UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 13, 2025

HANESBRANDS INC.

(Exact name of registrant as specified in its charter)

Maryland	001-32891	20-3552316
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 North Cherry Street Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 519-8080

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01	HBI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 13, 2025, HanesBrands Inc., a Maryland corporation (the “Company” or “HanesBrands”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gildan Activewear Inc., a corporation incorporated under the Business Corporations Act (Canada) (“Parent” or “Gildan”), Galaxy Merger Sub 2, Inc., a Maryland corporation and direct wholly owned subsidiary of Parent (“Second Parent Merger Sub”), Galaxy Merger Sub 1, Inc., a Maryland corporation and direct wholly owned subsidiary of Second Parent Merger Sub (“First Parent Merger Sub”), Helios Holdco, Inc., a Maryland corporation and direct wholly owned subsidiary of the Company (“Company Holdco”), and Helios Merger Sub, Inc., a Maryland corporation and direct wholly owned subsidiary of Company Holdco (“Company Merger Sub”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

The Transactions

The Merger Agreement provides for, among other things, the indirect acquisition of the Company by Parent through multiple steps. First, Company Merger Sub will merge with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a direct wholly owned subsidiary of Company Holdco. Second, immediately following the Company Merger, the Company will be converted into a Maryland limited liability company (the “LLC Conversion”). Third, immediately following the LLC Conversion, First Parent Merger Sub will merge with and into Company Holdco (the “First Parent Merger”), with Company Holdco surviving the First Parent Merger as a direct wholly owned subsidiary of Second Parent Merger Sub. Fourth, immediately following the First Parent Merger, Company Holdco will merge with and into Second Parent Merger Sub (the “Second Parent Merger” and, together with the Company Merger, the LLC Conversion and the First Parent Merger, the “Transactions”), with Second Parent Merger Sub surviving the Second Parent Merger as a direct wholly owned subsidiary of Parent.

Treatment of Company Common Stock and Company Equity Awards

The Merger Agreement provides that, at the effective time of the Company Merger (the “Company Merger Effective Time”), (a) each share of Company common stock outstanding immediately prior to the Company Merger Effective Time will be converted into one share of Company Holdco common stock, with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of Company Holdco, and (b) each Company Equity Award (as defined below) will be converted into an equity award covering that number of shares of Company Holdco common stock equal to the number of shares of Company common stock subject to such Company Equity Award, with the same terms and conditions as the awards so converted.

The Merger Agreement further provides that, at the effective time of the First Parent Merger (the “First Parent Merger Effective Time”), each share of Company Holdco common stock outstanding immediately prior to First Parent Merger Effective Time (other than shares held by Company Holdco, Parent or any of their respective subsidiaries, to be cancelled for no consideration in accordance with the Merger Agreement), will be converted into the right to receive: (a) 0.102 Parent common shares (the “Share Consideration”); and (b) $0.80 in cash, without interest (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”), subject to applicable tax withholding.

Pursuant to the Merger Agreement, at the First Parent Merger Effective Time:

(a)

each outstanding option to purchase shares of Company common stock granted under the Company’s 2020 Omnibus Incentive Plan (as amended, the “Company Equity Plan”) or as part of an inducement grant (each, a “Company Option”), will be converted into an option to purchase a number of Parent common shares (each, a “Parent Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company common stock subject to such Company Option multiplied by (ii) the Equity Award Exchange Ratio (as defined below). The exercise price per share with respect to each Parent Option will be equal to the quotient (rounded up to the nearest whole cent) of (A) the exercise price per share of Company common stock with respect to the related Company Option divided by (B) the Equity Award Exchange Ratio. Each Parent Option will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding Company Option immediately prior to the First Parent Merger Effective Time;

(b)

each outstanding Company restricted stock unit granted under the Company Equity Plan (a “Company RSU”) will be converted into a Parent restricted stock unit (a “Parent RSU”) denominated in a number of Parent common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company common stock subject to such Company RSU multiplied by (ii) the Equity Award Exchange Ratio; and

(c)

each outstanding Company performance stock unit granted under the Company Equity Plan (a “Company PSU”) will be converted into a Parent RSU denominated in a number of Parent common shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company common stock subject to such Company PSU based on the target level of performance multiplied by (ii) the Equity Award Exchange Ratio.

“Equity Award Exchange Ratio” means the sum of (a) 0.102 and (b) the quotient, rounded to two decimal places, obtained by dividing (i) $0.80 by (ii) the average of the volume weighted averages of the trading prices of Parent common shares on the New York Stock Exchange (“NYSE”) on each of the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to the date on which the closing of the Transactions occurs.

Settlement of any Parent RSU corresponding to a Company RSU or Company PSU will be made in Parent common shares purchased by Parent on the secondary market. Each Parent RSU will otherwise continue to be governed by the same terms and conditions as were applicable to the corresponding Company RSU or Company PSU immediately prior to the First Parent Merger Effective Time; provided that, in the case of any Company PSU, the performance-based vesting conditions shall no longer apply.

Notwithstanding the treatment of the Company Options, the Company RSUs and the Company PSUs (collectively, the “Company Equity Awards”) and the Company common stock pursuant to the Merger Agreement described above, the Merger Agreement provides that if the number of Parent common shares to be issued or issuable by Parent in connection with the Transactions (including the shares issuable as Share Consideration, under any Parent Options and otherwise included in the number of shares issuable for purposes of the Toronto Stock Exchange’s security holder approval requirement, collectively, the “Fully Diluted Issued Shares”) would result in the Fully Diluted Issued Shares being in excess of 24.99% of the number of Parent common shares outstanding as of the date of the Merger Agreement, the amount of the Cash Consideration and the Share Consideration will be proportionately adjusted such that the Fully Diluted Issued Shares represent 24.99% of the number of Parent common shares outstanding as of the date of the Merger Agreement.

If the Transactions are consummated, the Company common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable after the First Parent Merger Effective Time.

Conditions to the Transactions

Each of the Company’s and Parent’s obligations to consummate the Transactions is subject to a number of conditions, including, among others: (a) the approval of the Transactions by the Company’s stockholders (the “Company Stockholder Approval”); (b) the effectiveness of a registration statement on Form F-4 registering the Parent common shares issuable in the First Parent Merger; (c) approval for listing of such Parent common shares to be issued or issuable under the Merger Agreement on the NYSE and the Toronto Stock Exchange; (d) expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (e) absence of any law or order prohibiting consummation of the Transactions; (f) the absence of any material adverse effect with respect to the other party; and (g) other customary conditions relating to the accuracy of representations and warranties and performance of covenants. Additionally, Parent’s obligation to consummate the Transactions is subject to the receipt of certain other regulatory approvals.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties made by the parties, and also contains customary covenants and agreements, including, among others, (a) agreements by each of the Company and Parent to use commercially reasonable efforts to conduct its respective business in the ordinary course in a manner consistent with past practice during the period between the execution of the Merger Agreement and the First Parent Merger Effective Time (such period, the “Interim Period”), (b) agreements by the Company not to engage in certain kinds of transactions or other activities during the Interim Period and (c) agreements by the Company to convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, as well as agreements by each of the parties to use their reasonable best efforts to obtain all required regulatory approvals.

The Company is subject to customary “no shop” restrictions on its ability to solicit, initiate or knowingly encourage or facilitate alternative acquisition proposals. However, the Merger Agreement provides a customary exception that allows the Company, under certain circumstances and in compliance with specified procedures, to provide information to and engage in discussions or negotiations with a third party that has made a bona fide written acquisition proposal that the Company’s Board of Directors (the “Company Board”) determines in good faith (after consultation with its outside legal and financial advisors) constitutes or would reasonably be expected to lead to a “Company Superior Proposal.” Before providing any non-public information or engaging in discussions or negotiations with such a third party, the Company must provide prior written notice to Parent and comply with other requirements set forth in the Merger Agreement, including entering into an appropriate confidentiality agreement and providing Parent with an opportunity to match any superior proposal.

Termination and Company Termination Fee

The Merger Agreement may be terminated and abandoned before the First Parent Merger Effective Time by mutual written consent of both the Company and Parent. In addition, and subject to certain limitations, either party may terminate the Merger Agreement if (a) the First Parent Merger Effective Time has not occurred on or before 5:00 p.m., New York City time on May 13, 2026 (the “End Date”), (b) any governmental entity issues or enters an injunction or similar order permanently enjoining or prohibiting consummation of the Transactions and the injunction or order becomes final and non-appealable or (c) the Company Stockholder Approval is not obtained.

The Company may terminate the Merger Agreement (a) at any time prior to the receipt of Company Stockholder Approval in order to enter into a definitive agreement with respect to a Company Superior Proposal or (b) if Parent, First Parent Merger Sub or Second Parent Merger Sub breach or fail to perform in any material respect any of their representations, warranties, covenants or other agreements contained in the Merger Agreement and the breach or failure to perform would result in a failure of a condition set forth in the Merger Agreement, subject to the right of the breaching party to cure the breach.

Parent may terminate the Merger Agreement (a) if the Company, Company Merger Sub or Company Holdco breach or fail to perform in any material respect any of their representations, warranties, covenants or other agreements contained in the Merger Agreement and the breach or failure to perform would result in a failure of a condition set forth in the Merger Agreement, subject to the right of the breaching party to cure the breach, or (b) if, prior to receipt of Company Stockholder Approval, the Company Board effects a Company Change of Recommendation (as defined in the Merger Agreement).

Under the Merger Agreement, the Company will be required to pay to Parent a termination fee of $67.5 million if the Merger Agreement is terminated in certain circumstances, including because the Company Board has effected a Company Change of Recommendation or the Company has terminated the Merger Agreement in order to enter into an agreement providing for a Company Superior Proposal.

Financing

Parent has obtained a commitment letter for bridge and term loan facilities that, together with cash on hand and other sources available to Parent, will be used to finance the amounts payable by Parent at the closing of the Transactions and to pay related fees and expenses (the “Financing”), subject to certain terms and conditions set forth in the debt commitment letter and debt fee letters. The bridge commitment is expected to be replaced with permanent financing at or prior to closing to the Transactions. The consummation of the Transactions is not conditioned on the Financing or availability of any funds or other financing to Parent.

The foregoing description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement and the foregoing description of its terms have been included in this filing to provide investors and security holders with information regarding its terms. Factual disclosures about the Company or the Parent contained in the respective public filings the Company or the Parent makes with the U.S. Securities and Exchange Commission (“SEC”), and, in the case of the Parent, with the applicable Canadian securities regulatory authorities, may supplement, update or modify the factual disclosures about the Company or Parent contained in the Merger Agreement. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed among those parties, including being qualified by confidential disclosures among the parties. The covenants contained in the Merger Agreement may also be qualified by confidential disclosures among the parties. The representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Transactions if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to investors and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Transactions, the Company, Parent, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the definitive proxy statement/prospectus to be filed in connection with the Transactions.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 13, 2025, the Company and Stephen B. Bratspies, the Company’s Chief Executive Officer, entered into a letter agreement to memorialize the terms on which Mr. Bratspies will serve the Company prior to and following the consummation of the Transactions (the “Bratspies Letter Agreement”).

Under the Bratspies Letter Agreement, Mr. Bratspies will continue to serve as the Company’s Chief Executive Officer through the closing of the Transactions and for a period of up to three months thereafter (the “Bratspies Transition Period”), during which time Mr. Bratspies will provide strategic advice and assist in the orderly integration of the Company and Parent. Under the Bratspies Letter Agreement, Mr. Bratspies’ base salary and cash incentive opportunity will remain unchanged, but he will be ineligible to receive annual cash incentives and long-term incentive equity awards in 2026.

At the end of the Bratspies Transition Period, Mr. Bratspies is expected to terminate employment with the Company, and pursuant to the Bratspies Letter Agreement, such termination will be treated as an involuntary termination without cause under his pre-existing Severance/Change In Control Agreement with the Company and for purposes of his Company Equity Awards. Accordingly, upon his termination of employment, Mr. Bratspies is expected to receive the severance benefits payable upon a qualifying termination of employment that occurs within two years after a change in control (under the previously-disclosed terms of his Severance/Change In Control Agreement), as well as full vesting of his outstanding equity awards as of the date of his termination of employment. In the event Mr. Bratspies’ employment terminates for any reason before the closing of the Transactions, or if the Transactions are ultimately not consummated, the Bratspies Letter Agreement will be null and void.

The foregoing description of the Bratspies Letter Agreement is only a summary and is qualified in its entirety by the full text of the Bratspies Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01	Other Events.

On August 13, 2025, the Company released certain written communications in connection with the announcement of the Merger Agreement and the Transactions, which communications are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively.

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan’s, HanesBrands’ or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies; and the timing to realize such synergies competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated August 13, 2025, by and among Gildan Activewear Inc., Galaxy Merger Sub 2, Inc., Galaxy Merger Sub 1, Inc., Hanesbrands Inc., Helios Holdco, Inc. and Helios Merger Sub, Inc.*

10.1	Letter Agreement between Stephen B. Bratspies and HanesBrands Inc., dated August 13, 2025

99.1	CEO Letter to All Associates

99.2	CEO Letter to HanesBrands Australia Associates

99.3	Associate FAQ

99.4	Customer Letter

99.5	Supplier Letter

99.6	Investor Presentation

99.7	Social Media Post

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally to the U.S. Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANESBRANDS INC.

Dated: August 13, 2025	By:	/s/ M. Scott Lewis
		Name:	M. Scott Lewis
		Title:	Chief Financial Officer and Chief Accounting Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

GILDAN ACTIVEWEAR INC.,

GALAXY MERGER SUB 1, INC.,

GALAXY MERGER SUB 2, INC.,

HANESBRANDS INC.,

HELIOS HOLDCO, INC.

and

HELIOS MERGER SUB, INC.

Dated as of August 13, 2025

-i-

-ii-

-iii-

This AGREEMENT AND PLAN OF MERGER, dated as of August 13, 2025 (this “Agreement”), is by and among Gildan Activewear Inc., a corporation incorporated under the Business Corporations Act (Canada) (“Parent”), Galaxy Merger Sub 2, Inc., a Maryland corporation and direct wholly owned Subsidiary of Parent (“Second Parent Merger Sub”), Galaxy Merger Sub 1, Inc., a Maryland corporation and direct wholly owned Subsidiary of Second Parent Merger Sub (“First Parent Merger Sub” and, together with Second Parent Merger Sub, “Parent Merger Subs”), Hanesbrands Inc., a Maryland corporation (the “Company”), Helios Holdco, Inc., a Maryland corporation and direct wholly owned Subsidiary of the Company (“Company Holdco”), and Helios Merger Sub, Inc., a Maryland corporation and direct wholly owned Subsidiary of Company Holdco (“Company Merger Sub” and, together with the Company and Company Holdco, the “Company Parties”). Parent, Parent Merger Subs and the Company Parties are collectively referred to herein as the “Parties.”

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”), Company Merger Sub shall be merged with and into the Company (the “Company Merger”), with the Company surviving the Company Merger as a direct wholly owned Subsidiary of Company Holdco, and immediately following the Company Merger, the Company shall be converted into a Maryland limited liability company (the “LLC Conversion”);

WHEREAS, immediately following the LLC Conversion, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL, (a) First Parent Merger Sub shall be merged with and into Company Holdco (the “First Parent Merger”), with Company Holdco surviving the First Parent Merger as a direct wholly owned Subsidiary of Second Parent Merger Sub, and (b) immediately following the First Parent Merger, Company Holdco shall be merged with and into Second Parent Merger Sub (the “Second Parent Merger” and, together with the Company Merger, the LLC Conversion and the First Parent Merger, the “Transactions”), with Second Parent Merger Sub surviving the Second Parent Merger as a direct wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (c) resolved to recommend that the stockholders of the Company approve the Transactions and directed that such matters be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting;

WHEREAS, the board of directors of Company Holdco has unanimously (a) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and the best interests of Company Holdco and its stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (c) resolved to recommend that the stockholder of Company Holdco approve the Transactions and directed that such matter be submitted for consideration of the stockholder of Company Holdco;

WHEREAS, the board of directors of Company Merger Sub has unanimously (a) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Company Merger Sub and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the

Transactions, and (c) resolved to recommend that the sole stockholder of Company Merger Sub approve the Company Merger and directed that such matter be submitted for consideration of the sole stockholder of Company Merger Sub;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that it is in the best interests of Parent to enter into this Agreement and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, the Debt Financing and the issuance of Parent Common Shares in connection with the Transactions (the “Parent Share Issuance”);

WHEREAS, the board of directors of First Parent Merger Sub has unanimously (a) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of First Parent Merger Sub and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (c) resolved to recommend that the sole stockholder of First Parent Merger Sub approve the First Parent Merger and directed that such matter be submitted for consideration of the sole stockholder of First Parent Merger Sub;

WHEREAS, the board of directors of Second Parent Merger Sub has unanimously (a) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Second Parent Merger Sub and its sole stockholder, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Company Merger and the LLC Conversion, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (b) the First Parent Merger and the Second Parent Merger, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and 368(a)(2)(D) of the Code and (c) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements contained herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

THE TRANSACTIONS

Section 1.1 The Transactions. On the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the MLLCA, as applicable:

(a) at the Company Merger Effective Time, Company Merger Sub shall merge with and into the Company, the separate corporate existence of Company Merger Sub shall cease and the Company shall be the surviving corporation (the “Company Merger Surviving Corporation”) and a direct wholly owned Subsidiary of Company Holdco;

(b) immediately following the Company Merger, at the LLC Conversion Effective Time, the Company Merger Surviving Corporation shall be converted into a Maryland limited liability company (the “Company LLC”);

(c) immediately following the LLC Conversion, at the First Parent Merger Effective Time, First Parent Merger Sub shall merge with and into Company Holdco, the separate corporate existence of First Parent Merger Sub shall cease and Company Holdco shall be the surviving corporation in the First Parent Merger (the “First Parent Merger Surviving Corporation”) and a direct wholly owned Subsidiary of Second Parent Merger Sub; and

(d) immediately following the First Parent Merger, at the Second Parent Merger Effective Time, the First Parent Merger Surviving Corporation shall merge with and into Second Parent Merger Sub, the separate corporate existence of the First Parent Merger Surviving Corporation shall cease and Second Parent Merger Sub shall be the surviving corporation in the Second Parent Merger (the “Second Parent Merger Surviving Corporation”) and a direct wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Transactions (the “Closing”) shall take place at 8:30 a.m., New York City time remotely by exchange of documents and signatures (or their electronic counterparts) or, to the extent such exchange is not practicable, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, 10004, on the fifth Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions or, to the extent permitted by applicable Law, waiver of those conditions at the Closing); provided that the Closing may occur at such other place, time or date as the Company and Parent may agree in writing. The date on which the Closing shall occur being herein referred to as the “Closing Date.”

Section 1.3 Effective Times.

(a) As promptly as practicable following the Closing, but on the Closing Date, the Company and Company Merger Sub shall cause the articles of merger in connection with the Company Merger (the “Company Merger Articles of Merger”) to be duly executed, filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and deliver or cause to be delivered, as applicable, any Taxes and fees and make all other filings or recordings required under the MGCL in connection therewith. The Company Merger shall become effective at such time as the Company Merger Articles of Merger have been duly filed and accepted for record by the SDAT or at such later time (not to exceed 30 days after the Company Merger Articles of Merger are accepted for record by the SDAT) as may be agreed by the Parties in writing and specified in the Company Merger Articles of Merger in accordance with the MGCL (the effective time of the Company Merger being herein referred to as the “Company Merger Effective Time”).

(b) As promptly as practicable following the Closing, but on the Closing Date, the Company shall cause the articles of conversion in connection with the LLC Conversion (the “Company Articles of Conversion”) to be duly executed, filed with and accepted for record by the SDAT in accordance with the MGCL and MLLCA and deliver or cause to be delivered, as applicable, any Taxes and fees and make all other filings or recordings required under the MGCL and MLLCA in connection therewith. The LLC Conversion shall become effective at such time as the Company Articles of Conversion have been duly filed and accepted for record by the SDAT or at such later time (not to exceed 30 days after the Company Articles of Conversion are accepted for record by the SDAT) as may be agreed by the Parties in writing and specified in the Company Articles of Conversion in accordance with the MGCL and MLLCA, but in any event immediately following the Company Merger Effective Time (the effective time of the LLC Conversion being herein referred to as the “LLC Conversion Effective Time”).

(c) As promptly as practicable following the Closing, but on the Closing Date, Company Holdco and First Parent Merger Sub shall cause the articles of merger in connection with the First Parent Merger (the “First Parent Merger Articles of Merger”) to be duly executed, filed with and accepted for record by the SDAT in accordance with the MGCL and deliver or cause to be delivered, as applicable, any Taxes and fees and make all other filings or recordings required under the MGCL in connection therewith. The First Parent Merger shall become effective at such time as the First Parent Merger Articles of Merger have been duly filed and accepted for record by the SDAT or at such later time (not to exceed 30 days after the Company Articles of Conversion are accepted for record by the SDAT) as may be agreed by the Parties in writing and specified in the First Parent Merger Articles of Merger in accordance with the MGCL, but in any event immediately following the LLC Conversion Effective Time (the effective time of the First Parent Merger being herein referred to as the “First Parent Merger Effective Time”).

(d) As promptly as practicable following the Closing, but on the Closing Date, the Second Parent Merger Sub and First Parent Merger Surviving Corporation shall cause the articles of merger in connection with the Second Parent Merger (the “Second Parent Merger Articles of Merger”) to be duly executed, filed with and accepted for record by the SDAT in accordance with the MGCL and deliver or cause to be delivered, as applicable, any Taxes and fees and make all other filings or recordings required under the MGCL in connection therewith. The Second Parent Merger shall become effective at such time as the Second Parent Merger Articles of Merger have been duly filed and accepted for record by the SDAT or at such later time (not to exceed 30 days after the First Parent Merger Articles of Merger are accepted for record by the SDAT) as may be agreed by the Parties in writing and specified in the Second Parent Merger Articles of Merger in accordance with the MGCL, but in any event immediately following the First Parent Merger Effective Time (the effective time of the Second Parent Merger being herein referred to as the “Second Parent Merger Effective Time”).

Section 1.4 Effects of the Transactions. The Transactions shall have the effects set forth in this Agreement and the applicable provisions of the MGCL and the MLLCA.

Section 1.5 Organizational Documents.

(a) Prior to the Company Merger Effective Time, the Company Parties shall each take all necessary actions to ensure that the Organizational Documents of Company Holdco as of the Company Merger Effective Time are the same as the Organizational Documents of the Company as of the Company Merger Effective Time, except for the name of the Company, which shall be replaced with references to Company Holdco’s name, and except as may otherwise be permitted by Section 3-106.2(b)(4) of the MGCL.

(b) At the Company Merger Effective Time, the Organizational Documents of Company Merger Sub as in effect immediately prior to the Company Merger Effective Time shall be the Organizational Documents of the Company Merger Surviving Corporation until thereafter amended in accordance with MGCL and the then-effective Organizational Documents of the Company Merger Surviving Corporation, except for the name of Company Merger Sub, which shall be replaced with references to the Company’s name.

(c) At the LLC Conversion Effective Time, the Company LLC and its sole member shall adopt a limited liability company agreement in a form customary for a single member, member-managed limited liability company that is treated as a disregarded entity separate from Company Holdco for U.S. federal income tax purposes, which limited liability company agreement must be reasonably acceptable to Parent.

(d) At the First Parent Merger Effective Time, the Organizational Documents of First Parent Merger Sub as in effect immediately prior to the First Parent Merger Effective Time shall be the Organizational Documents of the First Parent Merger Surviving Corporation until thereafter amended in accordance with MGCL and the then-effective Organizational Documents of the First Parent Merger Surviving Corporation, except for the name of First Parent Merger Sub, which shall be replaced with references to the name of the First Parent Merger Surviving Corporation.

(e) At the Second Parent Merger Effective Time, the Organizational Documents of Second Parent Merger Sub as in effect immediately prior to the Second Parent Merger Effective Time shall be the Organizational Documents of the Second Parent Merger Surviving Corporation until thereafter amended in accordance with MGCL and the then-effective Organizational Documents of the Second Parent Merger Surviving Corporation.

Section 1.6 Directors and Officers.

(a) Company Holdco and First Parent Merger Sub shall each take all necessary action to cause the directors and officers of First Parent Merger Sub as of immediately prior to the First Parent Merger Effective Time to be the initial directors of and officers of the First Parent Merger Surviving Corporation as of the First Parent Merger Effective Time, and such directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b) First Parent Merger Surviving Corporation and Second Parent Merger Sub shall each take all necessary actions to cause the directors and officers of the Second Parent Merger Sub as of immediately prior to the Second Parent Merger Effective Time to be the directors and officers of the Second Parent Merger Surviving Corporation following the Second Parent Merger Effective Time, and such directors and officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect of the Transactions on Capital Stock.

(a) Company Merger. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Company Merger Sub or the holders of any securities of the Company or Company Merger Sub:

(i) Conversion of Company Common Stock. Each share of Company Common Stock that is outstanding immediately prior to the Company Merger Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of the Company Holdco Common Stock with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of Company Holdco. All shares of Company Common Stock that have been converted into Company Holdco Common Stock as provided in this Section 2.1(a)(i) shall be automatically cancelled and cease to exist on the conversion thereof. From and after the Company Merger Effective Time, all certificates (or book-entry shares) representing the Company Common Stock shall be deemed for all purposes to represent the number of shares of Company Holdco Common Stock into which they were converted in accordance with the immediately preceding sentence. For purposes of this Agreement, where applicable (including, for the avoidance of doubt, Article 2), after the consummation of the Company Merger, all references to the Company, the Company Common Stock, the Company Options, the Company RSUs, the Company PSUs and the Company Equity Awards and other securities of the Company shall be deemed, as applicable, to be references to Company Holdco, Company Holdco Common Stock and the same securities and awards of Company Holdco, and all references to stockholders of the Company shall be deemed to be references to common stockholders of Company Holdco.

(ii) Cancellation of Certain Company Holdco Common Shares. Each share of Company Holdco Common Stock that is held by the Company as of the Company Merger Effective Time shall be automatically cancelled and cease to exist.

(iii) Conversion of Company Merger Sub Common Stock. Each share of Company Merger Sub Common Stock that is outstanding immediately prior to the Company Merger Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of Company Merger Surviving Corporation (the “Company Merger Surviving Corporation Common Stock”) with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of Company Merger Surviving Corporation. From and after the Company Merger Effective Time, all certificates (or book-entry shares) representing Company Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of

Company Merger Surviving Corporation Common Stock into which they were converted in accordance with the immediately preceding sentence.

(b) LLC Conversion. At the LLC Conversion Effective Time, by virtue of the LLC Conversion and without any action on the part of the Company Merger Surviving Corporation or the holders of any securities of the Company Merger Surviving Corporation, each share of Company Merger Surviving Corporation Common Stock that is outstanding immediately prior to the LLC Conversion Effective Time shall be converted into and become one validly issued and fully paid limited liability company interest of Company LLC.

(c) First Parent Merger. At the First Parent Merger Effective Time, by virtue of the First Parent Merger and without any action on the part of Company Holdco, First Parent Merger Sub or the holders of any securities of Company Holdco or First Parent Merger Sub:

(i) Conversion of Company Holdco Common Stock. Each share of Company Holdco Common Stock that is outstanding immediately prior to the First Parent Merger Effective Time, but excluding Cancelled Shares and the Company Equity Awards (which shall be governed by Section 2.3), shall be converted automatically into the right to receive: (A) a number of Parent Common Shares equal to the Exchange Ratio (the “Share Consideration”), subject to Section 2.1(g) with respect to fractional Parent Common Shares; and (B) $0.80 in cash, without interest and subject to the adjustment as provided for in Section 2.2(c) (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”). All shares of Company Holdco Common Stock that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(c) shall be automatically cancelled and cease to exist on the conversion thereof, and uncertificated shares of Company Holdco Common Stock represented by book-entry form (“Common Book-Entry Shares”) and each certificate that, immediately prior to the First Parent Merger Effective Time, represented any such shares of Company Holdco Common Stock (each, a “Common Certificate”) shall thereafter represent only the right to receive the Merger Consideration (including the right to receive, pursuant to Section 2.1(g), the Fractional Share Cash Amount) into which the shares of Company Holdco Common Stock represented by such Common Book-Entry Share or Common Certificate have been converted pursuant to this Section 2.1(c)(i).

(ii) Treatment of Cancelled Shares. Each share of Company Holdco Common Stock that is owned by Company Holdco, Parent or any of their respective Subsidiaries (including, with respect to Company Holdco, the Company Merger Surviving Corporation and, with respect to Parent, Parent Merger Subs) immediately prior to the First Parent Merger Effective Time, other than shares held in a fiduciary, representative or other capacity on behalf of third parties (whether or not held in a separate account), shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(iii) Conversion of First Parent Merger Sub Common Stock. Each share of the First Parent Merger Sub Common Stock outstanding immediately prior to the First Parent Merger Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Parent Merger Surviving Corporation (the “First Parent Merger Surviving Corporation Common Stock”) with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the First Parent Merger Surviving Corporation. From and after the First Parent Merger Effective Time, all certificates (or book-entry shares) representing the First Parent Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of First Parent Merger Surviving Corporation Common Stock into which they were converted in accordance with the immediately preceding sentence.

(iv) Notwithstanding anything in this Agreement to the contrary, if the aggregate number of Parent Common Shares to be issued or issuable by Parent in connection with the Transactions or transactions related to the Transactions, including the Parent Common Shares issued as Share Consideration, the Parent Common Shares issuable under any Parent Options into which Company Options would be converted and any Parent Common Shares issued or issuable that are otherwise included in the number of securities issued or issuable for purposes of the TSX’s security holder approval requirement in Section 611 of the TSX Company Manual (collectively, the “Fully Diluted Issued Shares”), would result in the Fully Diluted Issued Shares being in excess of 24.99% of the number of Parent Common Shares outstanding, on a non-diluted basis (which, for greater certainty, shall mean the number of Parent Common Shares outstanding, not taking into account dilution from the Fully Diluted Issued Shares or any Parent Common Shares underlying any Parent Equity Award), as of the date of this Agreement, the amount of the Cash Consideration and Share Consideration shall be proportionately adjusted such that the Fully Diluted Issued Shares (taking into account such adjustment) represents 24.99% of the number of Parent Common Shares outstanding, on a non-diluted basis, as of the date of this Agreement; provided, that each holder of a share of Company Holdco Common Stock shall receive the same economic value for each share of Company Holdco Common Stock that it would have received pursuant to this Agreement as if such adjustment did not apply, valuing the Share Consideration based upon the average of the volume weighted averages of the trading prices of Parent Common Shares on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source reasonably selected by Parent) on each of the 20 consecutive NYSE trading days ending on (and including) the trading day that is one trading day prior to the date of this Agreement.

(d) Second Parent Merger. At the Second Parent Merger Effective Time, by virtue of the Second Parent Merger and without any action on the part of the First Parent Merger Surviving Corporation, Second Parent Merger Sub or the holders of any securities of the First Parent Merger Surviving Corporation or Second Parent Merger Sub, (i) each share of the Second Parent Merger Sub Common Stock issued and outstanding immediately prior to the Second Parent Merger Effective Time shall remain outstanding, all of which shares shall be held by Parent and which shall not be affected by the Second Parent Merger, and (ii) each share of common stock of the First Parent Merger Surviving Corporation issued and outstanding immediately prior to the Second Parent Merger Effective Time shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto, such that, immediately following the Second Parent Merger, the Second Parent Merger Surviving Corporation shall be a direct wholly owned Subsidiary of Parent.

(e) Appraisal Rights. In accordance with Section 3-202(c) of the MGCL and pursuant to the Company’s and Company Holdco’s Organizational Documents, no appraisal rights shall be available to holders of Company Common Stock or Company Holdco Common Stock in connection with the Transactions (and, subject to Section 5.1(b)(vi), the Company shall not be permitted to adopt or propose any amendments to the Organizational Documents of the Company Parties or any of their respective Subsidiaries to provide for such appraisal rights).

(f) Certain Adjustments. If, between the execution and delivery of this Agreement and the Company Merger Effective Time, the outstanding shares of Company Common Stock or the outstanding Parent Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be appropriately and equitably adjusted, without duplication, to proportionally reflect such change and to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(f) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement (including, for the avoidance of doubt, Section 5.1 and Section 5.2).

(g) No Fractional Shares.

(i) No fractional Parent Common Shares shall be issued in connection with the First Parent Merger and no certificates, scrip or shares representing fractional Parent Common Shares shall be delivered on the conversion of shares of Company Holdco Common Stock pursuant to Section 2.1(c)(i). To the extent any Company Holdco Common Stock would be exchanged for a fraction of a Parent Common Share (after aggregating all shares represented by the Common Certificates and Common Book-Entry Shares delivered by such holder) (such Company Holdco Common Stock, the “Fractional Holdco Shares”), each holder of

Fractional Holdco Shares shall receive, in lieu of a fraction of a Parent Common Share, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a Parent Common Share, and the denominator of which is the number of Parent Common Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of the Company Holdco Common Stock (the “Fractional Share Cash Amount”). As promptly as possible following the First Parent Merger Effective Time, the Exchange Agent shall sell at the then-prevailing prices on the NYSE or the TSX, as applicable, such number of Parent Common Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Holdco Common Stock, with the cash proceeds (net of all commissions, transfer Taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional Parent Common Shares. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional Parent Common Shares pursuant to this Article 2 was not separately bargained-for consideration but merely represents mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional Parent Common Shares.

(ii) No holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Common Share that would otherwise have been issuable as part of the Merger Consideration.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the First Parent Merger Effective Time, Parent shall select (acting reasonably) a bank or trust company or similar nationally recognized institution (after reasonable consultation with the Company) to serve as exchange agent hereunder (the “Exchange Agent”). Prior to the First Parent Merger Effective Time, Parent shall, on behalf of First Parent Merger Sub, deposit or cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of shares of Company Holdco Common Stock, (i) cash in U.S. dollars sufficient to pay the aggregate Cash Consideration payable pursuant to Section 2.1(c)(i), and (ii) evidence of Parent Common Shares in book-entry form representing the number of Parent Common Shares sufficient to deliver the aggregate Share Consideration deliverable pursuant to Section 2.1(c)(i). Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(d). Any such cash and book-entry shares deposited with the Exchange Agent and payment for fractional Parent Common Shares in accordance with Section 2.1(g) shall be referred to as the “Exchange Fund.”

(b) Payment Procedures.

(i) As soon as reasonably practicable after the First Parent Merger Effective Time and in any event not later than the third Business Day following the Closing Date, Parent shall use its commercially reasonable efforts to cause the Exchange Agent to mail to each holder of record of shares of Company Holdco Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal with respect to Book-Entry Shares (to the extent applicable) and Common Certificates (which shall specify that delivery shall be effected, and risk of loss and title to Common Certificates shall pass, only on delivery of Common Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably mutually agree), and (B) instructions for use in effecting the surrender of Book-Entry Shares (to the extent applicable) or Common Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

(ii) On surrender of Common Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares, receipt of an

“agent’s message” by the Exchange Agent, and such other documents as may be required by the Exchange Agent, the holder of such Common Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to promptly deliver to each such holder, the Merger Consideration into which the shares represented by such Common Certificates or Book-Entry Shares have been converted pursuant to this Article 2 (together with any Fractional Share Cash Amount and any dividends or other distributions payable pursuant to Section 2.2(d)). No interest shall be paid or accrued on any amount payable on due surrender of Common Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Common Certificate is registered, it shall be a condition precedent of payment that (A) the Common Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Common Certificate surrendered or shall have established that such Tax either has been paid or is not required to be paid. Notwithstanding the foregoing, with respect to any shares of Company Common Stock held through The Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the First Parent Merger Effective Time and in any event not later than the third Business Day following the Closing Date, upon surrender of Company Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (together with any Fractional Share Cash Amount and any dividends or other distributions payable pursuant to Section 2.2(d)), in each case, that such holder has the right to receive pursuant to this Article 2.

(c) Withholding Rights. Each of the Exchange Agent, the Company, Parent and each Parent Merger Sub (or their respective Affiliates), as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”), or under any provision of Tax Law with respect to the making of such payment (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Parent Common Shares pursuant to this Agreement, the applicable withholding agent may withhold or deduct from the Cash Consideration and/or a portion of the Parent Common Shares otherwise deliverable hereunder may be withheld). To the extent that amounts are so deducted or withheld and timely paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and if withholding is taken in Parent Common Shares, the relevant withholding agent shall be treated as having sold such Parent Common Shares on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Governmental Entity.

(d) Dividends or Distributions with Respect to Unexchanged Shares. No dividends or other distributions, if any, with a record date after the First Parent Merger Effective Time with respect to Parent Common Shares shall be paid to the holder of any unsurrendered shares of Company Holdco Common Stock to be converted into Parent Common Shares pursuant to Section 2.1(c)(i) until such holder shall surrender such shares of Company Holdco Common Stock in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Holdco Common Stock to be converted into Parent Common Shares pursuant to Section 2.1(c)(i), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article 2) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Shares represented by such share of Company Holdco Common Stock, less such withholding or deduction for any Taxes required by applicable Law.

(e) Closing of Transfer Books. At the First Parent Merger Effective Time, the stock transfer books of Company Holdco shall be closed, and there shall be no further registration of transfers on the stock transfer books of the First Parent Merger Surviving Corporation of the shares of Company Holdco Common Stock that were outstanding immediately prior to the First Parent Merger Effective Time. If, after the First Parent Merger Effective Time, Common Certificates or Book-Entry Shares are presented to the Second Parent Merger Surviving Corporation, Parent or the Exchange Agent for transfer or any other reason, the holder of any such Common Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the consideration to which such holder is entitled pursuant to this Article 2.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Company Holdco Common Stock on the one-year anniversary of the First Parent Merger Effective Time shall thereafter be delivered to Second Parent Merger Surviving Corporation or, at the direction of Second Parent Merger Surviving Corporation, to Parent or any Subsidiary thereof on demand, and any former holders of shares of Company Holdco Common Stock who have not surrendered their shares in accordance with this Article 2 shall thereafter look only to Parent for payment of their claim for the Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions payable pursuant to Section 2.2(d)) without any interest thereon, on due surrender of their shares.

(g) No Liability. Notwithstanding anything to the contrary in this Agreement, none of the Parties, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Holdco Common Stock or Company Common Stock for any amount properly delivered to a Governmental Entity or public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund that remains undistributed to the holders of Company Holdco Common Stock immediately prior to the date on which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall cease to represent any claim of any kind or nature and shall be deemed to be surrendered for cancellation to Parent.

(h) Investment of Exchange Fund. The Exchange Agent shall be subject to the terms and conditions of the Exchange Agent Agreement, including with respect to investment activities regarding the Exchange Fund; provided, that no such investment or loss thereon shall affect the amounts payable to holders of Common Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2.

(i) Lost Certificates. In the case of any Common Certificate that has been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Common Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Common Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Common Certificate the Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions deliverable pursuant to Section 2.2(d)) payable in accordance with Section 2.1 with respect to the shares of Company Holdco Common Stock represented by such lost, stolen or destroyed Common Certificate.

Section 2.3 Treatment of Company Equity Awards.

(a) Each of the Company and Company Holdco shall take all actions as may be necessary so that at the Company Merger Effective Time, each Company Equity Award shall automatically be converted into an equity award covering that number of shares of Company Holdco Common Stock equal to the number of shares of Company Common Stock subject to such Company Equity Award. All terms and conditions applicable to each such Company Equity Award immediately prior to the Company Merger Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the Company Merger Effective Time. Company Holdco shall remain subject to the obligations of the Company with respect to any such Company Equity Awards immediately after the Company Merger Effective Time.

(b) At the First Parent Merger Effective Time, each option to purchase shares of Company Common Stock granted under the Company Equity Plan or as part of an inducement grant pursuant to the rules and regulations of the NYSE (each, a “Company Option”), whether vested or unvested, that is outstanding as of immediately prior to the First Parent Merger Effective Time shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Company Common Stock and shall be converted into a Parent Option. The number of Parent Common Shares subject to each such Parent Option shall be equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the First Parent Merger Effective Time multiplied by (ii) the Equity Award Exchange Ratio. The exercise price per Parent Common Share with respect to each Parent Option shall be equal to the quotient (rounded up to the nearest whole cent) of (A) the exercise price per share of Company Common Stock with respect to the related Company Option divided by (B) the Equity Award Exchange Ratio. Except as specifically provided above, following the First Parent Merger Effective Time, each such Parent Option shall continue to be governed by the same terms and conditions (including vesting and forfeiture terms, if any) as were applicable to the corresponding Company Option immediately prior to the First Parent Merger Effective Time.

(c) At the First Parent Merger Effective Time, each Company RSU granted under the Company Equity Plan, whether vested or unvested, that is outstanding as of immediately prior to the First Parent Merger Effective Time, shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted share unit denominated in shares of Company Common Stock and shall be converted into a restricted stock unit denominated in a number of Parent Common Shares (a “Parent RSU”). The number of Parent Common Shares subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the First Parent Merger Effective Time multiplied by (y) the Equity Award Exchange Ratio. Except as specifically provided above, following the First Parent Merger Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture terms) as were applicable to the corresponding Company RSU immediately prior to the First Parent Merger Effective Time. Upon settlement of a Parent RSU corresponding to a Company RSU outstanding immediately prior to the First Parent Merger Effective Time, Parent shall deliver to the holder thereof a Parent Common Share purchased by Parent on the secondary market.

(d) At the First Parent Merger Effective Time, each performance stock unit (a “Company PSU”) granted under the Company Equity Plan, whether vested or unvested, that is outstanding as of immediately prior to the First Parent Merger Effective Time, shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be converted into a Parent RSU. The number of Parent Common Shares subject to each Parent RSU corresponding to a Company PSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the First Parent Merger Effective Time based on the target level of performance multiplied by (y) the Equity Award Exchange Ratio. Except as specifically provided above, following the First Parent Merger Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture terms) as were applicable to the corresponding Company PSU immediately prior to the First Parent Merger Effective Time; provided, that the performance-based vesting conditions shall no longer apply. Upon settlement of a Parent RSU corresponding to a Company PSU outstanding immediately prior to the First Parent Merger Effective Time, Parent shall deliver to the holder thereof a Parent Common Share purchased by Parent on the secondary market.

(e) As soon as practicable following the date of this Agreement, the Company Board or the appropriate committee thereof shall take, or cause to be taken, all necessary and appropriate action to provide that, with respect to the Company ESPP, (i) participation in the Company ESPP following the date of this Agreement shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction or purchase elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement (the offering period in effect as of the date of this Agreement, the “Final Offering”), and (iv) the Company ESPP shall terminate, effective on the first purchase date following the date of this Agreement, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP); provided, that if the Closing shall occur prior to the currently scheduled purchase date for the Final Offering, the purchase date shall instead occur on a date prior to the First Parent Merger Effective Time determined by the Company and consistent with the Company ESPP and the applicable offering period (with any participant payroll deductions not applied to the purchase of shares returned to the participant without interest), and the Company ESPP shall be terminated, effective on the Closing Date, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).

(f) At or prior to the First Parent Merger Effective Time, the Company, through the Company Board or the appropriate committee thereof, shall adopt such resolutions and take any actions that are necessary to effectuate the actions contemplated by this Section 2.3. Parent shall take all actions that are necessary for the assumption of the Company Equity Awards pursuant to Section 2.3(a) through Section 2.3(d), including the reservation, issuance (subject to Section 2.3(e)) and listing of Parent Common Shares as necessary to effect the transactions contemplated by this Section 2.3.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as disclosed (x) in the Company SEC Documents furnished or filed prior to the date of this Agreement (including any documents incorporated by reference therein but excluding any redactions or specified omissions therein to the extent the full text of such Company SEC Documents have not been made available to Parent or any disclosures set forth in any “risk factors” section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (y) in the corresponding section of the confidential disclosure schedules delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Schedules to the extent that the relevance thereof is reasonably apparent on its face), each of the Company Parties jointly and severally represent and warrant to Parent and each Parent Merger Sub as follows as of the date of this Agreement and as of the Closing Date (other than such representation and warranty that expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time):

Section 3.1 Qualification, Organization, Subsidiaries.

(a) Each of the Company Parties is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Maryland. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s other Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of incorporation or organization, as applicable. Each of the Company and its Subsidiaries (including Company Holdco and Company Merger Sub) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a U.S. or foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, (i) with respect to the Company, Company Holdco, Company Merger Sub and each of the Company’s Significant Subsidiaries, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company or such Subsidiaries, and (ii) with respect to the Company’s other Subsidiaries, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Organizational Documents of the Company and its Subsidiaries (including Company Holdco and Company Merger Sub), each as amended, supplemented, restated and/or amended and restated prior to the date of this Agreement, and each as made available to Parent is in full force and effect. None of the Company, Company Holdco, Company Merger Sub or any of the Company’s Significant Subsidiaries is in material violation of any provision of its Organizational Documents, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company’s other Subsidiaries is in violation of any provision of its Organizational Documents.

(b) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries (including Company Holdco and Company Merger Sub) have been validly issued and are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the Organizational Documents of any such Subsidiary or any Permitted Liens.

Section 3.2 Capitalization.

(a) The authorized shares of the Company consists of 2,000,000,000 shares of Company Common Stock and 50,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”). As of August 11, 2025 (the “Company Capitalization Date”), there were (i) 353,774,148 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Common Stock held in treasury, (iii) 23,915,632 shares of Company Common Stock available for new awards pursuant to the Company Equity Plan, (iv) 250,000 shares of Company Common Stock underlying outstanding Company Options, (v) 4,781,246.297 shares of Company Common Stock underlying outstanding Company RSUs (of which an aggregate of 456,247.297 were Deferred Company RSUs or Stock Equivalent Company RSUs), (vi) 5,046,281 shares of Company Common Stock underlying outstanding Company PSUs (assuming performance goals are satisfied at the target level), (vii) 10,092,562 shares of Company Common Stock underlying Company PSUs (assuming performance goals are satisfied at the maximum performance level), (viii) 5,342,035 shares of Company Common Stock reserved and available for issuance pursuant to the Company ESPP of which an estimated 37,217 shares of Company Common Stock were subject to outstanding purchase rights (estimated based on the closing price per share of Company Common Stock on the NYSE as of the Company Capitalization Date as reported by Bloomberg L.P. and the projected estimated dollar amount of contributions to the Company ESPP with respect to outstanding purchase rights) and (ix) no shares of Company Preferred Stock issued and outstanding. Since the Company Capitalization Date through the date of this Agreement, neither the Company ESPP nor any Company Equity Plan has been amended or otherwise modified and no shares of Company Common Stock or Company Preferred Stock have been repurchased or redeemed or issued (other than with respect to the exercise, vesting or settlement of any Company Equity Awards in effect on the Company Capitalization Date and pursuant to the terms of the applicable Company Equity Plan in effect on the Company Capitalization Date), and no shares of Company Common Stock or Company Preferred Stock have been reserved for issuance and no Company Equity Awards have been granted. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the First Parent Merger Effective Time will be when issued, duly authorized and validly issued as fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Each Company Equity Award (x) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Equity Plan and, as applicable, Company Deferral Plan pursuant to which it was issued and (y) other than with respect to any Stock Equivalent Company RSUs, is evidenced by a written award agreement, substantially in a form made available to Parent.

(b) Except as set forth in Section 3.2(a) (including, for the avoidance of doubt, Section 3.2(a) of the Company Disclosure Schedules), as of the date of this Agreement, (i) the Company does not have any shares of its capital stock issued or outstanding, other than shares of Company Common Stock that have become outstanding after the Company Capitalization Date, which were reserved for issuance as of the Company Capitalization Date as set forth in Section 3.2(a), and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of the Company or any of the Company’s Subsidiaries (including Company Holdco and Company Merger Sub) to which the Company or any of the Company’s Subsidiaries (including Company Holdco and Company Merger Sub) is a party obligating the Company or any of the Company’s Subsidiaries (including Company Holdco and Company Merger Sub) to (A) issue, transfer or sell any shares of capital stock of the Company or any of the Company’s Subsidiaries (including Company Holdco and Company Merger Sub) or securities convertible into, exercisable for or exchangeable for such shares, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment or (C) redeem or otherwise acquire any such shares of capital stock.

(c) Neither the Company nor any of its Subsidiaries (including Company Holdco and Company Merger Sub) has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. No Subsidiary of the Company (including Company Holdco and Company Merger Sub) owns any capital stock of the Company. Except for its interests in its Subsidiaries (including Company Holdco and Company Merger Sub), the Company does not own, directly or indirectly, any capital stock of, or any subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock in, any Person.

(d) Except for this Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries (including Company Holdco and Company Merger Sub) is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

(e) Section 3.2(e) of the Company Disclosure Schedules lists (i) each Subsidiary of the Company (including Company Holdco and Company Merger Sub), its jurisdiction of organization, the percentage of its equity interests directly or indirectly held by the Company and any other Persons that own equity interests (including their respective ownership percentages) and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person, and if such other Person is not wholly owned by the Company and/or its Subsidiaries, the other Persons that own the remaining interests in such other Person (including their respective ownership percentages).

Section 3.3 Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) Each of the Company Parties has the requisite corporate or similar power and authority and has taken all corporate or similar action necessary to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Transactions. Except for (i) the Company Stockholder Approval, (ii) the approval of the Transactions by the Company, as the sole stockholder of Company Holdco (which such approval shall occur immediately following the execution and delivery of this Agreement pursuant to Section 5.16(b)), and (iii) the approval of the Transactions by Company Holdco, as the sole stockholder of Company Merger Sub (which such approval shall occur immediately following the execution and delivery of this Agreement pursuant to Section 5.16(c)), no other corporate or similar proceedings on the part of any of the Company Parties are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions. This Agreement has been duly and validly executed and delivered by each of the Company Parties and, assuming this Agreement constitutes the valid and binding agreement of Parent and each Parent Merger Sub, constitutes the valid and binding agreement of each of the Company Parties, enforceable against each of the Company Parties in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b) (i) The Company Board at a duly called and held meeting has unanimously (A) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of the Company and its stockholders, (B) subject to receipt of the Company Stockholder Approval, approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (C) resolved to recommend that the stockholders of the Company approve the Transactions (the “Company Recommendation”) and directed that such matters be submitted for consideration of the stockholders of the Company at the Company Stockholder Meeting; (ii) the board of directors of Company Holdco has unanimously (A) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Company Holdco and its sole stockholder, (B) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (C) resolved to recommend that the sole stockholder of Company Holdco approve the Transactions and directed that such matters be submitted for consideration of the sole stockholder of Company Holdco; and (iii) the board of directors of Company Merger Sub has unanimously (A) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Company Merger Sub and its sole stockholder, (B) declared it advisable, to enter into this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (D) resolved to recommend that the sole stockholder of Company Merger Sub approve the Transactions and directed that such matters be submitted for consideration of the sole stockholder of Company Merger Sub.

(c) The execution, delivery and performance by each of the Company Parties of this Agreement and the consummation of the Transactions and the other transactions contemplated hereby by each of the Company Parties do not and will not require the Company or any of its Subsidiaries (including Company Holdco and Company Merger Sub) to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any U.S. or foreign, state, provincial, territorial or local governmental or regulatory agency, commission, court, body, entity or authority or any self-regulatory organization, including the NYSE or the TSX, in each case, of competent jurisdiction (each, a “Governmental Entity”), other than (i) the filing of the Company Merger Articles of Merger, Company Articles of Conversion, First Parent Merger Articles of Merger and the Second Parent Merger Articles of Merger with, and the acceptance for record of such filings by, the SDAT, pursuant to Section 1.3, (ii) (A) the Consents required to be obtained under the HSR Act and (B) the Consents under the Antitrust Laws of the jurisdictions set forth on Section 6.3(f) of the Company Disclosure Schedules, (iii) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Form F-4 (including the Proxy Statement/Prospectus), (iv) compliance with the rules and regulations of the NYSE and (v) compliance with any applicable foreign or state securities or blue sky laws (clauses (i) through (v), collectively, the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Assuming compliance with the matters referenced in Section 3.3(c) and receipt of the Company Approvals and the Company Stockholder Approval, the execution, delivery and performance by each of the Company Parties of this Agreement and the consummation by each of the Company Parties of the Transactions and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the Organizational Documents of the Company or any of its Subsidiaries (including Company Holdco and Company Merger Sub), (ii) contravene or conflict with or constitute a violation of any provision of any Law binding on or applicable to the Company or any of its Subsidiaries (including Company Holdco and Company Merger Sub) or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding on the Company or any of its Subsidiaries (including Company Holdco and Company Merger Sub), other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, right of termination, cancellation, acceleration or loss that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.3(d) of the Company Disclosure Schedules sets forth a true, correct and complete list of each Company Material Contract entered into prior to the execution and delivery of this Agreement pursuant to which notices, consents or waivers are or would reasonably be expected to be required in connection with the consummation of the transactions contemplated by this Agreement, including the Transactions (whether or not subject to the exception set forth above with respect to clauses (ii) and (iii) of this Section 3.3(d)).

Section 3.4 Reports and Financial Statements.

(a) The Company has filed or furnished, on a timely basis, all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act in the last three years (the forms, statements, certifications, documents and reports so filed or furnished by the Company and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company SEC Documents”). To the extent that any Company SEC Document filed from August 1, 2022 through the date of this Agreement and available on the Electronic Data Gathering, Analysis, and Retrieval database of the SEC contains redactions or omissions pursuant to a request for confidential treatment or otherwise, the Company has made available to Parent the full text of all such Company SEC Documents that it has so filed or furnished with the SEC. Each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and no Company SEC Document as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amended or superseding filing) contained, and no Company SEC Document filed with or furnished to the SEC subsequent to the date of this Agreement will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company (including Company Holdco and Company Merger Sub) is required to file or furnish any report, statement, schedule, form prospectus, registration statement or other document with, or make any other filing with, or furnish any other material to, the SEC or the Canadian Securities Administrators under any Laws. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any of the Company SEC Documents.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, in the last three years, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(c) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures.

(a) The Company has established and maintains disclosure controls and procedures as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company SEC Documents and other public disclosure documents.

(b) The Company maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, transactions are being executed only in accordance with authorizations of management and directors of the Company and access to assets is permitted only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a Subsidiary of the Company or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, the Company’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the year ended December 28, 2024, and such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation of its internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting. As of the date of its most recent audited financial statements, neither the Company nor its auditors had identified any significant deficiencies or material weaknesses in its internal controls over financial reporting and, as of the date of this Agreement, to the Knowledge of the Company, nothing has come to its attention that has caused it to believe that there are any material weaknesses or significant deficiencies in such internal controls. The Company has made available to Parent (A) a summary of any such disclosure made by management to the Company’s independent registered public accounting firm and audit committee since the date of its most recent audited financial statements and (B) any material communication made since the date of its most recent audited financial statements by management or the Company’s independent registered public accounting firm to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board (the “PCAOB”). In the last three years, neither the Company nor its independent registered public accounting firm has identified any critical audit matters in accordance with AS 3101 promulgated by PCAOB. In the last three years, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Continuing Employees regarding questionable accounting or auditing matters, have been received by the Company.

Section 3.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of December 28, 2024, and the

footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-K for the fiscal year ended December 28, 2024, (b) as expressly permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred in the Ordinary Course of Business since December 28, 2024 (the “Company Balance Sheet Date”) or (d) as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company (including Company Holdco and Company Merger Sub) has any liabilities or obligations of any nature (whether known or unknown, accrued, absolute, contingent or otherwise).

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries have been, throughout the last three years, in compliance with and not in default under or in violation of any federal, state, local or foreign law, statute, ordinance, common law or any rule, regulation, standard or Order of any Governmental Entity (collectively, “Laws”) applicable to the Company and its Subsidiaries, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, grants, concessions, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, tariffs, qualifications, registrations and orders of any Governmental Entities (“Permits”) necessary for the Company and the Company’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, and the Company and its Subsidiaries are in compliance with the terms and requirements of such Company Permit, except where the failure to be in full force and effect or in compliance or where such proceeding would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries has received any written notice that the Company or any of its Subsidiaries is in violation of any Law applicable to the Company or any of its Subsidiaries or any Permit, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Company, threatened, that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Company Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company does not (i) produce, design, test, manufacture, fabricate or develop one or more critical technologies, as defined at 31 C.F.R. § 800.215, (ii) perform any of the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure, as defined at 31 C.F.R. § 800.212, or (iii) maintain or collect, directly or indirectly, sensitive personal data, as defined at 31 C.F.R. § 800.241, of U.S. citizens.

Section 3.8 Anti-Corruption; Anti-Bribery; Anti-Money Laundering. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) For the last five years, the Company, its Subsidiaries and each of their directors, officers, other employees, agents and each other Person acting on behalf of the Company or its Subsidiaries are in compliance with, and for the last five years have complied with, (i) the Foreign Corrupt Practices Act of 1977 (the “FCPA”) and (ii) the provisions of all anti-bribery and anti-corruption Laws (“Anti-Corruption Laws”) and anti-money laundering Laws, to which the Company and its Subsidiaries are subject. The Company and its Subsidiaries have

(x) instituted policies and procedures that are reasonably designed to ensure compliance with the FCPA and Anti-Corruption Laws, (y) maintained such policies and procedures in full force and effect and (z) taken reasonable measures to enforce such policies and procedures.

(b) In the last five years, none of the Company, its Subsidiaries or any of their directors (or equivalents), officers and other employees and each other Person acting on behalf of the Company or its Subsidiaries has, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of the Company, pending or threatened Actions, settlements or enforcement actions relating to the FCPA or Anti-Corruption Laws or any applicable Law related to terrorism financing.

(c) In the last five years, none of the Company, its Subsidiaries or any of their directors (or equivalents), officers and their employees or any other Person acting on behalf of the Company or its Subsidiaries has: (i) directly or indirectly, paid, offered or promised to pay, or authorized or ratified the payment of any monies, gifts or anything of value (A) which would violate any applicable Anti-Corruption Law, including the FCPA, applied for purposes hereof as it applies to domestic concerns, or (B) to any Government Official, including any officer or employee of a state-owned enterprise, or any political party or candidate for political office for the purpose of (x) influencing any act or decision of such official or of any Governmental Entity, (y) obtaining or retaining business, or directing business to any Person or (z) securing any other improper benefit or advantage; or (ii) established or maintained any fund or asset for the benefit of or at the request of any public official that has not been accurately recorded in the books and records of the Company or any of its Subsidiaries.

Section 3.9 Sanctions. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) For the last three years, the Company and its Subsidiaries have been, and currently are, in compliance with relevant economic sanctions and export control Laws and regulations to which the Company or any of its Subsidiaries are subject, including United States sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control of the United States Department of State, the European Union, any Member State of the European Union, and the United Kingdom (“Sanctions”), the United States International Traffic in Arms Regulations and the Export Administration Regulations (collectively with Sanctions, “Export and Sanctions Regulations”).

(b) None of the Company or any of its Subsidiaries, or any directors (or equivalents), officer, other employee, agent or other Person acting on behalf of any of the Company or its Subsidiaries, in their capacity as such, is currently or has been in the last three years: (i) a Sanctioned Person; (ii) organized, ordinarily resident or located in a Sanctioned Country; or (iii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause the Company to violate applicable Export and Sanctions Regulations.

(c) Throughout the last three years, the Company and its Subsidiaries have (i) instituted policies and procedures that are reasonably designed to ensure compliance with the Export and Sanctions Regulations to which the Company and its Subsidiaries are subject, (ii) maintained such policies and procedures in full force and effect and (iii) taken reasonable measures to enforce such policies and procedures.

(d) In the last three years, neither the Company nor any of its Subsidiaries (i) has been found in violation of, charged with or convicted of any Export and Sanctions Regulations, (ii) is, to the Company’s Knowledge, under investigation by any Governmental Entity for possible violations of any Export and Sanctions Regulation, (iii) has been assessed civil penalties under any Export and Sanctions Regulations or (iv) has filed any voluntary disclosures with any Governmental Entity regarding possible violations of any Export and Sanctions Regulations.

Section 3.10 Environmental Laws and Regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the date that is five years prior to the date of this Agreement: (a) the Company and its Subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws; (b) neither the Company nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of or may have liability under any Environmental Law and there are no legal, administrative, arbitral or other proceedings, claims or actions filed and pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to any Environmental Law in each case other than with respect to matters that have been fully resolved; (c) to the Knowledge of the Company, there has been no treatment, storage or release of any Hazardous Substance in violation of or as would reasonably be expected to result in liability under any applicable Environmental Law from any properties currently or formerly owned or leased by the Company or any of its Subsidiaries or any predecessor; and (d) neither the Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or agreement by or with any Governmental Entity or imposing any liability or obligation relating to any Environmental Law or subject to any indemnification obligation related to liabilities under Environmental Law or under any Contract with any other third party.

Section 3.11 Employee Benefit Plans; Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true, correct and complete listing of all material Company Benefit Plans and separately identifies each Company Benefit Plan (i) that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Company Plan”) and (ii) that provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person.

(b) The Company has made available to Parent, to the extent applicable, with respect to each material Company Benefit Plan, (i) the Company Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (iii) the two most recent annual reports (Form 5500 or 990 Series) and accompanying schedules, (iv) the most recent determination or opinion letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan, (v) an estimate of current unfunded liabilities under any Company Benefit Plan that provides pension or post-employment medical, disability, life insurance or other welfare benefits and (vi) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Benefit Plan, including any filings under the Internal Revenue Service’s Employee Plans Compliance Resolution System Program or the United States Department of Labor’s Delinquent Filer Program.

(c) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole: (i) each Company Benefit Plan (including any related trusts) has been established, maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on a favorable opinion issued by the Internal Revenue Service; (iii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; and (iv) there are no pending, threatened or, to the Knowledge of the Company, anticipated Actions (other than routine claims for benefits in accordance with the terms of the Company Benefit Plans) by a Governmental Entity by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(d) Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of

Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is reasonably expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such Company Benefit Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of the Company or its applicable Subsidiary previously filed with the SEC, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been, or is reasonably expected to be, incurred by the Company or any of its Subsidiaries, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Company Benefit Plan and (v) there has been no “reportable event” within the meaning of Section 4043 of ERISA which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the Pension Benefit Guaranty Corporation to institute termination proceedings with respect to any Company Benefit Plan.

(e) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years. No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f) Except as provided in this Agreement or required by applicable Law, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay, or any other payment from the Company or its Subsidiaries, (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the First Parent Merger Effective Time.

(g) The execution and delivery of this Agreement, the receipt of the Company Approvals and the Company Stockholder Approval or other approval of this Agreement or the consummation of the Transactions and the other transactions contemplated by this Agreement could not, either alone or in combination with another event, result in the payment of any “excess parachute payment” as defined Section 280G(b)(1) of the Code to any disqualified individual of the Company.

(h) Neither the Company nor any of its Subsidiaries is a party to or has any obligation under any Company Benefit Plan or other agreement to compensate, indemnify, defend, hold harmless, reimburse or otherwise pay any person for excise or additional Taxes, interest or penalties payable incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(i) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, all Non-U.S. Company Plans (i) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a union or labor organization, (ii) to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity and, to the Company’s Knowledge, nothing has occurred that would adversely affect such registration or approval, and (iii) to the extent intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. Company Plan.

(j) The Company has made available to Parent, with respect to each current employee of the Company or any of its Subsidiaries, including any employee who is on a leave of absence of any nature, consistent with applicable law, (i) name, (ii) date of hire by the Company or any of its Subsidiaries, (iii) active or inactive status, (iv) title, (v) annualized compensation as of the date of this Agreement, including base salary, vacation and paid time off accrual amounts, bonus and commission potential, severance pay potential, each as applicable, (vi) employing entity and (vii) work location.

(k) Section 3.11(k) of the Company Disclosure Schedules sets forth a true, correct and complete list of each Company Labor Agreement. The Company has made available to Parent true, correct and complete copies of each material Company Labor Agreement listed on Section 3.11(k) of the Company Disclosure Schedules. The execution and delivery of this Agreement, the receipt of the Company Approvals and the Company Stockholder Approval or other approval of this Agreement or the consummation of the Transactions and the other transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any payments under any of the Company Labor Agreements, and the Company and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or similar organization is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby, including the Transactions.

(l) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, (i) there are no strikes, lockouts, slowdowns, concerted work stoppages or other job actions, picketing, unfair labor practices or other labor disputes pending or, to the Company’s Knowledge, threatened with respect to any employees of the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority and (iv) there is no pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of its Subsidiaries.

(m) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to the Company and its Subsidiaries, taken as a whole, throughout the last three years, the Company and its Subsidiaries have complied with the Company Labor Agreements and all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, wages and hours, employee and worker classification, immigration status, discrimination in employment, harassment and collective bargaining. None of the Company or any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees or other service providers (other than routine payments to be made in the Ordinary Course of Business).

(n) In the last three years, (i) no written allegations or investigations of sexual or racial harassment or sexual or race-based misconduct have been made against any individual in his or her capacity as an officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act (a “Company Insider”) and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders. There are no investigations or Actions currently pending or, to the Company’s Knowledge, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any individual in his or her capacity as a Company Insider.

Section 3.12 Absence of Certain Changes or Events.

(a) From the Company Balance Sheet Date through the date of this Agreement, there has not been any event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the Company Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses, and have not engaged in any material transaction other than, in the Ordinary Course of Business.

Section 3.13 Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (including Company Holdco and Company Merger Sub), or any of their respective assets or properties at law or in equity before, and there are no Orders of, any Governmental Entity against or affecting the Company or any of the Company’s Subsidiaries (including Company Holdco and Company Merger Sub), or any of their respective assets or properties.

Section 3.14 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) The Company and its Subsidiaries have prepared and timely filed (taking into account any validly obtained extension of time within which to file) all Tax Returns required to be filed by any of them under applicable Law with the appropriate Governmental Entity, and all such filed Tax Returns are true, correct and complete; (ii) the Company and its Subsidiaries have paid all Taxes required to be paid under applicable Law (whether or not shown on any Tax Return) with the appropriate Governmental Entity and have withheld all Taxes required to be withheld by any of them (including in connection with amounts paid or owing to any employee, independent contractor, non-resident, creditor, customer, stockholder or other third party), except, in the case of clauses (i) and (ii), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has been informed in writing by any Governmental Entity that such Governmental Entity believes that the Company or any of its Subsidiaries was required to file any income or other Tax Return that was not filed; (v) no claim has been made in writing by any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is, or may be, subject to Tax by or an obligation to file Tax Returns in that jurisdiction; (vi) there are no Liens for Taxes on any property of the Company or any of its Subsidiaries, except for Permitted Liens; and (vii) neither the Company nor any of its Subsidiaries has claimed or received a refund of Taxes or credit against Taxes to which it was not entitled.

(b) The Company and each of its Subsidiaries have properly (i) collected and remitted all sales, use, value added, and similar Taxes with respect to sales made to their customers or services provided to their customers and (ii) for all sales or services that are exempt from sales, use, value added, and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale or service as exempt.

(c) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(d) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), any “reportable transaction” as defined in

Subsection 237.3(1) of the CITA or any “notifiable transaction” as defined in Subsection 237.4(1) of the CITA or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(e) Neither the Company nor any of its Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (A) exclusively between or among the Company and/or its Subsidiaries or (B) not primarily related to Taxes and entered into in the Ordinary Course of Business), (ii) has been a member of an affiliated, consolidated, unitary or combined group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or its Subsidiary), or (iii) has any obligation or liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(f) To the Knowledge of the Company, The Company is not and in the five year period ending on the date hereof has not been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code.

(g) The Company has made available to Parent the list of all Tax rulings or requests (including private letter rulings and requests), closing agreements, gain recognition agreements or similar agreements with respect to Tax matters of the Company or any of its Subsidiaries that have been received or requested by or in respect of the Company or any of its Subsidiaries, in each case, which are currently in effect.

(h) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any closing agreement, installment sale or open transaction made prior to the Closing, (ii) any accounting method change or agreement with any Tax authority made prior to the Closing, or (iii) any election pursuant to Section 108(i) or 965(h) of the Code (or any similar provision of federal, state, local or non-U.S. Law) made prior to the Closing.

(i) Neither the Company nor any of its Subsidiaries has taken or has agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to (i) prevent or impede the First Parent Merger and Second Parent Merger, taken together, on the one hand, or the Company Merger and the LLC Conversion, taken together, on the other hand, from qualifying as “reorganizations” within the meaning of Section 368(a) of the Code, (ii) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Transactions, or (iv) prevent or impede the Company from being able to deliver the executed Company Tax Certificate at Closing. As of the date of this Agreement, the Company believes it will be able to provide the Company Tax Certificate at Closing.

(j) The Company and each of its Subsidiaries have complied with the transfer pricing provisions of all applicable Tax Laws (including Section 482 of the Code and Section 247 of the CITA), including the contemporaneous documentation, retention, and filing requirements thereof.

(k) There are no circumstances or situations existing, or that have existed, which have resulted, or which could result in the application of any of Sections 15, 17, 78, or 80 to 80.04 of the CITA or any equivalent provision of any applicable Canadian, provincial or territorial Law to the Company or any of its Subsidiaries.

Section 3.15 Intellectual Property; IT Assets; Privacy.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Registered Company Intellectual Property, including for each item, as applicable: (i) the record (and, if different, legal) owner; (ii) the registration or application number; (iii) the registration or application date, as applicable; and (iv) the filing jurisdiction (or Internet domain name registrar). All Registered Company Intellectual Property, other than any application thereof, is subsisting, and to the Knowledge of the Company, valid and enforceable.

(b) The Company or one or more of its Subsidiaries own, or have sufficient and valid rights to use, all material Intellectual Property used in or necessary for the operation of their respective businesses as currently conducted.

(c) The Company or one or more of its Subsidiaries solely and exclusively own all Company Intellectual Property, free and clear of any Liens (other than Permitted Liens). No Company Intellectual Property is subject to any Order or Contract adversely affecting the Company’s and its Subsidiaries’ ownership or use of, or any rights in or to, such Company Intellectual Property, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole), in the last three years, the operation of the respective businesses of the Company and its Subsidiaries, and the Company Products, have not infringed, misappropriated or otherwise violated any Intellectual Property of any third Person. Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole), to the Knowledge of the Company, in the last three years, no third Person has infringed, misappropriated or otherwise violated any Company Intellectual Property. Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole), neither the Company nor its Subsidiaries have: (i) received any written claim, notice, invitation to license or similar communication during the last three years (A) challenging the use, validity, enforceability, scope or ownership of any Company Intellectual Property, or (B) asserting that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated, or are infringing, misappropriating or otherwise violating, any Intellectual Property of any third Person; or (ii) sent any written claim, notice, invitation to license or similar communication during the last three years (A) challenging the use, validity, enforceability, scope or ownership of any Intellectual Property of a third Person, or (B) asserting that a third Person is infringing, misappropriating, or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property.

(e) Each former and current employee, consultant or independent contractor who developed for or on behalf of the Company or any of its Subsidiaries any Intellectual Property material to the respective businesses of the Company and its Subsidiaries has executed a valid and enforceable written agreement requiring the assignment to the Company or its Subsidiaries, as applicable, of all such Intellectual Property, except where ownership of such Intellectual Property vests in the Company or the applicable Subsidiary by operation of applicable Law.

(f) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company or its Subsidiaries and that are material to the businesses of the Company and its Subsidiaries, taken as a whole. No such Trade Secrets have been disclosed by the Company or any of its Subsidiaries to any other Person (including third-party service providers of Generative AI Tools), except pursuant to valid and enforceable written agreements requiring such other Person to maintain the confidentiality thereof. To the Knowledge of the Company, no such Person has breached such agreements.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company or one or more of its Subsidiaries solely and exclusively own all the Company IT Assets, free and clear of any Liens (other than Permitted Liens), (ii) the Company and its Subsidiaries own, or have sufficient and valid rights to use, all IT Assets currently used in the operation of the respective businesses of the Company and its Subsidiaries, and (iii) the IT Assets are sufficient for, and operate and perform in all respects as required by, the operation of the respective businesses of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have taken reasonable steps and implemented reasonable safeguards, consistent with industry practices, to protect the IT Assets from any unauthorized access or use and designed to ensure that they do not contain any Malicious Code. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery measures, consistent with industry practices.

(h) In the last three years, (i) the IT Assets have not materially malfunctioned or failed, or suffered material unscheduled downtime or unavailability, in each case, in a manner that materially disrupted the operation of the businesses of the Company and its Subsidiaries, taken as a whole, and (ii) neither the Company nor any of its Subsidiaries has experienced any unauthorized access to, or misuse of, any IT Assets, or any other act that compromised the security or confidentiality of the IT Assets, in each case, in a manner that was, individually or in the aggregate, material to the businesses of the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole), to the Knowledge of the Company, the IT Assets do not contain any Malicious Code.

(i) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries comply, and at all times in the last three years have complied, with (i) all Privacy Laws, (ii) its and their public-facing policies, and (iii) other Contractual commitments to which the Company or any of its Subsidiaries are bound or subject, in the cases of clauses (ii) and (iii), relating to privacy, security or Processing of Personal Information (clauses (i), (ii) and (iii), collectively, the “Company Privacy Requirements”). The Company and its Subsidiaries maintain and implement commercially appropriate written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are (A) reasonably designed to protect against reasonably anticipated threats or hazards to the security, integrity and confidentiality of Personal Information and (B) consistent in all material respects with the Company Privacy Requirements. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, in the last three years, neither the Company nor any of its Subsidiaries has received any written threat, notice or claim from any Person or Governmental Entity alleging non-compliance with or a violation of any Company Privacy Requirements. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, in the last three years, there has been no actual or reasonably suspected loss, theft or unauthorized Processing of Personal Information while such Personal Information was in the possession, custody or control of the Company or its Subsidiaries, or its or their third-party vendors or service providers on behalf of the Company or its Subsidiaries, and the Company and its Subsidiaries have not notified, or been required to notify, any individual, Governmental Entity or other third Person in connection with any such incident or reasonably suspected incident.

(j) Except as would not reasonably be excepted to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) no Generative AI Tools have been used in connection with the development of any Company Intellectual Property, including Company Intellectual Property embodied in any Company Product, and (ii) all third-party service providers of Generative AI Tools to which the Company or any of its Subsidiaries has provided (including as inputs or prompts to, or as training data for, any Generative AI Tools) any Personal Information, Trade Secrets or other confidential or privileged information of, or held by, the Company or any of its Subsidiaries, are contractually prohibited from using or retaining any such Personal Information, Trade Secrets or other information for any purpose other than to provide services to the Company or its applicable Subsidiary. The Company and its Subsidiaries have implemented and maintain reasonable written policies with respect to the use of Generative AI Tools by its and their employees, consultants and independent contractors, which, to the Knowledge of the Company, have been complied with in all material respects.

Section 3.16 Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company or one of its Subsidiaries has good and valid title to all tangible assets owned by the Company or any of its Subsidiaries as of the date of this Agreement, free and clear of all Liens other than Permitted Liens, or good and valid leasehold interests in all tangible assets leased or subleased by the Company or any of its Subsidiaries as of the date of this Agreement, or good and valid rights under the corresponding concession in all tangible assets held subject to such concession by the Company or any of its Subsidiaries as of the date of this Agreement; and (b) none of the Company or any of its Subsidiaries is a party to any Contract or subject to any Order that would deprive any of the Company or its Subsidiaries of the ability to operate substantially as the Company and its Subsidiaries operate on the date of this Agreement or that would deprive the Company and its Subsidiaries of the ability to serve directly all customers that may be served directly by them on the date of this Agreement.

Section 3.17 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Contract under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant (a “Company Real Property Lease”) with respect to material real property leased, subleased, held under concession, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary thereof party thereto, and, to the Knowledge of the Company, each other party thereto. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property by the Company or its Subsidiaries in the operation of their business thereon, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no uncured default by the Company or any of its Subsidiaries under any Company Real Property Lease or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancelation, and to the Knowledge of the Company, no termination or cancelation is threatened, under any material Company Real Property Lease.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries have good and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Company Owned Real Property” and, together with the Company Leased Real Property, the “Company Real Property”). The Company Real Property is (i) free and clear of all Liens of any nature whatsoever, except Permitted Liens, (ii) in good condition and repair, reasonable wear and tear excepted, and (iii) adequate to carry on the business of the Company and its Subsidiaries, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 3.17(c) of the Company Disclosure Schedules sets forth a list of all Company Leased Real Property and Company Owned Real Property together with a correct street address or, if no such street address is available, such other information as is reasonably necessary to identify each parcel of such Company Leased Real Property and Company Owned Real Property.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending or, to the Knowledge of the Company, threatened with respect to any portion of any Company Owned Real Property.

Section 3.18 Opinion of Financial Advisor. The Company Board has received the oral opinion of Goldman Sachs & Co. LLC, to be subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be received by the holders (other than Parent and its Affiliates) of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such written opinion will promptly be delivered to Parent after execution of this Agreement solely for informational purposes on a non-reliance basis.

Section 3.19 Required Vote of the Company Stockholders. The affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the approval of the Transactions at the Company Stockholder Meeting and the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (collectively, the “Company Stockholder Approval”) are the only votes of holders of securities of the Company that is required to approve the transactions contemplated by this Agreement, including the Transactions.

Section 3.20 Material Contracts.

(a) Except for this Agreement and purchase orders entered into in the Ordinary Course of Business that do not contain material terms other than price and quantity not contained on the underlying Contract (so long as such underlying Contract has been made available to Parent), as of the date of this Agreement, neither the Company nor any of its Subsidiaries (including Company Holdco and Company Merger Sub) is a party to, or is expressly bound by, any Contract that:

(i) would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) is a Company Real Property Lease relating to real property that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) contains material restrictions on the right of the Company or any of its Affiliates (including, for the avoidance of doubt, Parent and its Subsidiaries from and following the Closing) to engage in activities competitive with any Person or to solicit customers or suppliers anywhere in the world;

(iv) grants “most favored nation” status applicable to the Company or any of its Affiliates (including, for the avoidance of doubt, Parent and its Subsidiaries from and following the Closing);

(v) provides for the formation, creation, operation, management or control of any joint venture, partnership or other similar arrangement with a third party;

(vi) is an indenture, credit agreement, loan agreement, note or other Contract providing for Indebtedness of the Company or any if its Subsidiaries (other than Indebtedness among the Company and/or any of its Subsidiaries) having an outstanding amount or notional amount (or, in the case of finance leases, the amount capitalized and reflected as a liability on the balance sheet) in excess of $5 million;

(vii) is a settlement, conciliation or similar Contract, (A) entered into in the last three years, that would require the Company or any of its Subsidiaries to pay consideration of more than $5 million after the date of this Agreement or (B) that contains material restrictions on the business and operations of the Company or any of its Subsidiaries;

(viii) provides for the acquisition or disposition by the Company or any of its Subsidiaries of any business (whether by merger, sale of stock, sale of assets or otherwise), or any real property, that would, in each case, reasonably be expected to result in the receipt or making by the Company or any Subsidiary of the Company of future payments in excess of $5 million;

(ix) is an acquisition agreement that contains material “earn-out” or other material contingent payment obligations;

(x) obligates the Company or any Subsidiary of the Company to make any future capital investment or capital expenditure outside the Ordinary Course of Business and in excess of $2 million;

(xi) is reasonably likely to require, during the remaining term of such Contract, annual payments to or from the Company and its Subsidiaries of more than $15 million;

(xii) limits or restricts the ability of the Company or any of its Subsidiaries to declare or pay dividends or make distributions in respect of their capital stock, partner interests, membership interests or other equity interests;

(xiii) contains a standstill or similar agreement pursuant to which a Person has agreed not to acquire assets or securities of another Person;

(xiv) is a Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding shares of Company Common Stock or any of their respective Affiliates, on the other hand;

(xv) to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, the ultimate contracting party of which, is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract);

(xvi) pursuant to which: (A) the Company or any of its Subsidiaries is granted any license, covenant not to sue, release, waiver, immunity, option or other right (including co-existence or similar commitments) with respect to Intellectual Property (including data) of a third Person, where such Intellectual Property (including data) is material to the business of the Company or any of its Subsidiaries (other than (i) non-exclusive licenses for, or other similar non-exclusive rights to, unmodified, commercially available “off-the-shelf” software that have been granted on standardized, generally available terms, for which the one-time or annual fee, as applicable, does not exceed $2,000,000, (ii) any non-exclusive license or other right that is merely incidental to the subject matter of the applicable Contract the commercial purposes of which is primarily for something other than such license or right, (iii) Contracts between or among any of the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries, and (iv) non-exclusive licenses granted pursuant to any standard online or mobile customer terms of use, terms of service or similar terms of the Company or any of its Subsidiaries, such as website terms of use); (B) the Company or any of its Subsidiaries grants to another Person any license, covenant not to sue, release, waiver, immunity, option or other right with respect to any Company Intellectual Property (including data) that is material to the businesses of the Company and its Subsidiaries (other than (i) non-exclusive licenses granted to suppliers, vendors, contractors or service providers in the Ordinary Course of Business solely to the extent necessary for the purpose of their provision of goods or services to the Company or its Subsidiaries, (ii) any non-exclusive license or other similar right that is merely incidental to the subject matter of the applicable Contract the commercial purpose of which is primarily for something other than such license or right, (iii) Contracts between or among any of the Company’s Subsidiaries or between or among the Company and any of its Subsidiaries, and (iv) non-exclusive licenses granted pursuant to standard online or mobile customer terms of use, terms of service, or similar terms of the Company or any of its Subsidiaries, such as website terms of use; or (C) the Company or any of its Subsidiaries has assigned, transferred, sold, acquired, obtained or purchased, or agreed to assign, transfer, sell, acquire, obtain or purchase, any Intellectual Property (including data) that is material to the businesses of the Company and its Subsidiaries and that was executed in the three years prior to the date of this Agreement (other than Contracts with suppliers, vendors, service providers, employees and contractors entered into in the Ordinary Course of Business and Contracts solely between or among any of the Company’s Subsidiaries or solely between or among the Company and any of its Subsidiaries);

(xvii) evidences financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contract, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(xviii) is a Contract with a Company Top Customer or Company Top Supplier; or

(xix) to the extent not otherwise described in clauses (i) through (xviii) of this Section 3.20(a), if terminated or subject to a default by any party thereto, would have or would reasonably be expected to have a Company Material Adverse Effect.

Each Contract of the type described in clauses (i) through (xix) of this Section 3.20(a) and the Contracts set forth on Section 3.20(a)(xx) of the Company Disclosure Schedules being herein referred to as a “Company Material Contract.”

(b) True, correct and complete copies of each Company Material Contract have been publicly filed with the SEC prior to the date of this Agreement or otherwise made available to Parent. Neither the Company nor any Subsidiary of the Company is in breach of or in default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions.

Section 3.21 Suppliers and Customers.

(a) Section 3.21 of the Company Disclosure Schedules sets forth a true, correct and complete list of (i) the top 10 suppliers (each, a “Company Top Supplier”) and (ii) the top 10 customers (each, a “Company Top Customer”), respectively, by the aggregate dollar amount of payments to or from, as applicable, such supplier or customer during the 12 months ended December 28, 2024.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, in the three years prior to the date of this Agreement, (i) there has been no termination of or a failure to renew the business relationship of the Company or its Subsidiaries with any Company Top Supplier or any Company Top Customer, (ii) there has been no change in the material terms of the business relationship of the Company or any of its Subsidiaries with any Company Top Supplier or Company Top Customer, and (iii) no Company Top Supplier or Company Top Customer has notified the Company or any of its Subsidiaries that it intends to terminate, not renew or change the pricing or other terms of its business.

Section 3.22 Inventory. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, the Company’s and its Subsidiaries’ inventory (a) is sufficient for the operation of the Company’s and its Subsidiaries’ business in the Ordinary Course of Business, (b) consists of items that are good and merchantable within normal trade tolerances (subject to applicable reserves), (c) is of a quality and quantity presently usable or saleable in the Ordinary Course of Business (subject to applicable reserves), (d) is not held by any Person (including any Affiliate of the Company Parties) on consignment, (e) is valued on the books and records of the Company or its Subsidiaries, as applicable, at the lower of cost or market with the cost determined under the standard cost accounting inventory valuation method consistent with past practice and (f) is subject to reserves determined in accordance with GAAP.

Section 3.23 Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance), (ii) each insurance policy maintained by the Company or any of its Subsidiaries is in full force and effect, (iii) all premiums due by the Company or any of its Subsidiaries with respect to such insurance policies have been paid and (iv) the Company and its Subsidiaries are in compliance with all contractual requirements applicable thereto contained in such insurance policies. Neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, written notice of any pending or threatened cancellation with respect to any of its material insurance policies. The Company has previously made available to Parent all material policies of insurance maintained by the Company or any of its Subsidiaries as of the date hereof.

Section 3.24 Affiliate Party Transactions. In the three years prior to the date of this Agreement, there have been no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Person owning five percent or more of the Company Common Stock or any Affiliate of such Person or any director or executive officer of the Company or any of its Affiliates (or any relative thereof), on the other hand, or that would be required to be disclosed by the Company under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than Ordinary Course of Business employment agreements and similar employee and indemnification arrangements otherwise set forth on the Company Disclosure Schedules.

Section 3.25 Capitalization of Company Holdco and Company Merger Subs. The authorized shares of (a) Company Holdco consists of 2,000,000,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding (the “Company Holdco Common Stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding, and (b) Company Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “Company Merger Sub Common Stock”), 100 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Company Holdco is as of the date of this Agreement, and at all times until immediately prior to the Company Merger Effective Time will be, owned directly by the Company; and all of the issued and outstanding capital stock of Company Merger Sub is as of the date of this Agreement, and at all times until immediately prior to the Company Merger Effective Time will be, owned directly by Company Holdco. There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of Company Holdco or Company Merger Sub pursuant to which any Person other than the Company may acquire any equity securities of Company Holdco or Company Merger Sub. Neither Company Holdco nor Company Merger Sub has conducted any business prior to the date of this Agreement, and, prior to the Company Merger Effective Time, will not have any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement or the transactions contemplated by this Agreement, including the Transactions.

Section 3.26 Finders or Brokers. Other than Goldman Sachs & Co. LLC and Evercore Group L.L.C, neither the Company nor any of its Subsidiaries has employed or engaged any investment banker, broker or finder in connection with the Transactions or any other transactions contemplated by this Agreement who may be entitled to any fee or any commission in connection with or on consummation of the Transactions. The Company has made available to Parent true, correct and complete copies of all agreements pursuant to which any Person is entitled to any fees, rights to indemnification and expenses in connection with any of the transactions contemplated by this Agreement.

Section 3.27 Takeover Laws. Assuming the representations and warranties of Parent and each Parent Merger Sub set forth in Section 4.18 are true and correct, as of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of anti-takeover statute or regulation or any anti-takeover provision in the Organizational Documents of any of the Company Parties is, and none of the Company Parties have any rights plan, “poison pill” or similar agreement that is, applicable to this Agreement, the Transactions or any other transactions contemplated hereby.

Section 3.28 Joint Venture. To the Knowledge of the Company:

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Joint Venture is a legal entity duly organized, validly existing and in good standing under the Laws of state of Delaware; and (ii) the Joint Venture has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a U.S. or foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Joint Venture is not in material violation of any provision of its Organizational Documents.

(b) All of the outstanding shares of capital stock or voting securities of the Joint Venture that are held by the Company or a Subsidiary of the Company have been validly issued and are owned by the Company and another Subsidiary of the Company, free and clear of all material Liens other than restrictions imposed by applicable securities Laws or the Organizational Documents of the Joint Venture or any Permitted Liens.

(c) The Joint Venture does not have outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter. The Joint Venture does not own any capital stock of the Company. The Joint Venture does not own, directly or indirectly, any capital stock of, or any subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock in, any Person.

(d) Section 3.28(d) of the Company Disclosure Schedules lists (i) the percentage of the equity interests of the Joint Venture directly or indirectly held by the Company and any other Persons that own equity interests of the Joint Venture (including their respective ownership percentages) and (ii) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in the Joint Venture, and the other Persons that own the remaining interests in such other Person (including their respective ownership percentages).

(e) The Joint Venture has been, throughout the last three years, in compliance with and not in default under or in violation of any Law applicable to the Joint Venture, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material and adverse to the Company, (i) the Joint Venture solely and exclusively owns all Intellectual Property owned or purported to be owned by the Joint Venture, free and clear of all Liens (other than Permitted Liens), (ii) the Joint Venture owns, or has sufficient and valid rights to use, all material Intellectual Property used in or necessary for the operation of its business as currently conducted, (iii) the Joint Venture has sufficient and valid rights to grant the licenses and others rights that it grants or purports to grant to the Company and its Subsidiaries, and (iv) in the last three years, the operation of the business of the Joint Venture has not infringed, misappropriated or otherwise violated any Intellectual Property of any third Person, and no third Person has infringed, misappropriated or otherwise violated any Intellectual Property owned or purported to be owned by the Joint Venture.

(g) Section 3.28(g) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Registered Intellectual Property owned or purported to be owned by the Joint Venture. All such Registered Intellectual Property, other than any application thereof, is subsisting, valid and enforceable. The sole purpose of the Joint Venture is to own and maintain such Intellectual Property, and to license such Intellectual Property to the Company and Edgewell Personal Care Brands, LLC, and their respective affiliates (the “Joint Venture Business”). Since its formation, the Joint Venture has only engaged in the Joint Venture Business and activities related and incidental thereto.

Section 3.29 No Other Representations or Warranties; No Reliance. The Company Parties each acknowledge and agree that, except for the representations and warranties contained in Article 4 or any certificate delivered pursuant to this Agreement, none of Parent, either Parent Merger Sub or any other Person acting on behalf of Parent or either Parent Merger Sub has made or makes, and none of the Company Parties have relied on, any representation or warranty, whether express or implied, with respect to Parent, either Parent Merger Sub, their respective Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company Parties or any of their respective Representatives by or on behalf of Parent or either

Parent Merger Sub. The Company Parties acknowledge and agree that none of Parent, either Parent Merger Sub or any other Person acting on behalf of Parent or either Parent Merger Sub has made or makes, and none of the Company Parties have relied on, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company Parties or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent, either Parent Merger Sub or any of their respective Subsidiaries. Notwithstanding the foregoing, nothing in this Section 3.29 shall limit the Company Parties’ remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by Parent, either Parent Merger Sub or any other Person in Article 4 or any certificate delivered pursuant to this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PARENT MERGER SUBS

Except as disclosed (x) in the Parent Public Documents furnished or filed prior to the date of this Agreement (including any documents incorporated by reference therein but excluding any redactions or specified omissions therein to the extent the full text of such Parent Public Documents have not been made available to the Company or any disclosures set forth in any “risk factors” section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (y) in the corresponding section of the confidential disclosure schedules delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Schedules”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedules shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Parent Disclosure Schedules to the extent that the relevance thereof is reasonably apparent on its face), Parent and each Parent Merger Sub jointly and severally represent and warrant to each of the Company Parties as follows as of the date of this Agreement and as of the Closing Date (other than such representation and warranty that expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time):

Section 4.1 Qualification, Organization, Subsidiaries.

(a) Each of Parent and Parent Merger Subs is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation, organization or formation, as applicable. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent’s other Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of incorporation or organization, as applicable. Each of Parent and its Subsidiaries (including Parent Merger Subs) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a U.S. or foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, (i) with respect to Parent, Parent Merger Subs and each of Parent’s Significant Subsidiaries, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to Parent or such Subsidiaries, and (ii) with respect to Parent’s other Subsidiaries, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true, correct and complete copies of the Organizational Documents of Parent and each Parent Merger Sub, each as amended, supplemented, restated and/or amended and restated prior to the date of this Agreement, and each as made available to the Company is in full force and effect. None of Parent, Parent Merger Subs or any of Parent’s Significant Subsidiaries is in material violation of any provision of its Organizational Documents, and except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent’s other Subsidiaries is in violation of any provision of its Organizational Documents.

(b) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of Parent’s Subsidiaries (including Parent Merger Subs) have been validly issued and are owned by Parent, by another Subsidiary of Parent or by Parent and another Subsidiary of Parent, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the Organizational Documents of any such Subsidiary or any Permitted Liens.

Section 4.2 Capitalization.

(a) The authorized share capital of Parent consists of an unlimited number of Parent Common Shares, an unlimited number of first preferred shares issuable in series (the “Parent First Preferred Shares”) and an unlimited number of second preferred shares issuable in series (the “Parent Second Preferred Shares”). As of August 11, 2025 (the “Parent Capitalization Date”), there were (i) 149,062,515 Parent Common Shares issued and outstanding, (ii) no Parent First Preferred Shares issued and outstanding and (iii) no Parent Second Preferred Shares issued and outstanding. Since the Parent Capitalization Date through the date of this Agreement, no Parent Common Shares, Parent First Preferred Shares or Parent Second Preferred Shares have been repurchased or redeemed or issued, and no Parent Common Shares, Parent First Preferred Shares or Parent Second Preferred Shares have been reserved for issuance. All outstanding Parent Common Shares are, and, when issued and delivered in accordance with the terms of this Agreement, the Parent Common Shares to be issued as part of the Merger Consideration will be, duly authorized and validly issued as fully paid and nonassessable, common shares in the capital of Parent, listed and posted for trading on the NYSE and the TSX, and not subject to or issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.

(b) Except as set forth in Section 4.2(a) (including, for the avoidance of doubt, Section 4.2(a) of the Parent Disclosure Schedules) or as required by the terms of the Parent Benefit Plans, as of the date of this Agreement, (i) Parent does not have any shares of its share capital issued or outstanding, other than Parent Common Shares that have become outstanding after the Parent Capitalization Date, which were reserved for issuance as of the Parent Capitalization Date, and (ii) except pursuant to any Parent Equity Awards, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of Parent or shares of capital stock of any of Parent’s Subsidiaries (including Parent Merger Subs) to which Parent or any of Parent’s Subsidiaries (including Parent Merger Subs) is a party obligating Parent or any of Parent’s Subsidiaries (including Parent Merger Subs) to (A) issue, transfer or sell any shares of Parent or shares of capital stock or any of Parent’s Subsidiaries (including Parent Merger Subs) or securities convertible into, exercisable for or exchangeable for such shares, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or commitment or (C) redeem or otherwise acquire any such shares or shares of capital stock. As of the Parent Capitalization Date, there were 1,694,767 Parent Common Shares issuable pursuant to outstanding Parent Equity Awards and 446,554 Parent Common Shares available for future issuance pursuant to equity compensation plan(s) maintained by Parent.

(c) The Parent Common Shares to be issued as part of the Merger Consideration shall not be subject to any resale restrictions under applicable Canadian Securities Laws provided that the conditions set forth in paragraphs 2 through 5 of subsection 2.6(3) of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators are satisfied in respect of any such trade.

(d) Neither Parent nor any of its Subsidiaries (including Parent Merger Subs) has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the shareholders of Parent on any matter.

(e) Except for this Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries (including Parent Merger Subs) is a party with respect to the voting of the Parent Common Shares or other shares of Parent or capital stock of any of Parent’s Subsidiaries.

Section 4.3 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) Each of Parent and Parent Merger Subs has the requisite corporate power and authority and has taken all corporate action necessary to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Transactions. Except for (i) the approval of the First Parent Merger by Second Parent Merger Sub, as the sole stockholder of First Parent Merger Sub (which such approval shall occur immediately following the execution and delivery of this Agreement pursuant to Section 5.16(a)) and (ii) the approval of the Second Parent Merger by Parent, as the sole stockholder of Second Parent Merger Sub (which such approval shall occur immediately following the execution and delivery of this Agreement pursuant to Section 5.16(b)), no other corporate proceedings on the part of Parent or either Parent Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions. This Agreement has been duly and validly executed and delivered by Parent and each Parent Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of each of the Company Parties, this Agreement constitutes the valid and binding agreement of Parent and each Parent Merger Sub, enforceable against each of Parent and each Parent Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b) (i) The Parent Board at a duly called and held meeting has unanimously (A) determined that it is in the best interests of Parent to enter into this Agreement and (B) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions and the Debt Financing and the issuance of the Parent Common Shares in connection with the Transactions; (ii) the board of directors of First Parent Merger Sub has unanimously (A) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of First Parent Merger Sub and its sole stockholder, (B) declared it advisable, to enter into this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions, and (D) resolved to recommend that the sole stockholder of First Parent Merger Sub approve the First Parent Merger and directed that such matter be submitted for consideration of the sole stockholder of First Parent Merger Sub; and (iii) the board of directors of Second Parent Merger Sub has unanimously (A) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are advisable and in the best interests of Second Parent Merger Sub and its sole stockholder, (B) declared it advisable, to enter into this Agreement, and (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Transactions.

(c) The execution, delivery and performance by Parent and each Parent Merger Sub of this Agreement and the consummation of the Transactions and the other transactions contemplated hereby by Parent and each Parent Merger Sub do not and will not require Parent or any of its Subsidiaries (including Parent Merger Subs) to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the First Parent Merger Articles of Merger and the Second Parent Merger Articles of Merger with, and the acceptance for record of such filings by, the SDAT, pursuant to Section 1.3, (ii) (A) the Consents required to be obtained under the HSR Act and (B) the Consents under the Antitrust Laws of the jurisdictions set forth on Section 6.3(f) of the Company Disclosure Schedules, (iii) compliance with the applicable requirements of the Securities Act, the Exchange Act and Canadian Securities Laws, including the filing with the SEC of the Form F-4 (including the Proxy Statement/Prospectus), (iv) compliance with the rules and regulations of the NYSE and the TSX (including the approval of the Parent Share Issuance and the listing on the NYSE and the TSX of the Parent Common Shares issuable in connection with the Transactions) and (v) compliance with any applicable foreign or state securities or blue sky laws (clauses (i) through (v), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Assuming compliance with the matters referenced in Section 4.3(c) and receipt of the Parent Approvals, the execution, delivery and performance by Parent and each Parent Merger Sub of this Agreement and the consummation by Parent and each Parent Merger Sub of the Transactions and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the Organizational Documents of Parent or any of its Subsidiaries (including Parent Merger Subs), (ii) contravene or conflict with or constitute a violation of any provision of any Law binding on or applicable to Parent or any of its Subsidiaries (including Parent Merger Subs) or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding on Parent or any of its Subsidiaries (including Parent Merger Subs), other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, right of termination, cancellation, acceleration or loss that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent is a “reporting issuer” or the equivalent thereof and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces and territories in Canada. In the last three years, (i) Parent has filed or furnished, on a timely basis, all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act in the last three years (the forms, statements, certifications, documents and reports so filed or furnished by Parent and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent SEC Documents”) and (ii) Parent has filed or furnished all forms, documents and reports required to be filed or furnished by it with the Canadian Securities Administrators prior to the date of this Agreement (together with the Parent SEC Documents, the “Parent Public Documents”). Each of the Parent Public Documents, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the Canadian Securities Laws, as the case may be, and no Parent Public Document as of its date (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such amended or superseding filing) contained, and no Parent Public Documents filed with or furnished to the SEC or the Canadian Securities Administrators subsequent to the date of this Agreement will contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has not filed any confidential material change report with any Canadian Securities Administrators that, as of the date of this Agreement, remains confidential. No Subsidiary of Parent (including Parent Merger Subs) is required to file or furnish any report, statement, schedule, form prospectus, registration statement or other document with, or make any other filing with, or furnish any other material to, the SEC or the Canadian Securities Administrators under any Laws. As of the date of this Agreement, there are no outstanding or unresolved comments from the staff of the SEC or the Canadian Securities Administrators with respect to any of the Parent Public Documents. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the TSX.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent Public Documents (or, if any such Parent Public Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Parent Public Document) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with IFRS (except, in the case of the unaudited financial statements, as permitted by Canadian Securities Laws or the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). KPMG LLP, who reported on and certified, or reviewed, Parent’s most recent consolidated financial statements, as the case may be, are independent registered public accountant as required by Canadian Securities Laws, and there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) in the last three years with respect to the present or, to the knowledge of Parent, any former auditor of Parent.

Section 4.5 Internal Controls and Procedures.

(a) Parent has established and maintains disclosure controls and procedures as defined in Rule 13a-15 under the Exchange Act and in National Instrument 52-109 –Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). Such disclosure controls and procedures are effective in providing reasonable assurance that all information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent Public Documents and other public disclosure documents.

(b) Parent maintains a system of internal controls over financial reporting (as required by Rule 13a-15 under the Exchange Act and under NI 52-109) that is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets, transactions are being executed only in accordance with authorizations of management and directors of Parent and access to assets is permitted only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of Parent and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or a wholly owned Subsidiary of Parent or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, Parent’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(c) Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the year ended December 29, 2024, and such assessment concluded that such controls were effective. Parent has disclosed, based on its most recent evaluation of its internal controls prior to the date of this Agreement, to Parent’s independent registered public accounting advisor and the audit committee of the Parent Board, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting. As of the date of its most recent audited financial statements, neither Parent nor its independent registered public accounting advisor had identified any significant deficiencies or material weaknesses in its internal controls over financial reporting and, as of the date of this Agreement, to the Knowledge of Parent, nothing has come to its attention that has caused it to believe that there are any material weaknesses or significant deficiencies in such internal controls. In the last three years, neither Parent nor its independent registered public accounting advisor has identified any critical audit matters in accordance with AS-3101 promulgated by PCAOB. In the last three years, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from employees of Parent or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by Parent.

Section 4.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 29, 2024, and the footnotes to such consolidated balance sheet, in each case set forth in Parent’s report on Form 6-K for the fiscal year ended December 29, 2024, (b) as expressly permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred in the Ordinary Course of Business since December 29, 2024 (the “Parent Balance Sheet Date”) or (d) as would not have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any Subsidiary of Parent (including Parent Merger Subs) has any liabilities or obligations of any nature (whether known or unknown, accrued, absolute, contingent or otherwise).

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries have been, throughout the last three years, in compliance with and not in default under or in violation of any Laws applicable to Parent and its Subsidiaries, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all Permits necessary for Parent and Parent’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (such Permits, the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof, and Parent and its Subsidiaries are in compliance with the terms and requirements of such Parent Permit, except where the failure to be in full force and effect or in compliance or where such proceeding would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) No material change is required in any of the processes or properties or written procedures or policies of Parent or any of its Subsidiaries in connection with any Laws, and neither Parent nor any of its Subsidiaries has received any written notice that Parent or any of its Subsidiaries is in violation of any Law applicable to Parent or any of its Subsidiaries or any Permit, except for such violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending or, to the Knowledge of Parent, threatened, that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Anti-Corruption; Anti-Bribery; Anti-Money Laundering. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) For the last five years, Parent, its Subsidiaries and each of their directors, officers, other employees, agents and each other Person acting on behalf of Parent or its Subsidiaries are in compliance with, and for the last five years have complied, with (i) the FCPA and (ii) the provisions of all Anti-Corruption Laws and all anti-money laundering Laws to which Parent and its Subsidiaries are subject. Parent and its Subsidiaries have (x) instituted policies and procedures that are reasonably designed to ensure compliance with the FCPA and Anti-Corruption Laws, (y) maintained such policies and procedures in full force and effect and (z) taken reasonable measures to enforce such policies and procedures.

(b) In the last five years, none of Parent, its Subsidiaries or any of their directors (or equivalents), officers and other employees and each other Person acting on behalf of Parent or its Subsidiaries has, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of Parent, pending or threatened Actions, settlements or enforcement actions relating to the FCPA or Anti-Corruption Laws or any applicable Law related to terrorism financing.

(c) In the last five years, none of Parent, its Subsidiaries or any of their directors (or equivalents), officers and their employees or any other Person acting on behalf of Parent or its Subsidiaries has: (i) directly or indirectly, paid, offered or promised to pay, or authorized or ratified the payment of any monies, gifts or anything of value (A) which would violate any applicable Anti-Corruption Law, including the FCPA, applied for purposes hereof as it applies to domestic concerns, or (B) to any Government Official, including any officer or employee of a state-owned enterprise, or any political party or candidate for political office for the purpose of (x) influencing any act or decision of such official or of any Governmental Entity, (y) obtaining or retaining business, or directing business to any Person or (z) securing any other improper benefit or advantage; or (ii) established or maintained any fund or asset for the benefit of or at the request of any public official that has not been accurately recorded in the books and records of Parent or any of its Subsidiaries.

Section 4.9 Sanctions. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) For the last three years, Parent and its Subsidiaries have been, and currently are, in compliance with relevant economic sanctions and export control Laws and regulations to which Parent or any of its Subsidiaries are subject, including the Export and Sanctions Regulations and the Canadian Special Economic Measures Act, the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the Freezing Assets of Corrupt Foreign Officials Act, Part II.1 of the Criminal Code, the United Nations Act, any regulation promulgated under the aforementioned legislation, or any other similar legislation administered by the Government of Canada (“Canadian Sanctions Regulations”).

(b) None of Parent or any of its Subsidiaries, or any directors (or equivalents), officer, other employee, agent or other Person acting on behalf of any of Parent or its Subsidiaries, in their capacity as such, is currently or has been in the last three years: (i) a Sanctioned Person; (ii) organized, ordinarily resident or located in a Sanctioned Country; or (iii) engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country, to the extent such activities would cause Parent to violate applicable Export and Sanctions Regulations or Canadian Sanctions Regulations.

(c) Throughout the last three years, Parent and its Subsidiaries have (i) instituted policies and procedures that are reasonably designed to ensure compliance with the Export and Sanctions Regulations or Canadian Sanctions Regulations to which Parent and its Subsidiaries are subject, (ii) maintained such policies and procedures in full force and effect and (iii) taken reasonable measures to enforce such policies and procedures.

(d) In the last three years, neither Parent nor any of its Subsidiaries (i) has been found in violation of, charged with or convicted of any Export and Sanctions Regulations or Canadian Sanctions Regulations, (ii) is, to Parent’s Knowledge, under investigation by any Governmental Entity for possible violations of any Export and Sanctions Regulation or Canadian Sanctions Regulations, (iii) has been assessed civil penalties under any Export and Sanctions Regulations or Canadian Sanctions Regulations or (iv) has filed any voluntary disclosures with any Governmental Entity regarding possible violations of any Export and Sanctions Regulations or Canadian Sanctions Regulations.

Section 4.10 Environmental Laws and Regulations. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date that is five years prior to the date of this Agreement: (a) Parent and its Subsidiaries have conducted their respective businesses in compliance with all applicable Environmental Laws; (b) neither Parent nor any of its Subsidiaries has received any written notices, demand letters or written requests for information from any Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of or may have liability under any Environmental Law and there are no legal, administrative, arbitral or other proceedings, claims or actions filed and pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries relating to any Environmental Law in each case other than with respect to matters that have been fully resolved; (c) to the Knowledge of Parent, there has been no treatment, storage or release of any Hazardous Substance in violation of or as would reasonably be expected to result in liability under any applicable Environmental Law from any properties currently or formerly owned or leased by Parent or any of its Subsidiaries or any predecessor; and (d) neither Parent nor any of its

Subsidiaries is subject to any agreement, order, judgment, decree or agreement by or with any Governmental Entity or imposing any liability or obligation relating to any Environmental Law or subject to any indemnification obligation related to liabilities under Environmental Law or under any Contract with any other third party.

Section 4.11 Parent Benefit Plans; Labor Matters.

(a) Section 4.11(a) of the Parent Disclosure Schedules sets forth a true, correct and complete listing of all material Parent Benefit Plans.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to Parent and its Subsidiaries, taken as a whole: (i) each Parent Benefit Plan (including any related trusts) has been established, maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely on a favorable opinion issued by the Internal Revenue Service; (iii) all contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with IFRS; and (iv) there are no pending, threatened or, to the Knowledge of Parent, anticipated Actions (other than routine claims for benefits in accordance with the terms of the Parent Benefit Plans) by a Governmental Entity by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(c) Neither Parent nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Parent Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is reasonably expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such Parent Benefit Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Parent or its applicable Subsidiary previously filed with the SEC or the Canadian Securities Administrators, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been, or is reasonably expected to be, incurred by Parent or any of its Subsidiaries, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Parent Benefit Plan and (v) there has been no “reportable event” within the meaning of Section 4043 of ERISA which has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would constitute grounds for the Pension Benefit Guaranty Corporation to institute termination proceedings with respect to any Parent Benefit Plan.

(d) Neither Parent nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any Multiemployer Plan in the last six years. No Parent Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) Except as provided in this Agreement or required by applicable Law, the consummation of the Transactions and the other transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries to severance pay, or any other payment from Parent or its Subsidiaries, (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, (iv) otherwise give rise to any material liability under any Parent Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the First Parent Merger Effective Time.

(f) The execution and delivery of this Agreement, the receipt of the Parent Approvals or other approval of this Agreement or the consummation of the Transactions and the other transactions contemplated by this Agreement could not, either alone or in combination with another event, result in the payment of any “excess parachute payment” as defined Section 280G(b)(1) of the Code to any disqualified individual of Parent. Neither Parent nor any of its Subsidiaries is a party to or has any obligation under any Parent Benefit Plan or other agreement to compensate, indemnify, defend, hold harmless, reimburse or otherwise pay any person for excise or additional Taxes, interest or penalties payable incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(g) Except as would not reasonably be expected to result in, individually or in the aggregate, material liability to Parent and its Subsidiaries, taken as a whole, all Parent Benefit Plans maintained outside of the U.S. (“Non-U.S. Parent Plans”): (i) have been maintained and operated in accordance with, and are in compliance with, their terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a union or labor organization, (ii) to the extent required to be registered or approved by a foreign Governmental Entity, have been registered with, or approved by, a foreign Governmental Entity and, to the Knowledge of Parent, nothing has occurred that would adversely affect such registration or approval, and (iii) to the extent intended to be funded and/or book-reserved, are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. Parent Plan.

(h) The execution and delivery of this Agreement, the receipt of the Parent Approvals or other approval of this Agreement or the consummation of the Transactions and the other transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any payments under any Parent Labor Agreements, and Parent and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification and bargaining obligations arising under any Parent Labor Agreements. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or similar organization is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated hereby, including the Transactions.

(i) In the last three years, (i) no written allegations or investigations of sexual or racial harassment or sexual or race-based misconduct have been made against any individual in his or her capacity as an officer or director of Parent who is subject to the reporting requirements of Section 16(a) of the Exchange Act (a “Parent Insider”) and (ii) neither Parent nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Parent Insiders. There are no investigations or Actions currently pending or, to Parent’s Knowledge, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any individual in his or her capacity as a Parent Insider.

Section 4.12 Absence of Certain Changes or Events.

(a) From the Parent Balance Sheet Date through the date of this Agreement, there has not been any event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From the Parent Balance Sheet Date through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses, and have not engaged in any material transaction other than, in the Ordinary Course of Business.

Section 4.13 Investigations; Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, there are no

Actions pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of Parent’s Subsidiaries (including Parent Merger Subs) or any of their respective assets or properties at law or in equity before, and there are no Orders of, any Governmental Entity against or affecting Parent or any of Parent’s Subsidiaries (including Parent Merger Subs) or any of their respective assets or properties.

Section 4.14 Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) (i) Parent and its Subsidiaries have prepared and timely filed (taking into account any validly obtained extension of time within which to file) all Tax Returns required to be filed by any of them under applicable Law with the appropriate Governmental Entity, and all such filed Tax Returns are true, correct and complete; (ii) Parent and its Subsidiaries have paid all Taxes required to be paid under applicable Law (whether or not shown on any Tax Return) with the appropriate Governmental Entity and have withheld all Taxes required to be withheld by any of them (including in connection with amounts paid or owing to any employee, independent contractor, non-resident, creditor, customer, stockholder or other third party), except, in the case of clauses (i) and (ii), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with IFRS; (iii) as of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries; (iv) neither Parent nor any of its Subsidiaries has been informed in writing by any Governmental Entity that such Governmental Entity believes that Parent or any of its Subsidiaries was required to file any income or other Tax Return that was not filed; (v) no claim has been made in writing by any Governmental Entity in any jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is, or may be, subject to Tax by or an obligation to file Tax Returns in that jurisdiction; and (vi) there are no Liens for Taxes on any property of Parent or any of its Subsidiaries, except for Permitted Liens.

(b) Neither Parent nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(c) Neither Parent nor any of its Subsidiaries (i) is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (A) exclusively between or among Parent and/or its Subsidiaries or (B) not primarily related to Taxes and entered into in the Ordinary Course of Business), (ii) has been a member of an affiliated, consolidated, unitary or combined group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent or its Subsidiary), or (iii) has any obligation or liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, provincial, territorial, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(d) Neither Parent nor any of its Subsidiaries has taken or has agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to (i) prevent or impede the First Parent Merger and Second Parent Merger, taken together, on the one hand, or the Company Merger and the LLC Conversion, taken together, on the other hand, from qualifying as “reorganizations” within the meaning of Section 368(a) of the Code, (ii) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code, (iii) cause Parent to be treated as a “domestic corporation” pursuant to Section 7874(b) of the Code as a result of the Transactions, or (iv) prevent or impede Parent from being able to deliver the executed Parent Tax Certificate at Closing. As of the date of this Agreement, Parent believes it will be able to provide the Parent Tax Certificate at Closing.

(e) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), any “reportable transaction” as defined in

Subsection 237.3(1) of the CITA or any “notifiable transaction” as defined in Subsection 237.4(1) of the CITA or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(f) Parent and each of its Subsidiaries have complied with the transfer pricing provisions of all applicable Tax Laws (including Section 482 of the Code and Section 247 of the CITA), including the contemporaneous documentation, retention, and filing requirements thereof.

(g) There are no circumstances or situations existing, or that have existed, which have resulted, or which could result in the application of any of Sections 15, 17, 78, or 80 to 80.04 of the CITA or any equivalent provision of any applicable Canadian, provincial or territorial Law to Parent or any of its Subsidiaries.

Section 4.15 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of (i) the executed Debt Commitment Letter and Debt Fee Letters, which Debt Fee Letters have been redacted for fee amounts, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted, none of which redacted provisions would adversely affect the availability, conditionality or enforceability of the debt financing contemplated by the Debt Commitment Letter. Pursuant to the Debt Commitment Letter, and subject to the terms and conditions thereof, the Debt Financing Sources party thereto have committed to provide Parent and/or its Subsidiary party thereto with the amounts set forth in the Debt Commitment Letter for the purposes set forth therein. The only conditions precedent to the obligations of the Debt Financing Sources party to the Debt Commitment Letter thereunder to provide the Facilities (as defined therein) on the Closing Date are the Financing Conditions.

(b) As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and, to the Knowledge of Parent, no amendment or modification is contemplated (other than with respect to flex rights as set forth in the Debt Fee Letters and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement), and the Debt Commitment Letter, in the form so delivered, constitutes the legal, valid and binding obligation of, and is enforceable against, Parent and, to the Knowledge of Parent, each of the other non-affiliated parties thereto, subject, in each case, to the Enforceability Exceptions.

(c) Parent has fully paid (or caused to be paid) any and all fees that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. Except as set forth in the Debt Commitment Letter and the Debt Fee Letters, as of the date of this Agreement, there are no contracts, agreements, “side letters” or other arrangements to which Parent or any of its Subsidiaries is a party relating to the Debt Commitment Letter or the Debt Financing that imposes conditions precedent to the funding of the Debt Financing on the Closing Date or would otherwise affect the availability of the Debt Financing on the Closing Date in each case, other than any customary engagement letters or non-disclosure agreements which do not impact the conditionality, availability or amount of the Debt Financing and that, in the case of such customary engagement letters, copies of which (which may include customary redactions) have been delivered to the Company as of the date hereof.

(d) Assuming the accuracy of the Company’s representations and warranties set forth in Article 3 and compliance by the Company in all material respects with its obligations hereunder, and assuming satisfaction of the conditions in Article 6 (other than the conditions set forth in Section 6.3(a) and Section 6.3(b) and those conditions that by their nature can only be satisfied at the Closing), as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to constitute, a default or breach by Parent or its Subsidiaries or, to the Knowledge of Parent, any other party thereto, of any term of the Debt Commitment Letter or to prevent the satisfaction of any condition to the availability of the Debt Financing. Assuming satisfaction of the conditions in Article 6 (other than the conditions set forth in Section 6.3(a) and Section 6.3(b)) and that the Debt Financing is funded on the Closing Date in accordance with the Debt Commitment Letter, the proceeds from the Debt Financing, together with available cash of Parent and its Subsidiaries and other amounts expected to be available to Parent and its Subsidiaries, will be sufficient for Parent to pay the Required Amount.

(e) Parent and Parent Merger Subs expressly acknowledge and agree that their obligations under this Agreement to consummate the Transactions or any of the other transactions contemplated by this Agreement are not subject to, or conditioned on, the receipt or availability of any funds or the Debt Financing.

Section 4.16 Capitalization of Parent Merger Subs. The authorized capital stock of (a) First Parent Merger Sub consists of 10,000 shares of common stock, par value $0.01 per share (the “First Parent Merger Sub Common Stock”), 1,000 shares of which are validly issued and outstanding, and (b) Second Parent Merger Sub consists of 10,000 shares of common stock, par value $0.01 per share (the “Second Parent Merger Sub Common Stock”), 1,000 shares of which are validly issued and outstanding. All of the issued and outstanding capital stock of First Parent Merger Sub is as of the date of this Agreement, and at all times until immediately prior to the First Parent Merger Effective Time will be, owned directly by Second Parent Merger Sub; and all of the issued and outstanding capital stock of Second Parent Merger Sub is as of the date of this Agreement, and at all times until immediately prior to the First Parent Merger Effective Time will be, owned directly by Parent. There are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of First Parent Merger Sub or Second Parent Merger Sub pursuant to which any Person other than Parent may acquire any equity securities of First Parent Merger Sub or Second Parent Merger Sub. Neither First Parent Merger Sub nor Second Parent Merger Sub has conducted any business prior to the date of this Agreement, and, prior to the First Parent Merger Effective Time (in the case of First Parent Merger Sub) or the Second Parent Merger Effective Time (in the case of Second Parent Merger Sub), will not have any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement or the transactions contemplated by this Agreement, including the Transactions.

Section 4.17 Finders or Brokers. Except for Morgan Stanley & Co. LLC and Canadian Imperial Bank of Commerce, neither Parent nor any Subsidiary of Parent (including each Parent Merger Sub) has employed or engaged any investment banker, broker or finder in connection with the Transactions or any other transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or on consummation of the Transactions.

Section 4.18 Ownership of Common Stock. None of Parent, either Parent Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, and none of Parent, either Parent Merger Sub or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Company Common Stock, except pursuant to this Agreement. None of Parent, either Parent Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three years has been, an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 4.19 No Other Representations or Warranties; No Reliance. Each of Parent and Parent Merger Subs acknowledges and agrees that, except for the representations and warranties contained in Article 3 or any certificate delivered pursuant to this Agreement, none of the Company Parties or any other Person acting on behalf of the Company Parties has made or makes, and neither Parent nor either Parent Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to the Company Parties, their respective Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent, either Parent Merger Sub or any of their respective Representatives by or on behalf of the Company Parties. Each of Parent and Parent Merger Subs acknowledges and agrees that neither the Company Parties nor any other Person acting on behalf of the Company Parties has made or makes, and neither Parent nor either Parent Merger Sub has relied on, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, either Parent Merger Sub or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Parties or any of their respective Subsidiaries. Notwithstanding the foregoing, nothing in this Section 4.19 shall limit Parent’s remedies with respect to intentional or willful misrepresentation of material facts that constitute common law fraud arising from or relating to the express representations and warranties made by the Company Parties in Article 3 or any certificate delivered pursuant to this Agreement.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date of this Agreement and prior to the earlier of the First Parent Merger Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), except (i) as may be required by applicable Law, (ii) with Parent’s prior written approval (which shall not be unreasonably withheld, delayed or conditioned), (iii) as expressly required or permitted by this Agreement, (iv) actions taken in connection with a Remedy Action or (v) as set forth in Section 5.1 of the Company Disclosure Schedules, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in all material respects in the Ordinary Course of Business and (B) preserve intact in all material respects its business organization and assets and maintain existing relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, distributors, labor unions, agents, contractors, business associates and key business relationships.

(b) Without limiting the generality of and in furtherance of Section 5.1(a), from and after the date of this Agreement and prior to the earlier of the First Parent Merger Effective Time and the Termination Date, except (v) as may be required by applicable Law, (w) with Parent’s prior written approval (which shall not be unreasonably withheld, delayed or conditioned), (x) as expressly required or permitted by this Agreement, (y) actions taken in connection with a Remedy Action or (z) as set forth in the corresponding subsection of Section 5.1 of the Company Disclosure Schedules, the Company:

(i) shall not, and shall not permit any of its Subsidiaries to, declare, set aside, make, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries) (except for dividends paid by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company);

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify or subdivide any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as may be permitted by Section 5.1(b)(vii), and except for (A) any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary after consummation of such transaction and (B) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Equity Plan as in effect on the date of this Agreement;

(iii) shall not, and shall not permit any of its Subsidiaries to, except as required pursuant to the terms of any Company Benefit Plan in effect as of the date hereof that is set forth in Section 3.11(a) of the

Company Disclosure Schedules, (A) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any employee of the Company or any of its Subsidiaries, except for those employees who are not party to a CIC Agreement set forth in Section 3.11(a) of the Company Disclosure Schedules, increases in annual salary or wage rate in the Ordinary Course of Business that do not exceed 5% individually or 3% in the aggregate, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement (other than amendments that do not materially increase the cost of maintaining such plan or the level of benefits provided thereunder), (C) grant any new awards, or amend or modify the terms of any outstanding awards (including, in each case, any Company Equity Awards), under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans (other than routine travel advances issued in the Ordinary Course of Business) to any Continuing Employee, (G) hire any employee at or above the level of Director or (H) terminate the employment of any officer-level employee other than for cause;

(iv) shall not become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(v) shall not, and shall not permit any of its Subsidiaries to, change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or IFRS (as confirmed by the Company’s independent registered public accounting firm);

(vi) shall not adopt or propose any amendment to the Organizational Documents of the Company Parties or any of their respective Subsidiaries;

(vii) except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or other ownership interests in any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise provided by the express terms of any such Company Equity Award), other than (A) issuances of shares of Company Common Stock in respect of any exercise of or settlement of Company Equity Awards outstanding on the date of this Agreement or granted after the date hereof and not in violation of this Agreement, in each case, in accordance with their terms and, as applicable, the Company Equity Plans in effect as of the date of this Agreement, (B) any Permitted Liens and (C) pursuant to existing agreements in effect prior to the execution and delivery of this Agreement;

(viii) except for transactions solely among the Company and its Subsidiaries or solely among the Company’s wholly owned Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of shares of Company Common Stock from a holder of Company Equity Awards outstanding on the date of this Agreement or granted after the date hereof and not in violation of this Agreement, in each case, in satisfaction of withholding obligations or in payment of the exercise price, in accordance with their terms and, as applicable, the Company Equity Plans in effect as of the date of this Agreement;

(ix) shall not, and shall not permit any of its Subsidiaries to, incur, assume or guarantee any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) except for (A) any Indebtedness solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries, (B) borrowings under the Company Credit Agreement or the Company ARS Facility Agreement in the Ordinary Course of Business, (C) liabilities pursuant to finance leases (as determined in accordance with GAAP) incurred in the Ordinary Course of Business, (D) liabilities pursuant to or in connection with letters of credit, banker’s acceptances, bank guarantees or similar items (in each case whether or not drawn, contingent or otherwise) incurred in the Ordinary Course of Business, (E) guarantees or credit support provided by the Company or any of its Subsidiaries for Indebtedness of the Company or any of its wholly owned Subsidiaries, to the extent such Indebtedness is (1) in existence on the date of this Agreement or (2) incurred in compliance with this Section 5.1(b)(ix) and (F) Indebtedness incurred pursuant to agreements in effect prior to the execution and delivery of this Agreement and set forth in Section 5.1(b)(ix) of the Company Disclosure Schedules;

(x) shall not, and shall not permit any of its Subsidiaries to, make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly owned Subsidiaries) in excess of $2 million individually or $5 million in the aggregate;

(xi) shall not, and shall not permit any of its Subsidiaries to, cancel, modify or waive any Indebtedness or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries having in each case a value in excess of $2 million individually or $5 million in the aggregate;

(xii) shall not, and shall not permit any of its Subsidiaries to, sell, lease, divest, cancel, license, transfer, exchange or swap, or subject to any Lien (other than Permitted Liens), or otherwise dispose of, any portion of its businesses, properties or assets, in each case, material to the Company, including the capital stock of its Subsidiaries but excluding Company Intellectual Property which is covered by Section 5.1(b)(xxii), other than (except for Liens) in the Ordinary Course of Business, and except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the Company’s wholly owned Subsidiaries;

(xiii) shall not, and shall not permit any of its Subsidiaries to, enter into any Contract with a term greater than one year, that may not be terminated by the Company or any of its Subsidiaries without cause, and that would have been a Company Material Contract had it been entered into prior to this Agreement or terminate, allow to lapse, renew, materially modify, materially amend, waive any material rights, materially supplement, assign, convey, materially encumber or otherwise transfer, in whole or in part, material rights or interest pursuant to or in any Company Material Contract in a manner that is adverse to the Company, in each case, other than in the Ordinary Course of Business or as otherwise contemplated by this Section 5.1(b); provided, that no Contract set forth on Section 3.20(a)(xx) of the Company Disclosure Schedules shall be modified, amended, have any rights waived, supplemented, assigned, conveyed, encumbered or otherwise transferred in any manner without the prior written consent of Parent;

(xiv) shall not, and shall not permit any of its Subsidiaries to, acquire assets from any other Person other than (A) in the Ordinary Course of Business and consistent in all material respects with the Company’s capital budget set forth in Section 5.1(b)(xvi) of the Company Disclosure Schedules, (B) acquisitions of inventory or other goods in the Ordinary Course of Business, or (C) assets with a fair market value or purchase not in excess of $2 million individually or $5 million in the aggregate;

(xv) except as expressly covered by Section 5.14 or Section 5.1(b)(xix), shall not, and shall not permit any of its Subsidiaries to, enter into any consent decree or similar agreement or settle, pay, discharge or satisfy any Action that involves only the payment of monetary damages in excess of the amount set forth in Section 5.1(b)(xv) of the Company Disclosure Schedules over the amount reflected or reserved against in the balance sheet (or the notes thereto) included in the Company SEC Documents relating to Actions, or which would reasonably be expected to (A) prevent, materially delay or materially impair the consummation of the Transactions or the other transactions contemplated by this Agreement, (B) have a materially negative impact or impose any material restriction on the operations and reputation of the

Company or any of its Affiliates (including, for the avoidance of doubt, Parent and its Subsidiaries from and following the Closing), (C) involve any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the Company or any of its Subsidiaries or (D) result in a finding or admission of a violation of Law;

(xvi) shall not, and shall not permit any of its Subsidiaries to, make or authorize any capital expenditures, except to the extent provided by, and consistent in all material respects with, the Company’s capital budget set forth in Section 5.1(b)(xvi) of the Company Disclosure Schedules;

(xvii) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xviii) shall not, and shall not permit any of its Subsidiaries to, enter into any new line of business that is not reasonably related to the existing business lines of the Company or its Subsidiaries;

(xix) shall not, and shall not permit any of its Subsidiaries to, (A) make (other than in the Ordinary Course of Business), change or revoke any material Tax election, (B) change any material method of Tax accounting or Tax accounting period, (C) file any amended Tax Return with respect to any material Tax, (D) settle or compromise any material Tax proceeding or enter into any closing agreement relating to any material Tax, (E) surrender any right to claim a material Tax refund, (F) agree to an extension or waiver of the statute of limitations with respect to the assessment of any material Tax except for automatic extensions of time to file any Tax Return obtained in the Ordinary Course of Business, or (G) initiate or enter into any voluntary disclosure or similar agreement with, or request any ruling from, or otherwise voluntarily disclose information to, any Governmental Entity with respect to any material Taxes, in each case, if such action would, individually or in the aggregate with other actions described in this clause (xix) and taken after the date hereof, reasonably be expected to result in a material increase in the Tax liability of the Company and its Subsidiaries;

(xx) shall not, and shall not permit any of its Subsidiaries to, terminate or permit any material Company Permit to lapse, other than in accordance with the terms and regular expiration thereof, or fail to apply on a timely basis for any renewal of any renewable material Company Permit;

(xxi) shall not, and shall not permit any of its Subsidiaries to, materially reduce or terminate any insurance policies so as to adversely affect the insurance coverage of the Company or any of its Subsidiaries, taken as a whole, or fail to use its respective commercially reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xxii) shall not, and shall not permit any of its Subsidiaries to, sell, transfer, lease, license, mortgage, pledge, surrender, encumber, divest or otherwise dispose of any Company Intellectual Property material to the businesses of the Company and its Subsidiaries, except for Permitted Liens and non-exclusive licenses under Company Intellectual Property granted in the Ordinary Course of Business;

(xxiii) shall not, and shall not permit any of its Subsidiaries to, abandon or otherwise allow to lapse, be cancelled or expire any Company Intellectual Property material to the businesses of the Company and its Subsidiaries, other than lapses or expirations of any Registered Company Intellectual Property that is at the end of its maximum statutory term (with renewals); and

(xxiv) shall not, and shall not permit any of its Subsidiaries to, agree, authorize or commit, in writing or otherwise, to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give Parent or either Parent Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the First Parent Merger Effective Time. Prior to the First Parent Merger Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement and subject to applicable Law, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.2 Conduct of Business by Parent. From and after the date of this Agreement and prior to the earlier of the First Parent Merger Effective Time and the Termination Date, except (a) as may be required by applicable Law, (b) with the Company’s prior written approval (which shall not be unreasonably withheld, delayed or conditioned), (c) as expressly required or permitted by this Agreement or (d) as set forth in Section 5.2 of the Parent Disclosure Schedules, Parent shall, and shall cause its Subsidiaries to use commercially reasonable efforts to (i) conduct its business in all material respects in the Ordinary Course of Business, (ii) preserve intact in all material respects its business organization and assets and maintain existing relationships and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, distributors, labor unions, agents, contractors, business associates and key business relationships, and (iii) not take any action that would reasonably be expected to cause the Fully Diluted Issued Shares to be in excess of 24.99% of the number of Parent Common Shares outstanding as of the date of this Agreement, as to require a vote of the Parent shareholders under the TSX’s security holder approval requirement in Section 611 of the TSX Company Manual.

Section 5.3 Access.

(a) Subject to compliance with applicable Laws, (i) the Company shall (and shall cause its Subsidiaries to) afford Parent and its Representatives reasonable access to, in connection with furthering the Transactions and the other transactions contemplated hereby or integration planning relating thereto, on reasonable advance notice, throughout the period prior to the earlier of the First Parent Merger Effective Time and the Termination Date, the Company’s and its Subsidiaries’ businesses, properties, Representatives, Contracts, commitments, books and records; provided that, notwithstanding the foregoing, Parent shall not have any right to perform sampling or testing of the environment or building materials at any property of the Company and (ii) each of the Company and Parent shall (and each shall cause its Subsidiaries to) reasonably promptly furnish the other Party and its Representatives and the Debt Financing Sources (A) all information concerning itself, its Subsidiaries and its and their directors (or equivalents), officers and stockholders/shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form F-4, any filings contemplated pursuant to Section 5.5, the Debt Financing or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions or any other transactions contemplated by this Agreement or in connection with integration planning and (B) all other information concerning its business, properties and personnel as may reasonably be requested by the other Party.

(b) Notwithstanding the foregoing provisions of this Section 5.3, neither the Company nor Parent shall be required to afford such access or furnish such information if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a material violation of any agreement to which such Party or any of its Subsidiaries is a party, would result in a loss of privilege or Trade Secret protection to such Party or any of its Subsidiaries, would result in the disclosure of any information in connection with any litigation or similar dispute between the Parties would constitute a violation of any applicable Law or result in the disclosure of any Personal Information that would expose such Party to the risk of any material liability. In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 5.3 and withholds information on the basis of the foregoing sentence, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and each of the Company and Parent shall use its respective reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of its respective reasonable best efforts to (i) obtain the required consent or waiver of any third party required to provide such information and (ii) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures (including as set forth in the Clean Team Agreement), if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(c) The Company shall use reasonable best efforts to provide to Parent as soon as reasonably practicable (i) a list of all material Company Permits and (ii) a general description of the principal functions conducted at each parcel of such Company Leased Real Property and Company Owned Real Property.

(d) As promptly as practicable following the date of this Agreement, the Company will provide a true, correct and complete listing of all outstanding Company Equity Awards as of the Company Capitalization Date, setting forth the number of shares of Company Common Stock subject to each Company Equity Award and the holder, grant date, vesting schedule and exercise price with respect to each Company Equity Award, as applicable. Prior to the Closing, the Company shall update such listing to include, for each Company RSU which is outstanding under a Company Deferral Plan: (i) the applicable Company Deferral Plan under which such Company RSU has been deferred, (ii) whether such Company RSU is a Deferred Company RSU or a Stock Equivalent Company RSU and (iii) the settlement date of such Company RSU.

(e) In addition to the obligations contemplated by this Section 5.3, Section 5.5, Section 5.7, Section 5.11, Section 5.12 or any other obligation of the Company to provide access to any information as contemplated by this Agreement, the Company shall provide Parent the materials set forth in Section 5.3(e) of the Company Disclosure Schedules until the earlier of the Closing Date and the Termination Date.

Section 5.4 No Solicitation.

(a) Except as expressly permitted by this Section 5.4, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, (i) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to a Company Alternative Proposal, or proposal or transaction that could reasonably be expected to lead to, or result in, a Company Alternative Proposal, and (ii) as of the date of this Agreement until the earlier of the First Parent Merger Effective Time and the Termination Date, not, directly or indirectly, (A) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry regarding, or the making or submission of any proposal, offer, inquiry or indication of intent that constitutes, or would reasonably be expected to lead to, or result in, a Company Alternative Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding a Company Alternative Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to, or result in, a Company Alternative Proposal (except solely to notify such Person that the provisions of this Section 5.4 prohibit any such discussions or negotiations), (C) furnish any non-public information relating to the Company or its Subsidiaries in connection with or for the purpose of facilitating a Company Alternative Proposal or any proposal, offer, inquiry or indication of intent that would reasonably be expected to lead to, or result in, a Company Alternative Proposal, (D) recommend or enter into any other letter of intent, memorandum of understandings, agreement in principle, option agreement, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other agreement with respect to a Company Alternative Proposal (except for confidentiality agreements or clean team agreements permitted under Section 5.4(b)) or (E) approve, authorize or agree to do any of the foregoing or otherwise knowingly facilitate any effort or attempt to make a Company Alternative Proposal.

(b) Notwithstanding anything to the contrary in this Section 5.4, at any time prior to, but not after, obtaining the Company Stockholder Approval, if the Company receives an unsolicited Company Alternative Proposal that did not result from the Company’s violation of this Section 5.4 (including the Company’s failure to cause its Representatives to comply with this Section 5.4), the Company and its Representatives may contact the third party making such Company Alternative Proposal solely to clarify the terms and conditions thereof. If the Company Board, including any committee thereof, determines in good faith after consultation with outside legal and financial advisors that (i) such Company Alternative Proposal constitutes a Company Superior Proposal or (ii) such Company Alternative Proposal would reasonably be expected to lead to a Company Superior Proposal and, in either case, the failure to take such action would reasonably be likely to be inconsistent with the Company Board’s statutory standard of conduct under applicable Law, the Company may take the following actions: (A) furnish non-public information to the third party making such Company Alternative Proposal in response to a request therefor if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having confidentiality and use provisions not less restrictive in the aggregate to such third party than the provisions in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement shall not restrict the Company from providing the access, information or data required to be provided to Parent pursuant to this Agreement, including this Section 5.4, and such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Company Alternative Proposal) and such information has previously been made available to Parent or is made available to Parent prior to or promptly (and in any event within 48 hours) following the time such information is made available to such third party, provided, however, that if the third party making such Company Alternative Proposal is a known competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such third party in connection with any actions permitted by this Section 5.4(b) other than in accordance with a “clean team agreement” that includes “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information that are no less restrictive in the aggregate than the Clean Team Agreement; and (B) engage in discussions or negotiations with the third party (including its Representatives) with respect to the Company Alternative Proposal. The Company shall promptly (and in any event within 48 hours) notify Parent in writing if: (i) any inquiries, proposals or offers with respect to a Company Alternative Proposal or that would reasonably be expected to lead to a Company Alternative Proposal are received by the Company or any of its Representatives; (ii) any information is requested from the Company or any of its Representatives that, to the Knowledge of the Company, after reasonable inquiry of the requesting Person, is or is reasonably likely to have been made in connection with a Company Alternative Proposal; or (iii) any discussions or negotiations with respect to a Company Alternative Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Alternative Proposal are sought to be initiated or continued with the Company or any of its Representatives, which notice shall identify the material terms and conditions thereof (including, if applicable and known after reasonable inquiry of the requesting Person, the name of the applicable third party, the financing or potential financing sources thereof and complete copies of any written requests, proposals or offers and any other material documents, including proposed agreements, or, a reasonably detailed written summary of oral requests, proposals or offers). The Company shall keep Parent reasonably informed on a reasonably current basis (but, in any event, within 48 hours after any material change or development) of any material developments regarding any Company Alternative Proposals or any material change to the terms of any such Company Alternative Proposal and the status of any such discussions or negotiations with respect thereto.

(c) Except as set forth in this Section 5.4, the Company Board, including any committee thereof, shall not (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement/Prospectus that is mailed by the Company to the stockholders of the Company, (iii) if any Company Alternative Proposal that is a tender offer or exchange offer for the outstanding shares of Company Common Stock is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend, within 10 Business Days after such commencement, against acceptance of such tender offer or exchange offer by its stockholders, (iv) approve, adopt, recommend or declare advisable any Company Alternative Proposal or publicly propose to approve, adopt or recommend, or declare advisable any Company Alternative Proposal, (v) following the public disclosure of each Company Alternative Proposal and each amendment, modification or supplement thereof, fail to publicly reaffirm the Company Recommendation within five Business Days after Parent’s first written request that the Company do so, (vi) approve, adopt or recommend, or declare advisable or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement or clean team agreement referred to in and entered into compliance with Section 5.4(b)) relating to any Company Alternative Proposal or (vii) agree, authorize or commit to do any of the foregoing (together with any of the actions set forth in the foregoing clauses (i) through (vi), a “Company Change of Recommendation”). Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board may, in response to a Company Superior Proposal, make a Company Change of Recommendation if the Company Board, including any committee thereof, determines in good faith, after consultation with outside legal and financial advisors, that the failure of the Company Board to take such action would reasonably be likely to be inconsistent with its statutory standard of conduct under applicable Law; provided, that the Company Board shall not be entitled to make such a Company Change of Recommendation (A) unless the Company shall have given Parent at least five Business Days’ written notice (a “Company Superior Proposal Notice”) advising Parent of its intention to make such a Company Change of Recommendation or terminate this Agreement, which Company Superior Proposal Notice shall include a description of the terms and conditions of the Company Superior Proposal (including, if applicable, complete copies of any written requests, proposals or offers and any other material documents or a reasonably detailed written summary of oral requests, proposals or offers) that is the basis for the proposed action of the Company Board, the identity of the Person making the Company Superior Proposal, a description of the financing or potential financing sources for such Company Superior Proposal (if applicable and known after reasonable inquiry of the Person making the Company Superior Proposal) and a complete copy of any proposed definitive agreement for such Company Superior Proposal (if any), and the Company, if requested by Parent, shall have negotiated in good faith with Parent to make such amendments to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation or terminate this Agreement in connection with such Company Superior Proposal, and (B) unless, at the end of the five-Business Day period following the delivery of such Company Superior Proposal Notice (the “Company Superior Proposal Notice Period”), after taking into account any firm commitments made by Parent in writing to amend the terms of this Agreement and any other proposals or information offered by Parent during the Company Superior Proposal Notice Period, the Company Board, including any committee thereof, concludes that the Company Superior Proposal giving rise to the Company Superior Proposal Notice continues to constitute a Company Superior Proposal if such amendments were to be given effect; provided, that any material modifications to the terms of the Company Superior Proposal (including any change in the amount or form of consideration) shall require a new Company Superior Proposal Notice and commence a new notice period pursuant clause (A) of three Business Days.

(d) Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, but not after, the Company Board may, in response to a Company Intervening Event, make a Company Change of Recommendation if the Company Board, including any committee thereof, determines in good faith, after consultation with the Company’s outside legal and financial advisors, that the failure of the Company Board to take such action would reasonably be likely to be inconsistent with its statutory standard of conduct under applicable Law; provided, that the Company Board shall not be entitled to make such a Company Change of Recommendation unless (i) the Company shall have given Parent at least five Business Days’ written notice (a “Company Intervening Event Notice”) advising Parent of its intention to make such a Company Change of Recommendation, which Company Intervening Event Notice shall include a description of the applicable Company Intervening Event and (ii) unless, at the end of the five-Business Day period following the delivery of such Company Intervening Event Notice (the “Company Intervening Event Notice Period”), after taking into account any firm commitments made by Parent in writing to amend the terms of this Agreement and any other proposals or information offered by Parent during the Company Intervening Event Notice Period, the Company Board, including any committee thereof, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such Company Change of Recommendation would reasonably be likely to result in the Company Board violating its statutory standard of conduct under applicable Law if such amendments were to be given effect.

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable Law or rules and policies of the NYSE, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, that any “stop, look and listen” statement, or any such similar statement, also includes an express reaffirmation of the Company Recommendation or (ii) making any disclosure to its stockholders if the Company Board, including any committee thereof, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would reasonably be likely to be inconsistent with its statutory standard of conduct under applicable Law; provided, however, that any such disclosure or communication shall not have the effect of withdrawing, qualifying or modifying the Company Recommendation except in compliance with this Section 5.4.

(f) Further to Section 5.4(a), the Company shall promptly (but in any event within 24 hours after the execution and delivery of this Agreement) terminate all physical and electronic data access previously granted to any Persons in connection with the Transactions (other than to Parent and its Affiliates and Representatives) and request that any such Persons promptly return or destroy all confidential information concerning the Company and any of its Subsidiaries.

(g) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the First Parent Merger Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided that, if the Company Board, including any committee thereof, determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to waive a particular “standstill” or similar provision, would reasonably be likely to be inconsistent with its statutory standard of conduct under applicable Law, the Company may, with prior written notice to Parent, waive such “standstill” or similar provision, solely to the extent necessary to permit the applicable Person (if it has not been solicited in violation of this Section 5.4) to make, on a confidential basis to the Company Board, a Company Alternative Proposal, conditioned upon such Person agreeing to disclosure of such Company Alternative Proposal to Parent, in each case as contemplated by this Section 5.4.

(h) “Company Alternative Proposal” means any bona fide, written proposal, offer, inquiry or indication of intent made by any Person or group of Persons (other than Parent, either Parent Merger Sub or their respective Affiliates) relating to or concerning (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company, in each case, as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 80% of the total voting power of the Company or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person of more than 20% of the net revenues, net income or total assets of the Company and its Subsidiaries, on a consolidated basis, or (iii) the direct or indirect acquisition by any Person of more than 20% of the outstanding shares of Company Common Stock.

(i) “Company Superior Proposal” means a Company Alternative Proposal (substituting in the definition thereof 25% for 20% and 75% for 80%, respectively, in each place each such phrase appears) made after the date of this Agreement, that the Company Board, including any committee thereof, determines in good faith, after consultation with the Company’s outside legal and financial advisors, and considering all legal, financial, financing and regulatory aspects of the proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction (i) more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement, including the Transactions, (ii) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements (including the anticipated timing thereof) and any other aspects considered relevant by the Company Board, or any committee thereof, and (iii) for which financing, if a cash transaction (in whole or in part), is fully committed or reasonably determined to be available by the Company Board, or any committee thereof (in each case, after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 5.4(c) of this Agreement).

(j) “Company Intervening Event” means any material event, change, occurrence or development with respect to the Company and its Subsidiaries (taken as a whole) that is unknown and not reasonably foreseeable to the Company Board as of the time of exchange of signature pages to this Agreement, or if known or reasonably foreseeable to the Company Board as of the time of exchange of signature pages to of this Agreement, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the time of exchange of signature pages to this Agreement; provided that (A) the receipt, existence or terms of a Company Alternative Proposal or a Company Superior Proposal, (B) the Company meeting or exceeding any internal or analysts’ expectations or projections or (C) changes after the execution and delivery of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided, that in the case of clauses (B) and (C), the events, changes, occurrences, or developments underlying any such performance or changes may be taken into account in factors determining whether a Company Intervening Event has occurred to the extent not otherwise excluded by the definition thereof) shall not be deemed to constitute a Company Intervening Event.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable after the date of this Agreement, (i) the Company and Parent shall jointly prepare, and the Company shall file with the SEC, the preliminary Proxy Statement/Prospectus and (ii) Parent shall prepare and file with the SEC and the Canadian Securities Administrators the Form F-4 with respect to the Parent Common Shares to be issued in connection with the First Parent Merger, which shall include the Proxy Statement/Prospectus (provided, that no Party shall be in breach of this timing obligation to the extent any delay is the result of an inability, after its reasonable best efforts, to prepare required pro forma financial statements). Each of the Company and Parent shall use its respective reasonable best efforts to (A) have the Proxy Statement/Prospectus cleared by the SEC as promptly as reasonably practicable after such filing and (B) have the Form F-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and keep the Form F-4 effective for so long as necessary to complete the Transactions. Each of the Company and Parent shall furnish all non-privileged information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus and the Form F-4. Each of the Company and Parent shall provide the other Party with a reasonable period of time to review the Proxy Statement/Prospectus and any amendments thereto prior to filing and shall reasonably consider any comments from the other Party. Each of the Company and Parent shall respond as promptly as reasonably practicable to any comments from the SEC or the staff of the SEC. Each of the Company and Parent shall notify the other Party promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Form F-4 or for additional information and shall supply the other Party with copies of all correspondence between it and any of its Representatives, on the one hand, and the SEC or the staff of the SEC or the TSX, on the other hand, with respect to the Proxy Statement/Prospectus or the Form F-4 or the Transactions or the other transactions contemplated by this Agreement within 24 hours of the receipt thereof. Parent shall advise the Company promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares to be issued as Share Consideration for offering or sale in any jurisdiction, and each of the Company and Parent will use its respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. The Proxy Statement/Prospectus and Form F-4 shall comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act. If at any time prior to the Company Stockholder Meeting (or any adjournment or postponement of the Company Stockholder Meeting) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus and/or the Form F-4, so that the Proxy Statement/Prospectus and/or the Form F-4 would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed by the Company and/or Parent with the SEC and/or the Canadian Securities Administrators, as applicable, and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the shareholders of Parent. The Company shall cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form F-4 is declared effective under the Securities Act (such date, the “Clearance Date”).

(b) Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement/Prospectus and the Form F-4, responses to any comments of the SEC or the Canadian Securities Administrators with respect thereto or related to the Company Stockholder Meeting or the issuance of the Parent Common Shares and other documents related to the Company Stockholder Meeting or the issuance of the Parent Common Shares in connection with the First Parent Merger, prior to filing or sharing such documents with the applicable Governmental Entity or mailing such documents or a Notice of Internet Availability of Proxy Materials or other notices (“Proxy Statement/Prospectus Notice”) (in each case in accordance with the notice-and-access rules promulgated by the SEC) to the Company’s and Parent’s stockholders or shareholders, as applicable. Each Party will include in the Proxy Statement/Prospectus, the Form F-4 and such other documents related to the Company Stockholder Meeting or the issuance of Parent Common Shares in connection with the First Parent Merger, all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement/Prospectus, the Form F-4 and such other documents shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy Statement/Prospectus, the Form F-4 and such other documents shall be in form and content satisfactory to the Company, acting reasonably.

(c) Subject to Section 5.4 and Section 5.5(d), the Company shall take all action necessary in accordance with applicable Law, the rules of the NYSE and the Organizational Documents of the Company to set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of the Proxy Statement/Prospectus or the Proxy Statement/Prospectus Notice for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholder Meeting”) as soon as reasonably practicable following the Clearance Date (and in any event within 45 days thereof). Unless the Company shall have made a Company Change of Recommendation in compliance with Section 5.4, the Company shall include the Company Recommendation in the Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholder Meeting (including by soliciting proxies in favor of the approval of this Agreement) as soon as reasonably practicable.

(d) The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement/Prospectus to its shareholders (including providing voting reports on at least a weekly basis; provided that during the 10 Business Days prior to the Company Stockholder Meeting, the Company shall promptly provide daily voting reports) and shall give notice to Parent one day prior to the Company Stockholder Meeting and on the day of, but prior to, the Company Stockholder Meeting, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval have been obtained. The Company may, in its reasonable discretion, postpone, recess or adjourn the Company Stockholder Meeting (i) (A) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (B) if as of the time that the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) (the “Original Meeting Date”) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (C) to allow reasonable additional time to solicit additional proxies necessary to obtain the Company Stockholder Approval, or (D) to comply with applicable Law, so long as, in each case that the Company exercises its right under this Section 5.5(d) to postpone, recess or adjourn the Company Stockholder Meeting, the Company shall have provided prior written notice to Parent and reasonably consulted with Parent in advance with respect to such determination; provided, that without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), in no event shall the Company Stockholder Meeting be postponed, recessed or adjourned pursuant to this clause (i) more than 10 Business Days in connection with any one postponement, recess or adjournment, or (ii) if a Company Alternative Proposal or a Company Superior Proposal is received within five Business Days before the Company Stockholder Meeting, to allow reasonable additional time for the Company Board to consider a Company Alternative Proposal or a Company Superior Proposal; provided, that without the prior written consent of Parent

(which shall not be unreasonably withheld, conditioned or delayed), in no event shall the Company Stockholder Meeting be postponed, recessed or adjourned pursuant to clause (ii) more than five Business Days in connection with any one postponement, recess or adjournment; provided further that in no event shall the Company Stockholder Meeting be postponed, recessed or adjourned pursuant to clause (i) or (ii) more than an aggregate of 30 days from the Original Meeting Date. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the approval of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the approval of this Agreement) that the Company shall propose to be considered and voted on by the shareholders of the Company at the Company Stockholder Meeting.

(e) The information supplied or to be supplied by the Company Parties and their financial advisors for inclusion in the Proxy Statement/Prospectus and the Form F-4 shall not, at the time the Proxy Statement/Prospectus is first mailed to the Company’s stockholders, at the time of the Company Stockholder Meeting or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except with respect to statements made therein based on information supplied by Parent or either Parent Merger Sub for inclusion or incorporation by reference therein.

(f) The information supplied or to be supplied by Parent for inclusion in the Proxy Statement/Prospectus or the Form F-4 shall not, at the time the Proxy Statement/Prospectus is first mailed to the Company’s stockholders, at the time of the Company Stockholder Meeting or at the time the Form F-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except with respect to statements made therein based on information supplied by any of the Company Parties for inclusion or incorporation by reference therein.

(g) The Company shall, and shall use reasonable best efforts to cause its Representatives to, reasonably cooperate with Parent and its Representatives in connection with the preparation of any pro forma financial information required to be disclosed in the Proxy Statement/Prospectus, the Form F-4 or any other filings with the SEC or the Canadian Securities Administrators, including, for greater certainty, any business acquisition report required to be filed by Parent pursuant to Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations, and the Company hereby consents to the inclusion or incorporation by reference into the Form F-4 or any such business acquisition report of any financial statements or other information relating to the Company or any of its Subsidiaries required to be included or incorporated by reference therein. For the avoidance of doubt, any such financial statements of the Company to be included in any such business acquisition report shall be prepared in accordance with GAAP.

Section 5.6 Employee Matters.

(a) Parent agrees that each employee of the Company and its Subsidiaries at the First Parent Merger Effective Time who continues to remain employed with the Company or its Subsidiaries (each, a “Continuing Employee”) shall, for a period of not less than six months following the Closing Date, be provided with: (x) base salary or base wage that is no less than the base salary or base wage provided by the Company and its Subsidiaries to such employees immediately prior to the Closing; (y) target annual cash bonus opportunities that are no less than those target annual cash bonus opportunities provided by the Company and its Subsidiaries to such employees immediately prior to the Closing; and (z) employee benefits that are no less favorable in the aggregate to those employee benefits provided by the Company and its Subsidiaries to such employees immediately prior to the Closing; provided, that for purposes of determining whether such benefits are no less favorable in the aggregate, any severance, defined benefit pension plan benefits, nonqualified deferred compensation, subsidized retiree health or welfare benefits, post-termination health or welfare benefits, equity and equity-based awards and retention or change in control payments or other special or one-time awards shall not be taken into account. In addition, for a period of not less than six months following the Closing Date, Parent agrees to provide each Continuing Employee with long-term incentive opportunities that are no less favorable than long-term incentive opportunities provided to similarly situated employees of Parent; except to the extent it would result in a duplication of benefits. Parent shall have in place, during the period commencing at the First Parent Merger Effective Time and ending no earlier than the first anniversary thereof, a severance plan, practice or policy applicable to each Continuing Employee that is not less favorable to such employee than the applicable severance plan, practice or policy of the Company applicable to each such employee immediately prior to the Closing (given effect to the service crediting provisions set forth in Section 5.6(b)(iii)). The requirements of this Section 5.6(a) shall not apply to Continuing Employees who are covered by a Company Labor Agreement and the terms and conditions of employment for those Continuing Employees shall continue to be governed by the applicable Company Labor Agreement.

(b) Parent shall use its commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the First Parent Merger Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the First Parent Merger Effective Time for which payment has been made, and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Prior to the Closing, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be provided to Parent in advance for its review and reasonable comment) prior to the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, Parent shall have, or cause its Subsidiaries to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Parent 401(k) Plan”) in which Continuing Employees who meet the eligibility criteria thereof (with credit for service with the Company and its Subsidiaries) shall be eligible to participate. Parent agrees to use commercially reasonable efforts to cause the Parent 401(k) Plan to accept rollovers, including of loans, by Continuing Employees from the Company 401(k) Plan.

(d) Immediately prior to the Closing, the Company shall determine the aggregate amount of the annual or other short-term cash bonus entitlements payable to each employee of the Company or its Subsidiaries who remains employed through such time pursuant to the Company Benefit Plans set forth on Section 5.6(d) of the Company Disclosure Schedules (the “Company Bonus Plans”) in respect of the portion of the applicable performance period in which the Closing occurs that has elapsed as of the Closing Date (such performance period, the “Closing Performance Period” and such amount, the “Pre-Closing Bonus Amount”). At the time annual (or other short-term) cash bonuses are paid to other similarly-situated employees of Parent in the Ordinary Course of Business (but in any event no later than March 15 of the year following the Closing Date) or at such other time as may be required under the terms of the applicable bonus program or to comply with or be exempt from Section 409A of the Code, Parent shall, or shall cause one of its Affiliates to pay to each Continuing Employee who remains employed by Parent or an Affiliate thereof (including the Company or its Subsidiaries) through the end of the Closing Performance Period the sum of (i) such Continuing Employee’s respective portion of the Pre-Closing Bonus Amount and (ii) the amount of such Continuing Employee’s cash bonus entitlement in respect of the portion of the Closing Performance Period following the Closing Date (in accordance with the terms of the annual or other short-term cash bonus plan or program applicable to such Continuing Employee for the remaining portion of the Closing Performance Period and after giving effect to the covenant set forth in Section 5.6(a)); provided, that the aggregate amount paid to the Continuing Employees shall not be less than the Pre-Closing Bonus Amount.

(e) Prior to initiating any broad-based written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries that are intended to address compensation or benefits matters relating specifically to the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith. For the avoidance of doubt, nothing in this Section 5.6(e) shall restrict the Company from responding to inquiries about compensation and benefits matters in the Ordinary Course of Business or making routine communications about such matters consistent with past practice and consistent with statements made publicly.

(f) The Company and Parent agree to cooperate in good faith to take the actions set forth on Section 5.6(f) of the Company Disclosure Schedules.

(g) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Second Parent Merger Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the First Parent Merger Effective Time, any Company Benefit Plan in accordance their terms, (iii) prevent Parent, the Second Parent Merger Surviving Corporation or any of their Affiliates, after the First Parent Merger Effective Time, from terminating the employment of any Continuing Employee or (iv) without limiting the generality of Section 8.10, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Second Parent Merger Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Second Parent Merger Surviving Corporation or any of their Affiliates may maintain.

Section 5.7 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Parties shall use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable under applicable Laws to cause the conditions to Closing set forth in Article 6 to be satisfied and to consummate and make effective the Transactions and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (collectively, “Consents”), including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all other necessary registrations, notices, notifications, petitions, applications, reports and other filings and the taking of all steps as may be necessary, proper or advisable to obtain an approval, clearance or waiver from, or to avoid any Action by any Governmental Entity, (ii) the obtaining of all necessary Consents from third parties (that are not Governmental Entities) and (iii) the execution and delivery of any additional instruments necessary, proper or advisable to consummate, and to fully carry out the purposes of the transactions contemplated by this Agreement, including the Transactions; provided that in no event shall either the Company or Parent or any of their respective Subsidiaries be required to pay, prior to the First Parent Merger Effective Time any fee, penalty or other consideration to any third party (other than filing or administrative fees paid to a Governmental Entity) for any Consent required for or triggered by the consummation of the Transactions and the other transactions contemplated by this Agreement or otherwise.

(b) Subject to the terms and conditions set forth in this Agreement and without limiting the provisions of Section 5.7(a), the Parties shall (i) prepare and file (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, as promptly as practicable after the date of this Agreement and (B) all other initial filings, notices, and reports (or where applicable, drafts thereof) with respect to the Consents from Governmental Entities, including the Consents from any Governmental Entity under the Antitrust Laws of the jurisdictions set forth on Section 6.3(f) of the Company Disclosure Schedules, in each case as promptly as practicable (and, in the case of the Consents from any Governmental Entity under the Antitrust Laws of the jurisdictions set forth on Section 6.3(f) of the Company Disclosure Schedules, within 35 days (unless a later date is mutually agreed upon by the Parties) after the date hereof except where: (i) actions or inactions of third parties not under the control of a Party; or (ii) the failure by the Company Parties to promptly supply all the information required for the filings has contributed to the delay in the preparation of such filings; provided, that the Parties shall prepare and file such filings as promptly as practicable after taking into account the delays caused by (i) and (ii), and, in each case, request early termination of the statutory waiting period under the HSR Act, and to the extent applicable, under the applicable Laws with respect to all other Consents from Governmental Entities, (ii) promptly obtain all necessary Consents from third parties (that are not Governmental Entities) and (iii) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including the Transactions. No Party shall withdraw or pull and refile its Notification and Report Form under the HSR Act except with the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed). In the event that any information in the filings submitted pursuant to this Section 5.7(b) or any such supplemental information furnished in connection therewith is deemed confidential by any Party, the Parties shall maintain the confidentiality of the same, and the Parties shall seek authorization from the applicable Governmental Entity to withhold such information from public view.

(c) The Parties acknowledge and agree that no provision of this Agreement shall require, or be construed to require, any Party or any of its Subsidiaries to (i) contest or defend against any actual, anticipated or threatened Order or Actions seeking to prevent, materially delay or materially impair the consummation of the Transactions, (ii) propose, effect or agree to the disposition of the businesses, assets and equity or other business interests of the Company, Parent or their respective Subsidiaries, (iii) create, amend, terminate, divest or assign, or otherwise secure substitute parties for relationships, ventures or contractual rights and obligations of the Company, Parent or their respective Subsidiaries or (iv) take or commit to take any action that would restrict Parent’s, the Company’s or any of their respective Subsidiaries’ freedom of action, including with respect to, or that would effect changes to the conduct of business of, any businesses, assets, and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent or their respective Subsidiaries; provided, however, that if requested by Parent, the Company will take, and will cause its Subsidiaries to take, any action described in this Section 5.7(c) (any such action requested by Parent, a “Remedy Action”), so long as such action is conditioned upon the consummation of the Transactions.

(d) The Parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 5.7(d), and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company Parties, on the one hand, and Parent and each Parent Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the Transactions and the other transactions contemplated thereby, including promptly informing and furnishing the other with copies of notices or other communications received or given by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from or to any third party and/or any Governmental Entity with respect to such transactions. In addition to the obligations contemplated by Section 5.3 and Section 5.5, and subject to applicable Law relating to the exchange of information, the Company Parties, on the one hand, and Parent and each Parent Merger Sub, on the other hand, shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity (except that is requested by any Governmental Entity to remain confidential from the other Parties); provided, that materials may be redacted (i) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements and (iii) as necessary to address reasonable privilege or confidentiality concerns. The Parties shall take their respective reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.7(d) in a manner so as to preserve the applicable privilege. Each of the Parties agrees not to initiate or agree to participate in any meeting or discussion, either in person or by telephone or videoconference, with any Governmental Entity in connection with the proposed transactions unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.

(e) Subject to the obligations in this Section 5.7(e), Parent and the Company shall reasonably cooperate with respect to devising and implementing the strategy and timing for obtaining any Consents required under any applicable Law in connection with the Transactions and the other transactions contemplated by this Agreement. In addition, the Parties shall jointly develop, and each of the Parties shall consult and reasonably cooperate with one another, and consider in good faith the views of one another, the strategy in connection with all meetings and communications with any Governmental Entity in connection with obtaining such Consents. Neither Parent nor the Company nor any of their respective Subsidiaries shall initiate any such discussions or proceedings with any Governmental Entity, or take or agree to take any actions, restrictions or conditions with respect to obtaining any Consents in connection with the Transactions and the other transactions contemplated by this Agreement without the prior written consent of the other Party hereto. Notwithstanding the foregoing, in the event of any dispute between the Parties relating to the strategy or appropriate course of action or content of any submission or communication in connection with obtaining any Consents required under any applicable Law with respect to the Transactions and the other transactions contemplated by this Agreement, the Parties shall escalate such dispute to the general counsels (or most senior legal personnel) of the Company and Parent for resolution. If such dispute is not resolved pursuant to the preceding sentence, Parent shall have the right, in its sole discretion, to make the final determination with respect to such matter.

Section 5.8 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Transactions and the other transactions contemplated hereby, each of the Parties and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the Transactions and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby, including the Transactions.

Section 5.9 Public Announcements. The initial press release by each of Parent and the Company with respect to the execution and delivery of this Agreement and the Transactions and the other transactions contemplated hereby shall be a joint press release and shall be acceptable to Parent and the Company. Other than such initial press release, each Party shall consult with and provide the other Parties a meaningful opportunity to review and comment on, and give due consideration to reasonable comment on, any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby, including the Transactions, and the Company shall not issue any such press release or other public statement or comment prior to such consultation and the written consent of Parent, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange; provided, that the restrictions in this Section 5.9 shall not apply to (a) any statements made by the Company or Parent in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements are consistent with information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.9 (and for the avoidance of doubt, any statements relating to the Transactions or this Agreement made by the Company or Parent or any of their respective Subsidiaries made during meetings with Governmental Entities or Government Officials unrelated to the Transactions or this Agreement and initiated in the Ordinary Course of Business that are in response to questions by such Governmental Entities or Government Officials and consistent in tone and substance with information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.9 and not initiated by the Company shall not in and of itself be a breach of this Section 5.9 or Section 5.7), (b) any disclosure of any information concerning this Agreement or the transactions contemplated hereby, including the Transactions, in connection with any dispute between any of the Company Parties, on the one hand, and Parent or either Parent Merger Sub, on the other hand, regarding this Agreement or the transactions contemplated hereby, or (c) any communication by the Company regarding a Company Alternative Proposal or from and after a Company Change of Recommendation or the Company or Parent response thereto in compliance with Section 5.4. In addition, subject to the exceptions set forth above, the Company Parties shall inform Parent in advance regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases and regulatory matters, reasonably in advance of publication and release.

Section 5.10 Indemnification and Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or other employees, as the case may be, of the Company or its Subsidiaries as provided in its Organizational Documents or in any agreement, in each case in effect as of the date hereof or as amended or modified in accordance with the terms and conditions of this Agreement, shall survive the Transactions and shall continue at and after the First Parent Merger Effective Time in full force and effect. For a period of six years after the First Parent Merger Effective Time, Parent and the Second Parent Merger Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s or any of its Subsidiaries’ Organizational Documents as in effect immediately prior to the First Parent Merger Effective Time or in any indemnification agreements of the Company or any of its Subsidiaries with any of their respective directors, officers or other employees as in effect immediately prior to the First Parent Merger Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the First Parent Merger Effective Time were current or former directors, officers or other employees of the Company or its Subsidiaries; provided, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six-year period. From and after the First Parent Merger Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Second Parent Merger Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10(a).

(b) Each of Parent and the Second Parent Merger Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or other employee of the Company or its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any reasonable and documented costs or expenses (including advancing reasonable and documented attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, obligations, liabilities and amounts paid in settlement in connection with any actual or threatened Action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the First Parent Merger Effective Time (including acts or omissions in connection with such Persons serving as a director, officer, other employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company), whether asserted or claimed prior to, at or after the First Parent Merger Effective Time; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification. In the event of any such Action, Parent and the Second Parent Merger Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the First Parent Merger Effective Time, Parent and the Second Parent Merger Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the First Parent Merger Effective Time; provided, that after the First Parent Merger Effective Time, Parent and the Second Parent Merger Surviving Corporation shall not be required to pay annual premiums in excess of 300% of the last aggregate annual premium paid by the Company prior to the date of this Agreement in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. The Company shall purchase, prior to the First Parent Merger Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the First Parent Merger Effective Time, covering, without limitation, the transactions contemplated hereby, including the Transactions; provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company prior to the date of this Agreement for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if the cost of such “tail” policy would otherwise exceed such limit, the Company shall be permitted to purchase as much coverage as reasonably practicable for up to such limit. Parent and the Second Parent Merger Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Second Parent Merger Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party that was successful in enforcing the indemnity and other obligations provided in this Section 5.10.

(d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organizational Documents of the Company or the Second Parent Merger Surviving Corporation, any other indemnification agreement or arrangement, the MGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Transactions and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(e) In the event that Parent, the Second Parent Merger Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Second Parent Merger Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11 Financing Cooperation.

(a) Prior to the Closing or, if earlier, the termination of this Agreement in accordance with Article 7, the Company will, and will cause its Subsidiaries to, use reasonable best efforts (at Parent’s sole cost and expense) to, and use reasonable best efforts to cause the appropriate Representatives of the Company and its Subsidiaries to, provide such cooperation as is customary and reasonably requested by Parent in connection with any Debt Financing, which cooperation will include (i) furnishing Parent with the Required Information and other customary or pertinent information regarding the Company and its Subsidiaries reasonably requested by Parent (or the Debt Financing Sources) in connection with such Debt Financing, including preliminary or “flash” information if requested, (ii) members of senior management participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and drafting sessions (in each case, which may be virtual) with providers or potential providers of the Debt Financing and rating agencies during normal business hours and at mutually agreed times and locations, (iii) reasonably assisting Parent in the preparation of materials customarily requested to be used in connection with obtaining the Debt Financing, including rating agency presentations, road show materials, bank information memoranda, registration statements, prospectuses, offering memoranda, bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof, (iv) providing customary information regarding the Company and its Subsidiaries to Parent to assist Parent with Parent’s preparation of pro forma financial statements (it being understood that the Company shall not be required to provide pro forma financial statements, projections or any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, although the Company will provide information regarding the Company and its Subsidiaries reasonably requested by Parent so that Parent can calculate or estimate such pro forma amounts), (v) reasonably cooperating with the marketing efforts for any portion of the Debt Financing, including using its reasonable best efforts to ensure that any syndication efforts benefit from its existing lending relationships and using reasonable best efforts to assist Parent in obtaining any credit ratings in connection with the Debt Financing, (vi) providing customary authorization letters authorizing the distribution of information provided by the Company or its Subsidiaries to prospective lenders and containing a customary representation to the Debt Financing Sources for the Debt Financing that such information provided by the Company or its Subsidiaries does not contain a material misstatement or omission and containing a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or its or their securities, (vii) causing the independent registered public accounting firms of the Company to (A) render customary “comfort letters” (including customary negative assurance comfort and change period comfort) with respect to financial information regarding the Company and its Subsidiaries contained in any materials relating to the Debt Financing, (B) provide consents for use of their reports and opinions in any documents filed or furnished by Parent with the SEC or in any other materials or disclosures relating to the Debt Financing in which financial information of the Company and its Subsidiaries is included and (C) participate in a reasonable number of due diligence sessions (which may be virtual), (viii) delivering information and documentation related to the Company and its Subsidiaries at least three Business Days prior to the Closing Date as is required and reasonably requested in writing by the Debt Financing Sources at least 10 Business Days prior to the Closing Date with respect to compliance under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and rules adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department, (ix) assisting with obtaining releases of existing Liens, (x) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing, (xi) cooperating in satisfying the conditions precedent set forth in any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries and (xii) providing customary information regarding the Company and its Subsidiaries to Parent to assist Parent with the preparation of definitive Debt Financing Documents (including any guarantee, supplemental indentures, currency or interest rate hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources), and the schedules and exhibits thereto, in each case, as may be reasonably requested by Parent.

(b) Nothing in this Section 5.11 will require the Company and its Subsidiaries to (i) waive or amend any terms of this Agreement, pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities prior to the Closing Date for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) without limiting its obligations to deliver conditional redemption notices, executed Payoff Letters, prepayment and termination notices, Lien release documentation and other customary documentation pursuant to Section 5.19 and Section 5.20, enter into, approve, modify or perform any definitive agreement or commitment or distribute any cash (except to the extent subject to concurrent reimbursement by Parent) that will be effective prior to the Closing Date; (iii) give any indemnities in connection with the Debt Financing that are effective prior to the Closing Date, except to the extent previously agreed in writing by the Company; (iv) except to the extent contemplated with respect to Required Information (and without limiting the obligation to assist in preparation of pro forma financial statements), prepare separate financial statements for the Company and its Subsidiaries to the extent not customarily prepared by the Company and its Subsidiaries and to the extent such preparation would be unduly burdensome or change any fiscal period; (v) adopt any resolutions, execute any consents or otherwise take any corporate or similar action to be effective prior to the Closing; (vi) provide or obtain any legal opinion on or prior to the Closing; (vii) take any action that would (A) conflict with or violate its Organizational Documents or any applicable laws in any material respect or (B) unreasonably interfere with the ongoing business or operation of the Company and its Subsidiaries, taken as a whole, in any material respect; or (viii) prepare or provide Excluded Information. In addition, no action, liability or obligation of the Company and its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than (i) to the extent contemplated with respect to Required Information, (ii) customary representation letters to auditors, (iii) in connection with Section 5.19 and Section 5.20 or (iv) customary authorization letters (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the Closing Date. Except in connection with the delivery of a chief financial officer certificate in connection with any Required Information, nothing in this Section 5.11 will require (1) any officer, employee or Representative of the Company and its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 5.11 that would reasonably be expected to result in personal liability to such officer, employee or Representative; or (2) the Company Board to approve any Debt Financing or Contracts related thereto, effective prior to the Closing Date.

(c) The Company shall not be required to provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged; provided that Parent is notified of the nature of such information for which such disclosure is prohibited.

(d) Parent shall (x) at the Closing (or, if the Closing does not occur, promptly), upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 5.11 (other than the preparation of the Company’s financial statements in the Ordinary Course of Business) and (y) indemnify and hold harmless the Company and its Representatives from and against any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties and costs and expenses suffered or incurred by them in connection with the arrangement of any Debt Financing (other than to the extent arising from inaccuracy of any information furnished in writing by or on behalf of the Company, its Affiliates or its or its Affiliates’ Representatives or the gross negligence, bad faith, willful misconduct or fraud of the Company, its Affiliates, or its or its Affiliates’ Representatives). The Company hereby consents to the use of its and its Subsidiaries’ Trademarks in connection with the Debt Financing; provided that all such uses are in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

Section 5.12 Stock Exchange Delisting; 1934 Act Deregistration.

(a) The Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the SEC to enable the delisting of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the First Parent Merger Effective Time, but in any event no more than 10 days thereafter. In connection therewith, Parent (taking into account the degree to which the Company satisfies its obligations set forth in the foregoing sentence of this Section 5.12) shall use its commercially reasonable efforts to (a) assist in enabling the Company or the NYSE to be in a position to promptly file and cause the filing with the SEC of a Form 25 on the Closing Date and (b) cause the filing of a Form 15 on the first Business Day that is at least 10 days after the date the Form 25 is filed (such period between the Form 25 and the Form 15 filing dates, the “Delisting Period”). Upon Parent’s determination that the Company may be required to file any quarterly or annual reports pursuant to the Exchange Act during the period from and following the filing of a Form 25 with respect to the Company and the filing of a Form 15 at the end of the Delisting Period, the Company shall deliver to Parent at least five Business Days prior to Closing a draft of any such reports required to be filed during the Delisting Period, which is sufficiently developed such that it can be timely filed and when filed will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

(b) Parent will, reasonably promptly following the execution of this Agreement, apply to the NYSE and the TSX for the NYSE’s and the TSX’s approval of the listing of all the Parent Common Shares issuable in connection with the First Parent Merger. Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the First Parent Merger to be approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject only to the satisfaction of the conditions in the letter of the TSX granting conditional listing approval of such listing (the “TSX Standard Listing Conditions”), prior to the First Parent Merger Effective Time. Parent shall reasonably promptly provide to Company any correspondence received from the NYSE and the TSX in respect of such listing applications, including, as applicable, the conditional and final listing approval letters from the TSX for the listing of such Parent Common Shares following the respective receipt thereof. The Company shall reasonably cooperate with Parent in the preparation of the materials to be submitted to the NYSE or the TSX, as applicable, and the resolution of any comments thereto received from the NYSE or the TSX.

Section 5.13 Rule 16b-3. Prior to the First Parent Merger Effective Time, the Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall take such actions as may be reasonably necessary or advisable to cause any dispositions of Company equity securities and any acquisition of Parent equity securities (in each case including derivative securities) pursuant to the Transactions and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Stockholder Litigation. Except for any Action between the Company or its Subsidiaries, on the one hand, and Parent, Parent Merger Subs or their Affiliates, on the other hand, each of the Company and Parent shall keep the other reasonably informed of, and cooperate with such Party in connection with, any stockholder litigation or claim or other similar Action against such Party and/or its directors or officers relating to the Transactions or any other transactions contemplated by this Agreement. Without limiting the foregoing, the Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any such Action and neither the Company nor any of its Subsidiaries shall compromise or settle, or agree to compromise or settle, any such Action arising or resulting from the Transactions or the other transactions contemplated by this Agreement without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided that the Company may compromise or settle stockholder litigation made or pending against a Company Party if each of the following conditions are met: (a) the resolution of all such litigation requires payment from the Company or any of its Subsidiaries or Representatives in an amount not to exceed the amount set forth in Section 5.14 of the Company Disclosure Schedules or the provision of disclosures to the shareholders of the Company relating to the Transactions (which disclosures shall be subject to Section 5.9); (b) the settlement provides for no injunctive or other equitable relief; (c) the settlement provides that each of Parent, Parent’s Subsidiaries, Parent’s Representatives, the Company, the Company Subsidiaries and the Indemnified Parties are released from all liability in connection therewith; and (d) none of Parent, the Company Parties and their respective Subsidiaries and Representatives are required to admit any wrongdoing as part of the settlement. For purposes of this Section 5.14, “participate” shall require that the Company keep Parent reasonably apprised of the proposed strategy and other decisions with respect to any such Action and that Parent may offer comments or suggestions with respect to such Action, which the Company shall consider in good faith.

Section 5.15 Certain Tax Matters.

(a) Each of Parent and the Company shall use its respective reasonable best efforts to cause the Transactions to be effectuated in accordance with Schedule 5.15(a) and, taken together, to qualify, and shall not take or knowingly fail to take (and shall cause its Affiliates not to take or knowingly fail to take) any action that could reasonably be expected to (i) prevent or impede the First Parent Merger and the Second Parent Merger, taken together, on the one hand, or the Company Merger and the LLC Conversion, taken together, on the other, from qualifying as “reorganizations” within the meaning of Section 368(a) of the Code and (ii) cause stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code. If either Parent or the Company intends to propose any modifications to Schedule 5.15(a), (x) such Party shall timely inform the other Party of such intended modification, (y) such other Party agrees to consider any such proposed modification in good faith, and (z) no modification shall be made without the consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Parent shall use its reasonable best efforts to deliver to Sullivan & Cromwell LLP, counsel to Parent (“Parent Tax Counsel”), and Jones Day, counsel to the Company (“Company Tax Counsel”), a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form F-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Form F-4 or its exhibits) and signed by an officer of Parent, substantially in the form attached hereto as Exhibit A (the “Parent Tax Certificate”), and the Company shall use its reasonable best efforts to deliver to Parent Tax Counsel and Company Tax Counsel a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Form F-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Form F-4 or its exhibits) and signed by an officer of the Company, substantially in the form attached hereto as Exhibit B (the “Company Tax Certificate” and, together with the Parent Tax Certificate, the “Tax Certificates”).

(c) Parent agrees that if Parent receives a Parent Change in Law Opinion from Parent Tax Counsel, it shall use its reasonable best efforts to obtain a Parent Tax-Free Opinion from an alternative tax counsel of similar standing. The Company agrees that if the Company receives a Company Change in Law Opinion from Company Tax Counsel, it shall use its reasonable best efforts to obtain a Company Tax-Free Opinion from an alternative tax counsel of similar standing. Each of the Company and Parent shall cooperate fully with the alternative tax advisor(s), including by providing the necessary representation letters and other materials reasonably requested by the alternative tax advisor(s). In the event that the alternative tax advisor(s) is unwilling or unable to deliver the required opinion with the requisite level of certainty, and that the Company or Parent, as applicable, has used its reasonable best efforts to obtain such opinion from the alternative tax advisor, then the Company or Parent, as applicable, shall not be required to select any other alternative tax advisor.

(d) Parent shall not be treated as in breach of Section 5.15(b) for failing to deliver the Parent Tax Certificate if such failure is caused primarily by an intentional act or intentional failure to act on the part of the Company or any of its Representatives. The Company shall not be treated as in breach of Section 5.15(b) for failing to deliver the Company Tax Certificate if such failure is caused primarily by an intentional act or intentional failure to act on the part of Parent or any of its Representatives. Each of Parent and the Company agree that if either Party cannot deliver a Tax Certificate at the Closing substantially in the same form attached hereto as Exhibit A or Exhibit B, as applicable, each of Parent and the Company shall use its respective reasonable best efforts to agree to amendments, modifications, supplements or replacements of the Tax Certificate that would permit delivery of such modified certificate.

(e) Parent shall, and shall cause the Second Parent Merger Surviving Corporation to, (i) comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and (ii) reasonably cooperate with any “five-percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), who certifies to Parent in writing that it is such a shareholder and furnishes to Parent documentation reasonably satisfactory to Parent supporting such certification, to enable such Person to enter into a valid gain recognition agreement under Treasury Regulations Section 1.367(a)-8.

Section 5.16 Parent Merger Subs, Company Holdco and Company Merger Sub Shareholder Approvals.

(a) Promptly following the execution and delivery of this Agreement, Second Parent Merger Sub (in its capacity as the sole stockholder of First Parent Merger Sub) shall execute and deliver, in accordance with applicable Law and its Organizational Documents, a written consent approving the Transactions on the terms and subject to the conditions set forth in this Agreement.

(b) Promptly following the execution and delivery of this Agreement, the Company (in its capacity as sole stockholder of Company Holdco) shall execute and deliver, in accordance with applicable Law and its Organizational Documents, a written consent approving the Transactions on the terms and subject to the conditions set forth in this Agreement.

(c) Promptly following the execution and delivery of this Agreement, Company Holdco (in its capacity as sole stockholder of Company Merger Sub) shall execute and deliver, in accordance with applicable Law and its Organizational Documents, a written consent approving the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 5.17 Director and Officer Resignations. As requested by Parent, the Company shall use reasonable best efforts to cause to be delivered to Parent prior to the Closing resignations executed by directors (or equivalents) and officers of the Company and its Subsidiaries, in each case, to be effective upon the First Parent Merger Effective Time.

Section 5.18 Other Matters. The Company shall, and shall cause its Subsidiaries to perform its and their obligations under, and use their respective reasonable best efforts to cause its and their contractual counterparties to perform their obligations under (including, if necessary, by exercising rights and seeking available remedies), the Contracts set forth on Section 5.18 of the Company Disclosure Schedules. The Company shall keep Parent reasonably informed regarding, and consult in good faith with Parent on, such matters.

Section 5.19 Notes Redemption. Prior to the First Parent Merger Effective Time, if requested in writing by Parent, the Company shall, and shall cause each of its Subsidiaries and each of their respective Representatives to, use its reasonable best efforts to cooperate with Parent to, and use reasonable best efforts to take such actions as are necessary to, allow or effect, as the case may be, (a) the satisfaction and discharge on the Closing Date of all the outstanding aggregate principal amount of the Company Notes (the “Discharge”) and/or (b) the conditional redemption of all of the outstanding aggregate principal amount of the Company Notes pursuant to the applicable provisions of the Company Indenture at the Closing Date (the “Redemption”). Any Redemption and/or Discharge, and all notices or instructions with respect thereto must be conditioned on the occurrence of the Closing or shall occur on or after the Closing Date. Parent shall ensure that, at or prior to the Closing, Parent shall have funds necessary in connection with any such Redemption and/or Discharge. The Parties hereby agree that none of the Company, any Subsidiary of the Company or any of the foregoing Person’s respective Representatives shall be required to pay or deposit any amounts required in connection with a Redemption or the Discharge, except to the extent such amounts have been previously provided by Parent to such Person expressly for such purpose.

Section 5.20 Payoff of Company Credit Agreement and Other Company Indebtedness.

(a) At the request of Parent, the Company shall furnish to the agent under the Company Credit Agreement not later than three Business Days prior to the Closing (or such shorter period as the agent to the Company Credit Agreement may otherwise agree in accordance with the Company Credit Agreement), a notice in respect of the payment in full and termination of all outstanding commitments under the Company Credit Agreement.

(b) At the request of Parent, the Company shall furnish to the agent, purchaser or other relevant party under the Company ARS Facility Agreement not later than 30 days prior to the Closing (or such shorter period as permitted under the Company ARS Facility Agreement or as the applicable agent, purchaser or other party may otherwise agree in accordance with the Company ARS Facility Agreement), a notice in respect of the payment in full and termination of all outstanding commitments under the Company ARS Facility Agreement.

(c) The Company shall (i) deliver to Parent, at least one Business Day prior to the Closing Date, an executed Payoff Letter (which may be delivered in escrow dated as of the Closing Date) (and at least five Business Days prior to the Closing Date, drafts of such Payoff Letter (which such drafts do not need to include final “payoff” amounts, as long as such final “payoff” amounts are provided to Parent at least two Business Days prior to the Closing Date)) with respect to the Company Credit Agreement and the Company ARS Facility Agreement and (ii) use its reasonable best efforts to cooperate with any back-stop, “roll-over” or termination of any existing letters of credit under the Company Credit Agreement.

(d) From the date of this Agreement until Closing, the Company shall, at Parent’s request, cooperate in good faith and use reasonable best efforts to promptly assist Parent in arranging for the continuation, modification, back-stop and/or replacement of the Company’s and its Subsidiaries’ (as determined by Parent) (A) receivables financing, supply chain financing, interest rate, currency or other hedging arrangements and other working capital finance and cash management arrangements, including those arrangements listed on Section 5.20(d) of the Company Disclosure Schedules and (B) existing letters of credit (other than letters of credit issued under the Company Credit Agreement, which are addressed under Section 5.20(c)), banker’s acceptances, bank guarantees, performance or surety bonds or similar items, in each case including by (i) facilitating Parent’s communications and meetings with the counterparties to such arrangements, (ii) providing Parent with customary information relating to such arrangements, (iii) negotiating any amendments, consents or other documents relating to such arrangements as Parent may reasonably request in anticipation of the Closing and (iv) if Parent is not able to make arrangements for the continuation of any such arrangement on terms satisfactory to Parent, or Parent otherwise determines to terminate any such arrangement, assisting with the termination and payoff (if applicable) of such arrangement.

Section 5.21 Financing.

(a) From the date of this Agreement until the earlier of the First Parent Merger Effective Time or the termination of this Agreement in accordance with Article 7, Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and use reasonable best efforts to do, or cause to be done, all things reasonably necessary or advisable, to arrange and obtain the Debt Financing and to consummate the Debt Financing on or prior to the Closing Date to the extent required to pay the Required Amount (after taking into account any cash on hand, available lines of credit (including under Parent’s existing revolving credit facility) and other sources of funds available to Parent on the Closing Date). Such actions shall include using reasonable best efforts to: (i) comply with and maintain in effect the Debt Commitment Letter (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by clause (d) below); (ii) satisfy, or obtain a waiver thereof, on a timely basis all Financing Conditions to the extent within the control of Parent and its Affiliates; (iii) negotiate, execute and deliver Debt Financing Documents to the extent required to pay the Required Amount (after taking into account any cash on hand, available lines of credit (including under Parent’s existing revolving credit facility) and other sources of funds available to Parent on the Closing Date), which shall reflect the terms contained in the Debt Commitment Letter (including any “market flex” provisions (if any) related thereto) or on such other terms acceptable to Parent that would not constitute an Adverse Effect on Financing (as defined below) as compared to those set forth in the Debt Commitment Letter delivered to the Company on the date hereof; and (iv) in the event that the Financing Conditions have been satisfied or waived or, upon funding would be satisfied, consummate the Debt Financing (including by instructing the Debt Financing Sources to fund the Debt Financing in accordance with the Debt Commitment Letter, and enforcing Parent’s rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing) to the extent required to pay the Required Amount (after taking into account any cash on hand, available lines of credit (including under Parent’s existing revolving credit facility) and other sources of funds available to Parent on the Closing Date).

(b) From the date of this Agreement until the earlier of the First Parent Merger Effective Time or the termination of this Agreement in accordance with Article 7, Parent and its Affiliates shall give the Company prompt notice of any material breach, default or repudiation by any party to the Debt Commitment Letter of which Parent or its Affiliates becomes aware. Parent shall keep the Company informed on a reasonably current basis upon request by the Company of the status of its efforts to arrange the Debt Financing contemplated by the Debt Commitment Letter.

(c) In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter (including the flex provisions (if any)) (other than as a result of the Company’s breach of any provision of this Agreement or failure to satisfy the conditions set forth in Article 6, and except where such unavailability is the result of the incurrence of any Permanent Financing (as defined below)), then Parent shall (i) promptly notify the Company thereof and the reasons therefor, (ii) use reasonable best efforts to obtain Alternative Financing from the same or alternative Debt Financing Entities on terms and conditions, taken as a whole, no less favorable to Parent than as contemplated by the Debt Commitment Letter and not involving any conditions that would constitute an Adverse Effect on Financing as compared to those set forth in the Debt Commitment Letter delivered to the Company on the date hereof, that, when taken together with the portion of the Debt Financing that remains available and any cash on hand, available lines of credit (including under Parent’s existing revolving credit facility) and other sources of funds available to Parent on the Closing Date, is at least equal to the Required Amount, as promptly as practicable following the occurrence of such event, and (iii) use reasonable best efforts to obtain, and, when obtained, provide the Company with a true, correct and complete copy of, a new financing commitment that provides for such Alternative Financing; provided that any provisions set forth in such new financing commitment relating to fees, pricing terms, “market flex” provisions (if any) and other terms that are customarily redacted (including any dates related thereto) may be redacted, so long as such redaction does not extend to any terms that would reasonably be expected to reduce the aggregate principal amount of such Alternative Financing to be funded on the Closing Date or impose additional conditions precedent to the funding of such Alternative Financing on the Closing Date.

(d) From the date of this Agreement until the earlier of the First Parent Merger Effective Time or the termination of this Agreement in accordance with Article 7, without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), Parent and its Affiliates shall not amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter or any Debt Financing Document (except in connection with the incurrence of other financing to replace such financing) if such amendment, modification, supplement, restatement, assignment, substitution or replacement would (A) impose additional conditions precedent or expand upon the conditions precedent to the funding of the Debt Financing, (B) reduce the amount of the Debt Financing or the net cash proceeds available from the Debt Financing to an amount that would be less than an amount that would be required to pay the Required Amount (after taking into account any cash on hand, available lines of credit (including Parent’s existing revolving credit facility) and other sources of funds available to Parent on the Closing Date), (C) prevent or materially delay or make materially less likely the funding of the Debt Financing (or the satisfaction of the Financing Conditions) on the Closing Date or materially impair, delay or prevent the consummation of the Transactions or the other transactions contemplated by this Agreement, (D) materially adversely affect Parent’s ability to consummate the Transactions or the other transactions contemplated by this Agreement or (E) materially adversely impact the ability of Parent to enforce its rights against the Debt Financing Sources or any of the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto (clauses (A) through (E), each an “Adverse Effect on Financing”); provided that Parent may, without the prior written consent of the Company, amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter, including (1) to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar Debt Financing Entities that have not executed the Debt Financing Documents as in effect on the date hereof and, in connection therewith, amend the economic and other arrangements with respect to such appointments, (2) modify pricing, (3) terminate or reduce any commitments under the Debt Financing in order to obtain or as a result of having obtained a Permanent Financing and/or (4) increase the aggregate amount of the Debt Financing, in each case, so long as such amendments would not be reasonably expected to result in an Adverse Effect on Financing. Upon request of the Company, Parent shall keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing. Any alternative, substitute or replacement debt financing obtained by Parent in accordance with this paragraph and the previous paragraph is the “Alternative Financing.” For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by any Alternative Financing and references to “Debt Commitment Letter,” “Debt Fee Letters,” “Debt Financing Documents,” “Debt Financing Entities,” “Debt Financing Sources” or “Financing” shall include the documents (or commitments or financing sources, as applicable) in connection with any Alternative Financing to the extent permitted by this Section 5.21, and such Alternative Financing shall be required to comply with the provisions of this Agreement to the same extent as the Debt Financing contemplated by the Debt Commitment Letter. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or its Affiliates be required to pay any fees or any interest rates applicable to the Alternative Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the market flex provisions (if any)) or agree to any term (including any market flex term (if any)) less favorable (taken as a whole) to Parent than such term contained in the Debt Commitment Letter as in effect on the date hereof (including the market flex provisions (if any)). Parent and Parent Merger Subs expressly acknowledge and agree that their obligations under this Agreement are not subject to, or conditioned on, Parent’s or Parent Merger Subs’ receipt of financing.

(e) Notwithstanding anything to the contrary in this Section 5.21, Parent may, without notice to or consent of the Company, reduce the amount of the Debt Financing under the Debt Commitment Letter, or terminate the Debt Commitment Letter, to the extent that the remaining amount of the Debt Financing under the Debt Commitment Letter (if any) after such reduction or termination, taken together with the net cash proceeds of one or more offerings, placements, sales and/or other issuances of debt and/or equity securities of or term loans to Parent subsequent to the date hereof (collectively, “Permanent Financing”), together with cash on hand, available lines of credit (including under Parent’s existing revolving credit facility) and other sources of funds available to Parent on the Closing Date, is sufficient to consummate the transactions contemplated hereunder to occur at Closing (including payment of the Required Amount).

Section 5.22 Registered Company Intellectual Property.

(a) The Company shall use commercially reasonable efforts, at its own cost and expense, to obtain all assignments, make all filings and recordations and take any and all other actions to ensure that by the Closing Date, the Company or one of its Subsidiaries (other than the Joint Venture) is the legal and record owner of all the Registered Company Intellectual Property, excluding any Copyrights or other Registered Intellectual Property that are not used and not currently intended to be used in the businesses of the Company or its Subsidiaries.

(b) Without limiting Section 3.15(a), the Company shall, prior to the Closing, update Section 3.15(a) of the Company Disclosure Schedule as necessary to include any Registered Company Intellectual Property not initially set forth on Section 3.15(a) of the Company Disclosure Schedule, remove any Registered Intellectual Property incorrectly listed thereon, and otherwise correct all information set forth thereon that is incorrect as of the date hereof.

ARTICLE 6

CONDITIONS TO THE TRANSACTIONS

Section 6.1 Conditions to Obligation of Each Party to Effect the Transactions. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) the Form F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced;

(c) no injunction or similar Law shall have been entered, enacted or promulgated by any Governmental Entity and shall continue to be in effect that prohibits or makes illegal the consummation of the Transactions;

(d) the Consents required to be obtained under the HSR Act with respect to the Transactions shall have been obtained; and

(e) the Parent Common Shares to be issued in the First Parent Merger shall have been approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject only to the TSX Standard Listing Conditions.

Section 6.2 Conditions to Obligation of the Company Parties to Effect the Transactions. The obligation of the Company Parties to effect the Transactions is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a) the representations and warranties of Parent and each Parent Merger Sub:

(i) set forth in Section 4.2(a) and Section 4.12(a) shall be true and correct in all respects (except, in the case of Section 4.2(a), for any inaccuracies that would increase the number of Parent Common Shares issued and outstanding, on a fully diluted basis, by more than 0.25%, in the aggregate), at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time);

(ii) set forth in first sentence of Section 4.1(a), Section 4.2(b), Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.6 and Section 4.17 (x) that are qualified by the words “materially,” “material” or “Parent Material Adverse Effect” shall be true and correct in all respects, at and as of the date of this Agreement and at and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) and (y) that are not qualified by the words “materially,” “material” or “Parent Material Adverse Effect” shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and

(iii) set forth in Article 4 (other than those referenced in clauses (i) and (ii) of this Section 6.2(a)) shall be true and correct, without giving effect to the words “materially,” “material” or to any qualification based on the defined term “Parent Material Adverse Effect,” at and as of the date of this Agreement and at and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except with respect to this clause (ii) where the failure of such representations and warranties to be so true and correct have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Parent and each Parent Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Closing;

(c) no Parent Material Adverse Effect shall have occurred since the date of this Agreement that is continuing;

(d) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another executive officer (in such executive officer’s capacity as such and without personal liability), certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied; and

(e) the Company shall have received from Parent the Parent Tax Certificate (subject to the Agreed Assumption); provided that this condition shall be deemed not to be satisfied if (i) the Company Tax Counsel has delivered an opinion (the “Company Change in Law Opinion”) that, as a result of a change in Law occurring after the date of this Agreement, and based on the representations of officers of the Company in the Company Tax Certificate and on representations of officers of Parent in the Parent Tax Certificate, Company Tax Counsel is or would be unable to provide an opinion (the “Company Tax-Free Opinion”) to the effect that for U.S. federal income Tax purposes (A) the First Parent Merger and the Second Parent Merger, taken together, should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (B) the First Parent Merger and the Second Parent Merger, taken together, should not result in gain recognition pursuant to Section 367(a)(1) of the Code by Persons who are stockholders of the Company (other than Excepted Stockholders) (such determination being made with the Agreed Assumption) and (ii) the Company is unable to obtain a Company Tax-Free Opinion from an alternative tax counsel pursuant to Section 5.15(c).

Section 6.3 Conditions to Obligations of Parent and Parent Merger Subs to Effect the Transactions. The obligations of Parent and each Parent Merger Sub to effect the Transactions are further subject to the satisfaction (or waiver by Parent to the extent permitted by applicable Law) of the following conditions:

(a) the representations and warranties of the Company Parties:

(i) set forth in the first four sentences of Section 3.2(a) and Section 3.12(a) shall be true and correct in all respects (except, in the case of Section 3.2(a), for any inaccuracies that would increase the number of shares of Company Common Stock issued and outstanding, on a fully diluted basis, by more than 0.25%, in the aggregate) at and as of the date of this Agreement and at and as of the Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time);

(ii) set forth in the first sentence of Section 3.1(a), Section 3.2(b), Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.6, Section 3.26 and Section 3.27 (x) that are qualified by the words “materially,” “material” or “Company Material Adverse Effect” shall be true and correct in all respects, at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) and (y) that are not qualified by the words “materially,” “material” or “Company Material Adverse Effect” shall be true and correct in all material respects at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and

(iii) set forth in Article 3 (other than those referenced in clauses (i) and (ii) of this Section 6.3(a)) shall be true and correct, without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect” (except for references to “Company Material Contracts”), at and as of the date of this Agreement and at and as of Closing, as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) each of the Company Parties shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing;

(c) no Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing;

(d) the Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another executive officer (in such executive officer’s capacity as such and without personal liability), certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied;

(e) Parent Tax Counsel shall not have delivered to Parent an opinion (a “Parent Change in Law Opinion”) that, as a result of a change in Law occurring after the date of this Agreement, and based on the representations of officers of the Company in the Company Tax Certificate and on the representations of officers of Parent in the Parent Tax Certificate, Parent Tax Counsel is or would be unable to provide an opinion (the “Parent Tax-Free Opinion”) to the effect that for U.S. federal income Tax purposes no gain or loss will be recognized under Section 361 by any of Company Holdco, the Company, Company Merger Sub, Parent, Second Parent Merger Sub, or First Parent Merger Sub (such determination being made with the Agreed Assumption); provided that this condition shall be deemed satisfied if Parent is able to obtain a Parent Tax-Free Opinion from an alternative tax counsel pursuant to Section 5.15(c); and

(f) all Consents of any Governmental Entity required in connection with the execution, delivery and performance of this Agreement under the Antitrust Laws of the jurisdictions set forth on Section 6.3(f) of the Company Disclosure Schedules (other than the HSR Act) shall have been obtained or deemed to have been obtained under such applicable Antitrust Law.

Section 6.4 Frustration of Closing Conditions. No Party may rely as a basis for not consummating the Transactions on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any covenant or agreement in this Agreement.

ARTICLE 7

TERMINATION

Section 7.1 Termination or Abandonment. This Agreement may be terminated and abandoned prior to the First Parent Merger Effective Time:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if:

(i) (A) the First Parent Merger Effective Time shall not have occurred on or before 5:00 p.m., New York City time on May 13, 2026 (the “End Date”); provided, that if as of the End Date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived other than those conditions that by their nature are to be satisfied at the Closing and the conditions set forth in Section 6.1(d) and Section 6.3(f) (but only to the extent the applicable injunction or Order relates to any Antitrust Laws) or Section 6.1(e), then the End Date shall automatically be extended for 90 days on one occasion only (and such date, as so extended, shall be the End Date); and (B) the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(i) (or any of its Subsidiaries that are Parties) shall not have breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of the failure to consummate the Transactions on or before such date;

(ii) any Governmental Entity of competent jurisdiction shall have issued or entered an injunction or similar Order permanently enjoining or prohibiting the consummation of the Transactions, and such injunction or Order shall have become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) (or any of its Subsidiaries that are Parties) shall not have breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of such injunction or Order; or

(iii) if the Company Stockholder Meeting (including any adjournments or postponements thereof made in compliance with the terms of this Agreement) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained;

(c) by the Company:

(i) at any time prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Company Superior Proposal in compliance with Section 5.4; or

(ii) if Parent or either Parent Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be cured by five Business Days prior to the End Date or, if curable, is not cured within 45 Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(ii) and the basis for such termination; provided, that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if any of the Company Parties is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(d) by Parent:

(i) if any of the Company Parties shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be cured by five Business Days prior to the End Date or, if curable, is not cured within 45 Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, that Parent shall not have a right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or either Parent Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) prior to receipt of the Company Stockholder Approval, the Company Board shall have effected a Company Change of Recommendation.

Section 7.2 Effect of Termination. In the event that a Party has the right to terminate this Agreement pursuant to Section 7.1, such Party may give written notice thereof to the other Parties and, upon such notice to the other Parties, this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties. In the event of a valid termination of this Agreement pursuant to Article 7, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Parties or their respective Subsidiaries or Affiliates, except that: (a) no such termination shall relieve the Company of its obligation to pay the Company Termination Fee if, as and when required pursuant to Section 7.3; (b) no such termination shall relieve any Party for liability for such Party’s fraud or Willful Breach of this Agreement prior to its termination; and (c) the Confidentiality Agreement, the Clean Team Agreement, this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof. “Willful Breach” shall mean deliberate action taken or deliberate failure to act that the breaching Party intentionally takes (or fails to take) and actually knows would be or cause a material breach of this Agreement.

Section 7.3 Company Termination Fee.

(a) If this Agreement is terminated by:

(i) Parent pursuant to Section 7.1(d)(ii) (Company Change of Recommendation);

(ii) the Company pursuant to Section 7.1(c)(i) (Company Superior Proposal); or

(iii) (A) either Parent or the Company pursuant to Section 7.1(b)(i) (Failure to Close by End Date) or Section 7.1(b)(iii) (Failure to Obtain Company Stockholder Approval) or (B) Parent pursuant to Section 7.1(d)(i) (Breach by the Company Parties) and, in each case:

(A) at or prior to the time of such termination, in the case of a termination pursuant to Section 7.1(b)(i) (Failure to Close by End Date) or Section 7.1(d)(i) (Breach by the Company Parties), or at or prior to the Company Stockholder Meeting, in the case of a termination pursuant to Section 7.1(b)(iii) (Failure to Obtain Company Stockholder Approval), a Company Alternative Proposal (substituting in the definition thereof “50%” for “20%” and for “80%” in each place each such phrase appears) is publicly proposed or publicly disclosed and not irrevocably and publicly withdrawn in good faith and without qualification at least two Business Days prior to the event giving rise to the termination hereunder (a “Qualifying Transaction”); and

(B) concurrently with or within 12 months after such termination, the Company or any of its Subsidiaries shall have (1) consummated a Qualifying Transaction or (2) entered into a definitive agreement providing for a Qualifying Transaction and later consummates such Qualifying Transaction, then the Company shall pay to Parent in consideration of Parent disposing of its rights hereunder (other than those rights set out in Section 7.2), by wire transfer of immediately available funds to an account designated in writing by Parent, a fee of $67.5 million in cash (the “Company Termination Fee”), free and clear and without withholding or deduction for Taxes unless such withholding or deduction is required by Law, such payment to be made within three Business Days after such termination in the case of clause (i) above, simultaneously with, and as a condition to, the effectiveness of any such termination in the case of clause (ii) above, or within three Business Days after the consummation of such Qualifying Transaction in the case of clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. On the payment by the Company of the Company Termination Fee as and when required by this Section 7.3(a), none of the Company, its Subsidiaries or their respective former, current or future officers, directors (or equivalents), partners, stockholders, managers, members, Affiliates and Representatives or any Debt Financing Source shall have any further liability with respect to this Agreement, the Debt Commitment Letter, the Debt Financing or the Transactions or the other transactions contemplated hereby or thereby (and the abandonment or termination thereof) to Parent, either Parent Merger Sub or their respective Affiliates or Representatives, except to the extent provided in Section 7.2.

(b) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(iii) (Failure to Obtain Company Stockholder Approval), then the Company shall pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, an amount in cash equal to all of the reasonable out-of-pocket fees and expenses (including all fees and expenses of Representatives) incurred by Parent or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, up to a maximum amount of $17.5 million (the “Expense Reimbursement”), free and clear and without withholding or deduction for Taxes unless such withholding or deduction is required by Law, such payment to be made within three Business Days after such termination. In the event the Company Termination Fee subsequently becomes payable pursuant to Section 7.3(a), any previously paid Expense Reimbursement will be deducted from the amount of the Company Termination Fee.

(c) On the payment by the Company of the Company Termination Fee as and when required by this Section 7.3, neither the Company nor any of its former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives or any Debt Financing Source shall have any further liability with respect to this Agreement, the Debt Commitment Letter, the Debt Financing or the Transactions or the other transactions contemplated hereby or thereby (and the abandonment or termination thereof) to Parent or its Affiliates or Representatives, except to the extent provided in Section 7.2.

(d) Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall pay to Parent all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee or the Expense Reimbursement, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee becomes payable by, and is paid by, the Company to Parent and such payment is accepted by Parent, upon acceptance, such Company Termination Fee shall be Parent’s sole and exclusive remedy for monetary damages pursuant to this Agreement. The Parties further acknowledge that the Company Termination Fee shall not constitute a penalty but is in consideration for a disposition of rights under this Agreement and represents liquidated damages, in a reasonable amount that will compensate Parent in the circumstances (which do not involve fraud or willful and material breach by the other Parties) in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The Parties further acknowledge that the right to receive the Company Termination Fee shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 8.5.

ARTICLE 8

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Transactions, except for Section 3.29, Section 4.19 and covenants and agreements that contemplate performance at or after the Closing.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with the Transactions, this Agreement and the transactions contemplated hereby, including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring or required to incur such costs, fees and expenses, except that all filing fees paid by any Party in respect of any regulatory filing (including any and all filings under the Antitrust Laws and/or in respect of the Company Approvals or Parent Approvals) shall be borne by Parent. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to, or as a result of, the Transactions shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form or by any other electronic means complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)), each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were on the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the Parties and delivered in accordance with the prior sentence to the other Parties.

Section 8.4 Governing Law; Jurisdiction. This Agreement shall be deemed to be made in and in all respects shall be governed by, interpreted and construed in accordance with the laws of the State of Maryland, without giving effect to any choice or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland. In addition, each of the Parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Parties or their successors or assigns, shall be brought and determined exclusively in the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program or (and only if) such court finds it lacks subject matter jurisdiction, U.S. District Court for the District of Maryland, Northern Division; provided, that if the subject matter over the matter is the subject of the Action is vested exclusively in the United States federal courts, such Action shall be heard in the United States District Court for the District of Maryland, Northern Division (the “Chosen Courts”). Each of the Parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it shall not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement, including the Transactions, in any court other than the Chosen Courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.4 in the manner provided for notices in Section 8.7. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 8.5 Specific Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND

HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.6.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by email or by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent, First Parent Merger Sub or Second Parent Merger Sub:

Gildan Activewear Inc.

600 Maisonneuve Blvd W #33

Montreal, Quebec H3A 3J2 Canada

Attention:  Legal Department

Telephone:   (514) 735-2023

Email:    corprequest@gildan.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:   Brian E. Hamilton

      Matthew B. Goodman

Telephone:   (212) 558-4000

Email:    hamiltonb@sullcrom.com

      goodmanm@sullcrom.com

and a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

1155 René-Lévesque West

41st Floor

Montréal, Québec H3B 3V2 Canada

Attention:   Robert Carelli

      Olivier Godbout

Telephone:   (514) 397-3000

Email:    rcarelli@stikeman.com

      ogodbout@stikeman.com

To the Company Parties:

Hanesbrands Inc.

101 North Cherry Street

Winston-Salem, NC 27101

Attention:   Virginia A. Piekarski

      Carlyle R. Cromer

Telephone:   336-918-3453

      336-749-7482

Email:    Gini.Piekarski@hanes.com

      Carlyle.Cromer@hanes.com

with a copy (which shall not constitute notice) to:

Jones Day

1221 Peachtree Street, N.E.

Suite 400

Atlanta, GA 30361

Attention:   Randi C. Lesnick

      Joel T. May

      Darcy R. White

Telephone:   (404) 521-3939

Email:    rclesnick@jonesday.com

      jtmay@jonesday.com

      darcywhite@jonesday.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

199 Bay Street

Toronto, ON, M5L 1A9 Canada

Attention:   Michael Gans

      Jacob Gofman

Telephone:   (416) 863-2400

Email:    michael.gans@blakes.com

      jacob.gofman@blakes.com

or to such other address as a Party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email; provided, that no “bounceback” or notice of non-delivery is received, (b) on proof of service when sent by reliable overnight delivery service, (c) on personal delivery in the case of hand delivery or (d) on receipt of the return receipt when sent by certified or registered mail. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding on and shall inure to the benefit of the Parties and their respective successors and assigns; provided, that upon the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned; provided that any assignment that would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of Parent to deliver the Parent Tax Certificate shall be deemed a reasonable basis for the Company to withhold consent), Parent or any Parent Merger Sub may transfer or assign its rights, interests or obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates (including, from and following the Closing, the Second Parent Merger Surviving Corporation or any of its Subsidiaries) or to any of the Debt Financing Sources for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and any refinancings, extensions, refundings or renewals thereof, but any such transfer or assignment will not relieve Parent or such Parent Merger Sub of any of its obligations hereunder.

Section 8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof. Except for Section 5.10 (which, from and after the First Parent Merger Effective Time, shall be for the benefit of the Indemnified Parties), this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein is intended to and shall not confer on any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.11 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Amendments; Waivers. At any time prior to the Closing, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 Debt Financing Sources. Notwithstanding anything to the contrary in this Agreement (including any other provision in this Section 8.13 of this Article 8), each Party, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing (including the Debt Commitment Letter) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (b) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) agrees not to bring, or to support any Person to bring, any such Action in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law the defense of an inconvenient forum to the maintenance of such Action in any such court, (e) agrees that service of process upon any such Party or such Party’s Subsidiaries or controlled Affiliates in any such Action shall be effective if notice is given in accordance with Section 8.7, (f) KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW TRIAL BY JURY IN ANY SUCH ACTION BROUGHT AGAINST THE DEBT FINANCING SOURCES IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE DEBT FINANCING, (g) agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (subject to the last sentence of this Section 8.13), (h) agrees that only Parent and its Subsidiary party to the Debt Commitment Letter, including their respective permitted successors and assigns under the Debt Commitment Letter, shall be permitted to bring any claim (including any claim for specific performance) against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter and that neither the Company nor any Subsidiary or any of their controlled Affiliates shall be entitled to seek the remedy of specific performance with respect to Parent’s or its applicable Subsidiary’s rights under the Debt Commitment Letter against the Debt Financing Sources, (i) agrees in no event will any Debt Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing, and (j) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 8.13 and that this Section 8.13 and the definitions of “Debt Commitment Letter,” “Debt Fee Letter,” “Debt Financing,” “Debt Financing Documents,” “Debt Financing Entities” and “Debt Financing Sources” (and any other provisions of this Agreement to the extent a modification thereof would adversely modify the substance of any of the foregoing as it affects the Debt Financing Entities) may not be amended, modified or waived without the written consent of the Debt Financing Entities. Notwithstanding the foregoing, nothing in this Section 8.13 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Debt Financing Source’s obligations under the Debt Commitment Letter to Parent and its Subsidiaries party thereto.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all references herein to “$” or “dollars” shall be to U.S. dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The words contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such words. Except as expressly stated otherwise, any Contract defined or referred to herein or in any schedule that is referred to herein means such Contract as from time to time amended, modified or supplemented (to the extent permitted by the applicable provisions thereof and this Agreement, including Section 5.1), including by waiver or consent, together with any addenda, schedules or exhibits to, any purchase orders or statements of work governed by, and any “terms of services” or similar conditions applicable to, such agreement. Any specific Law defined or referred to herein or in any schedule that is referred to herein means such Law as from time to time amended, modified or supplemented, and to any rules or regulations promulgated thereunder. The words “or” and “any” are not exclusive unless clearly described as such, including by reference to “either.” The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “shall” denotes a directive and obligation, and not an option, and the word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context otherwise requires, with respect to materials delivered to Parent prior to the execution and delivery of this Agreement, the words “made available,” “delivered to” and words of similar import refer to documents posted to the virtual data room hosted by Datasite for Project Radiance at least six hours prior to the execution and delivery into this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Obligations of Parent Merger Subs, Company Holdco and Company Merger Sub. Whenever this Agreement requires either Parent Merger Sub or any other Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Parent Merger Sub or such Subsidiary, as applicable, to take such action. Whenever this Agreement requires a Subsidiary of the Company (including Company Holdco or Company Merger Sub) to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action, and after the First Parent Merger Effective Time, on the part of the First Parent Merger Surviving Corporation or the Second Parent Merger Surviving Corporation, as applicable, to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 8.16 Definitions. For purposes of this Agreement, the following terms (as capitalized below) shall have the following meanings when used herein:

“Action” means a claim, action, cause of action, demand, investigation, suit, arbitration, litigation, review, grievance or proceeding, whether civil, criminal, regulatory or administrative, whether in equity or at law, in contract, in tort or otherwise.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreed Assumption” shall be set forth in Schedule 6.2(e).

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade Laws or Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“beneficial owner” means, with respect to any securities, any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (b) investment power, which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial owner” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “beneficial ownership,” “beneficially own” and “beneficially owned” shall have a correlative meaning.

“Book-Entry Shares” means, collectively, the Common Book-Entry Shares.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York or Toronto or Montreal, Canada, are authorized by law or executive order to be closed.

“Canadian Securities Administrators” means Autorité des marchés financiers du Québec and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act (Quebec) and all other applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada, and the rules and policies of the TSX.

“CITA” means the Income Tax Act (Canada).

“Clean Team Agreement” means the Clean Team Agreement, dated as of June 26, 2025, between Parent and the Company.

“Company ARS Facility Agreement” means the Amended and Restated Receivables Purchase Agreement, dated March 8, 2019, by and among HBI Receivables LLC, the Company, PNC Bank, N.A., PNC Capital Markets LLC and the other parties from time to time party thereto.

“Company Benefit Plans” means all compensation and/or pension or other benefit plans, programs, policies, practices, contracts, agreements or other arrangements, whether or not in writing and whether or not funded, in each case, including any “employee welfare plan” within the meaning of Section 3(1) of ERISA, any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement (other than any Multiemployer Plan), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees or directors of the Company or its Subsidiaries and are not otherwise required to be sponsored, maintained or contributed to by applicable Law.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Credit Agreement” means that certain sixth amended and restated credit agreement, dated as of March 7, 2025, by and among the Company, as borrower, the lenders party thereto, JPMorgan Chase Bank N.A., as the administrative agent and the collateral agent and the other parties thereto, and as further supplemented, amended, restated or amended and restated.

“Company Deferral Plans” means the Company’s Non-Employee Director Deferred Compensation Plan (as amended and restated as of December 9, 2008 and as further amended effective as of November 15, 2016 and March 1, 2019), the Company’s Executive Deferred Compensation Plan (as amended and restated as of November 1, 2013 and as further amended effective as of November 1, 2013 and March 1, 2019) and the Company’s Supplemental Employee Retirement Plan (effective as of January 1, 2006), as amended.

“Company Equity Awards” means the Company Options, the Company RSUs and the Company PSUs.

“Company Equity Plan” means the Company’s 2020 Omnibus Incentive Plan, as amended on each of April 24, 2023 and April 29, 2025, together with any addenda thereto.

“Company ESPP” means the Company Employee Stock Purchase Plan.

“Company Indenture” means that certain senior notes indenture, dated as of February 14, 2023, by and among the Company, each of the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IT Assets” means all IT Assets owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Labor Agreement” means any collective bargaining agreement or other agreement with a labor or trade union, works council or other labor organization that the Company or any of its Subsidiaries is a party to or otherwise bound.

“Company Material Adverse Effect” means an event, change, fact, condition, occurrence, effect, result or development that, individually or in the aggregate, (x) has, or would reasonably be expected to have, a materially adverse effect on the business, operations, financial or other condition, properties, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement (including the Transactions), but, solely in the case of clause (x), shall not include events, changes, facts, conditions, occurrences, effects, results or developments to the extent relating to or resulting from:

(a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, including trade regulations, trade disputes, restrictions and tariffs (or similar Taxes), or changes in or affecting domestic or foreign interest or exchange rates;

(b) any decline in the market price or trading volume of the Company Common Stock or any change in the credit rating of the Company or any of its securities (provided, that the events, changes, facts, conditions, occurrences, effects or developments underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof);

(c) changes or developments in the industries in which the Company or its Subsidiaries operate;

(d) changes in Law after the date of this Agreement;

(e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Transactions or other transactions contemplated hereby, including the identity of Parent and the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities, but only to the extent that such impact was proximately caused by the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Transactions or other transactions contemplated hereby, including the identity of Parent (provided, that the exceptions in this clause (e) shall not apply to the representations or warranties set forth in Section 3.3(d) or in the conditions set forth in Article 6 with respect to such representations and warranties);

(f) performance by the Company Parties of their express obligations under this Agreement (except for any obligation to operate in the Ordinary Course of Business or similar obligations) or with the prior written consent or at the written direction of Parent;

(g) any act of civil unrest, civil disobedience, war, terrorism, sabotage, military activity or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement (including, in each applicable case, whether physical or cyber), provided, however, that this exclusion shall not apply to cyberattacks, cyber intrusions, or any other cyber incidents that are specifically directed or targeted at the Company or its Subsidiaries;

(h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events;

(i) any pandemic, epidemic or disease outbreak or other comparable events;

(j) changes in GAAP, IFRS or other applicable accounting standards after the date of this Agreement;

(k) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided, that the events, changes, facts, conditions, occurrences, effects or developments underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); or

(l) the Company or any of its Subsidiaries taking a Remedy Action;

except, with respect to clauses (a), (c), (d), (g), (h), (i) and (j), to the extent the impact thereof disproportionately and adversely affects the Company and its Subsidiaries, taken as a whole, relative to the other participants in the same or similar industries or geographies in which the Company and its Subsidiaries operate, the disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Notes” means the 9.000% senior unsecured notes due 2031, issued pursuant to the Company Indenture.

“Company Products” means all products or services owned, developed, designed, marketed, distributed, licensed, sold, offered for sale or otherwise made available to any Person by or on behalf of, or currently under development by, the Company or any of its Subsidiaries, and any marketing, advertising, promotional or other similar activities undertaken by the Company or any Subsidiary in connection therewith.

“Company RSU” means each award of restricted stock units granted under the Company Equity Plan, including Deferred Company RSUs and Stock Equivalent Company RSUs.

“Confidentiality Agreement” means the Non-Disclosure Agreement, dated May 23, 2025, by and between Parent and the Company.

“Contract” means any legally binding, written or oral contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement, concession, arrangement or other obligation; provided, that “Contracts” shall not include any Company Benefit Plan or Parent Benefit Plan.

“Debt Commitment Letter” means the debt commitment letter, dated as of the date hereof, among Parent and the Debt Financing Entities party thereto (including all exhibits, annexes, schedules and term sheets attached thereto), as amended, amended and restated, supplemented, replaced or otherwise modified in compliance with this Agreement (and including any joinders thereto), pursuant to which the Debt Financing Entities party thereto have agreed, subject only to the applicable Financing Conditions, to provide or cause to be provided the debt financing described therein for the purposes of financing the Transactions and the other transactions contemplated by this Agreement, repaying all principal, interest and fees outstanding under the Company Credit Agreement, the Company ARS Facility Agreement and the Redemption and/or Discharge.

“Debt Fee Letters” means those certain fee letters relating to the Debt Financing, contemplated by the Debt Commitment Letter.

“Debt Financing” means any debt financing obtained by Parent or any of its Affiliates in connection with the Transactions or the other transactions contemplated by this Agreement.

“Debt Financing Documents” means any credit agreements, note purchase agreements, indentures, guarantees, pledge and security documents, definitive financing documents, agreements, schedules or other certificates or documents contemplated by the Debt Financing.

“Debt Financing Entities” means the agents, arrangers, lenders, initial purchasers, underwriters and other entities (other than Parent, any Affiliate of Parent) that have committed to arrange or provide all or any part of any Debt Financing (including pursuant to the Debt Commitment Letter, purchase or underwriting agreements, indentures or credit agreements entered into in connection therewith), including any such persons becoming party thereto pursuant to any joinder agreements, and their respective successors and assigns.

“Debt Financing Sources” means the Debt Financing Entities, together with their respective former, current and future Affiliates and their and their respective Affiliates’ officers, directors, employees, agents, stockholders, partners (general or limited), trustees, managers, members, controlling parties, Representatives, advisers, funding sources and other representatives of each of the foregoing, and their respective successors and assigns; provided, that neither Parent nor any Affiliate thereof shall be a Debt Financing Source.

“Deferred Company RSU” means each equity retainer or long-term incentive payment comprised of an award under the Company Equity Plan that is subject to a deferral election pursuant to a Company Deferral Plan.

“Environmental Law” means any applicable Law relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of Hazardous Substances.

“Equity Award Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient, rounded to two decimal places, obtained by dividing (i) the Cash Consideration by (ii) the Parent Share Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or Parent or any of their respective Subsidiaries, as applicable, as a “single employer” within the meaning of Section 414 of the Code.

“Excepted Stockholder” means any shareholder of the Company that would be a “five percent transferee shareholder” of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Transactions that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent Agreement” means the Contract pursuant to which Parent shall appoint the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company; provided, that such acceptance shall not be unreasonably conditioned, withheld or delayed.

“Exchange Ratio” means 0.102.

“Excluded Information” means (a) description of all or any portion of the terms of the Debt Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A, (b) risk factors relating to, or any description of, all or any component of the financing contemplated thereby, (c) historical financial statements or other information required by Rule 3-03(e), Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or 13-02 of Regulation S-X under the Securities Act, (d) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and (e) separate Subsidiary financial statements, related party disclosures, or any segment reporting or disclosure, including, without limitation, any required by FASB Accounting Standards Codification Topic 280.

“Financing Conditions” means, with respect to the Debt Financing, the conditions precedent expressly set forth or referred to in Exhibit C of the Debt Commitment Letter as in effect on the date hereof.

“Form F-4” means the registration statement on Form F-4 pursuant to which the offer and sale of Parent Common Shares in connection with the First Parent Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto).

“GAAP” means United States generally accepted accounting principles.

“Generative AI Tool” means generative artificial intelligence technology or similar tools capable of autonomously producing content (including in the form of text, images, audio, or video), predictions, recommendations or decisions in response to prompts or other inputs.

“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Hazardous Substance” means any substance presently listed, defined, regulated, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, regulated per- and polyfluoroalkyl substances (PFAS) or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and implemented in Canada through the Accounting Recommendations in the Chartered Professional Accountants of Canada Handbook.

“Indebtedness” means any of the following liabilities or obligations: (a) indebtedness for borrowed money; (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (c) liabilities pursuant to or in connection with letters of credit, banker’s acceptances, bank guarantees or similar items (in each case whether or not drawn, contingent or otherwise); (d) liabilities pursuant to finance leases (as determined in accordance with GAAP); (e) liabilities arising out of interest rate, commodity and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest, commodity prices or currency rates; (f) deferred purchase price of property, equipment or services or liabilities related to past acquisitions, in each case, except for trade payables incurred in the Ordinary Course of Business not overdue by more than 60 days; (g) outstanding payment obligations arising in connection with indemnification, earnouts or any other contingent purchase price or similar payment obligations under Contracts related to past acquisitions (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); and (h) guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking contemplated by the foregoing clauses (a) through (g), in each case including all interest, penalties and other payments due with respect thereto, including indebtedness of others guaranteed by the Company and its Subsidiaries or secured by any Lien or security interest on the assets of the Company and its Subsidiaries.

“Intellectual Property” means all intellectual property, industrial or proprietary rights arising under the Laws of any jurisdiction or existing anywhere in the world, including all rights in or to any of the following:

(a) patents and patent applications and industrial design registrations and applications and invention disclosures, and all continuations, divisionals, continuations-in-part, revisions, supplementary protection certificates, reissues, renewals, extensions, substitutes or reexaminations and patents issuing thereon; (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trade dress, logos, corporate names, trade names, symbols, and other identifiers of origin, in each case, whether or not registered and any and all applications and registrations therefor, including all renewals of the same, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (c) copyrights, copyright registrations and applications, published and unpublished works of authorship (including software, website and mobile content and compilations of information), whether or not copyrightable, copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (d) Internet domain names, uniform resource locators, Internet Protocol addresses, social media accounts or user names (including handles), and other names, identifiers and locators associated with any of the foregoing or other Internet addresses, sites and services; (e) trade secrets, know-how, industrial secrets, inventions, discoveries, ideas, improvements, information, data and databases, algorithms, techniques, processes, schematics, business and other methods, formulae, drawings, specifications, source code, prototypes, models, flow-charts, testing procedures and results, designs, customer lists and supplier lists and other confidential or proprietary business or technical information (“Trade Secrets”); and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means all of the technology devices, computers, mobile or handheld devices, computer systems, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned, used or held for use (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries, and all data stored therein or processed thereby.

“Joint Venture” means Playtex Marketing Corporation, a Delaware corporation.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the individuals listed on Section 8.16(a) of the Parent Disclosure Schedule and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.16(b) of the Company Disclosure Schedules, in each of case (a) and (b), following reasonable inquiry of their respective direct reports who would reasonably be expected to have knowledge of the subject matter of the applicable representation or warranty; provided that, with respect to representations and warranties made by the Company with respect to the Joint Venture, “Knowledge” shall mean the actual knowledge of the individuals listed on Section 8.16(b) of the Company Disclosure Schedules.

“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, adverse Actions and interests, option to purchase, right of first refusal or other encumbrance of any kind or nature whatsoever.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “virus,” “Trojan horse,” “worm,” “spyware,” “ransomware” (as such terms are commonly understood in the software industry) or any other code reasonably capable of having any of the following functions without authorization: disrupting, disabling, erasing, encrypting, harming or otherwise materially adversely affecting the operation or availability of, or access to, IT Assets.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement, notice, stipulation, assessment, determination or indemnity issued, promulgated, made, rendered or entered into by or with any Governmental Entity or Government Official.

“Ordinary Course of Business” means, with respect to an action taken by any Person, the conduct that is: (a) consistent in nature, scope and magnitude with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course normal, day-to-day operations of such Person; and (b) similar in nature, scope and magnitude to actions customarily taken in the ordinary course of normal, day-to-day operations of other Persons of similar size and that operate in the same or similar industries and in the same or similar geographic markets as such Person, but, in each case, giving effect to any adjustments or modifications thereto (regardless of whether consistent with past custom and practice) taken to comply with applicable Law or in response to or as a result of any extraordinary event occurring after the date of this Agreement that was not reasonably foreseeable as of the date of this Agreement and that is outside the control of the Company and its Subsidiaries or Parent and its Affiliates, as applicable, and excluding (x) any conduct that would reasonably be expected to violate applicable Law and (y) any conduct that would, individually or in the aggregate, reasonably be expected to be grossly negligent.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation or charter, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Parent Benefit Plans” means all compensation and/or pension or other benefit plans, programs, policies, practices, contracts, agreements or other arrangements, whether or not in writing and whether or not funded, in each case, including any “employee welfare plan” within the meaning of Section 3(1) of ERISA, any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or agreement (other than any Multiemployer Plan), in each case that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries for the benefit of current or former employees or directors of Parent or its Subsidiaries and are not otherwise required to be sponsored, maintained or contributed to by applicable Law.

“Parent Common Shares” means the common shares of Parent.

“Parent DSU Award” means a deferred share unit award in respect of Parent Common Shares.

“Parent Equity Awards” means Parent Options, Parent RSUs, Parent PSUs and Parent DSU Awards.

“Parent Labor Agreement” means any collective bargaining agreement or other agreement with a labor or trade union, works council or other labor organization that Parent or any of its Subsidiaries is a party to or otherwise bound.

“Parent Material Adverse Effect” means an event, change, fact, condition, occurrence, effect, result or development that, individually or in the aggregate, (x) has, or would reasonably be expected to have, a materially adverse effect on the business, operations, financial or other condition, properties, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement (including the Transactions), but, solely in the case of clause (x), shall not include events, changes, facts, conditions, occurrences, effects, results or developments to the extent relating to or resulting from:

(a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, including trade regulations, trade disputes, restrictions and tariffs (or similar Taxes), or changes in or affecting domestic or foreign interest or exchange rates;

(b) any decline in the market price or trading volume of the Parent Common Shares or any change in the credit rating of Parent or any of its securities (provided, that the events, changes, facts, conditions, occurrences, effects or developments underlying any such decline or change may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof);

(c) changes or developments in the industries in which Parent or its Subsidiaries operate;

(d) changes in Law after the date of this Agreement;

(e) the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Transactions or other transactions contemplated hereby, including the identity of the Company and the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, partnerships, customers or suppliers or Governmental Entities, but only to the extent that such impact was proximately caused by the execution, delivery or performance of this Agreement or the public announcement or pendency or consummation of the Transactions or other transactions contemplated hereby, including the identity of the Company (provided, that the exceptions in this clause (e) shall not apply to the representations or warranties set forth in Section 4.3(d) or in the conditions set forth in Article 6 with respect to such representations and warranties);

(f) performance by Parent or Parent Merger Subs of their express obligations under this Agreement (except for any obligation to operate in the Ordinary Course of Business or similar obligations) or with the prior written consent or at the written direction of the Company;

(g) any act of civil unrest, civil disobedience, war, terrorism, sabotage, military activity or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement (including, in each applicable case, whether physical or cyber), provided, however, that this exclusion shall not apply to cyberattacks, cyber intrusions, or any other cyber incidents that are specifically directed or targeted at Parent or its Subsidiaries;

(h) any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events;

(i) any pandemic, epidemic or disease outbreak or other comparable events;

(j) changes in GAAP, IFRS or other applicable accounting standards after the date of this Agreement; or

(k) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided, that the events, changes, facts, conditions, occurrences, effects or developments underlying any such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof); or

except, with respect to clauses (a), (c), (d), (g), (h), (i) and (j), to the extent the impact thereof materially, disproportionately and adversely affects Parent and its Subsidiaries, taken as a whole, relative to the other participants in the same or similar industries or geographies in which Parent and its Subsidiaries operate, the disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Option” means an option to purchase Parent Common Shares.

“Parent PSU” means a performance share unit award in respect of Parent Common Shares.

“Parent Share Price” means the average of the volume weighted averages of the trading prices of Parent Common Shares on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) on each of the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to the Closing Date.

“Payoff Letter” means, with respect to the Company Credit Agreement and the Company ARS Facility Agreement, a customary payoff letter or such other customary confirmation letter or termination agreement reasonably acceptable to Parent executed by the lenders or other creditors thereunder (or their duly authorized agent or representative) and which states the aggregate amount of outstanding obligations of the Company and its Subsidiaries thereunder as of the date specified in such letter (together with a customary per diem for payment following such date) and the instructions for payment of the same to discharge such obligations, which letter shall also state that, upon receipt from or on behalf of the borrower thereunder of payment of such amount (together with the per diem, to the extent applicable) in cash in immediately available funds, (a) all obligations and liabilities of the Company and its Subsidiaries thereunder, and all obligations of the lenders thereunder (other than those liabilities that expressly survive the termination thereof) shall be satisfied and all guarantees provided by, and all other agreements of, the Company and its Subsidiaries thereunder shall be terminated (to the extent applicable, other than any issued and outstanding letters of credit thereunder for which alternative arrangements may have been agreed), (b) all Liens relating to the equity interests, rights, properties and assets of the Company and its Subsidiaries granted in connection therewith (to the extent applicable, other than any cash collateral or other arrangements to backstop any letters of credit issued and outstanding thereunder that are not terminated at Closing) shall be released and terminated without any further action by the secured parties, and the lenders or other creditors thereunder (or their duly authorized agent or representative) agree to file such documents and instruments as are necessary to evidence such release and/or authorize the Company and its Subsidiaries or Parent or any of its Affiliates (or their respective counsel) to file such documents and instruments as are necessary to evidence such release and (c) provide for delivery to the Company (or their designee) on or promptly following the Closing Date all possessory collateral (if any) in such lenders’ or agent’s possession.

“Permitted Lien” means (a) any Lien for Taxes or governmental assessments, charges or claims of payment not yet due or payable, being contested in good faith or for which adequate accruals or reserves have been established, (b) any Lien that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the Ordinary Course of Business that do not materially detract from the value of or materially interfere with the use of any of the assets, (c) any Lien that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity or (d) any Lien that is deemed to be created by this Agreement or any other document executed in connection herewith.

“Person” means any individual, corporation, partnership, limited liability company, association, estate, trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Information” means any (a) information that identifies or could reasonably be used to identify an individual, household, browser or device or (b) that constitutes, or has the same meaning as, “personal data,” “personal information,” “personally identifiable information,” or the similar or equivalent term defined under applicable Privacy Laws.

“Privacy Laws” means all Laws concerning the privacy, security or processing of personal information or data, and all rules and regulations promulgated thereunder, including the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, data breach notification Laws, state privacy Laws (including the California Consumer Privacy Act), and the European Union General Data Protection Regulation 2016/679/EU (the “GDPR”) and any national Laws implementing the GDPR.

“Process” or “Processing” means any operation or set of operations performed, whether by manual or automated means, on Personal Information or on sets of Personal Information, such as the collection, acquisition, use, access, storage, disclosure, transfer, analysis, deletion or modification of Personal Information.

“Proxy Statement/Prospectus” means the proxy statement relating to the Company Stockholder Meeting, which will be used as a prospectus of Parent with respect to the Parent Common Shares issuable in connection with the First Parent Merger (together with any amendments or supplements thereto).

“Registered” means, with respect to Intellectual Property, issued by, registered with, or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representatives” means, with respect to a Person, such Person’s officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“Required Amount” means the minimum amount sufficient to finance the payments required to be paid by Parent or its Subsidiaries on the Closing Date in connection with the consummation of the Transactions or the other transactions contemplated by this Agreement, including the First Parent Merger, repaying all principal, interest and fees outstanding under the Company Credit Agreement, the Company ARS Facility Agreement and the Redemption and/or Discharge.

“Required Information” means (a) audited consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of stockholders’ equity and of cash flows of the Company and its Subsidiaries, prepared in accordance with GAAP, for the three most recent fiscal years ended at least 60 days prior to the Closing Date (which Parent hereby acknowledges receiving for the fiscal years ended December 31, 2022, December 30, 2023 and December 28, 2024) and the unqualified audit report of the Company’s independent registered public accounting firm related thereto (which Parent hereby acknowledges receiving for the three fiscal years ended December 31, 2022, December 30, 2023 and December 28, 2024) and (b) unaudited consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of stockholders’ equity and of cash flows of the Company and its Subsidiaries, prepared in accordance with GAAP, for each fiscal quarter (other than the fourth fiscal quarter) ended after the date of the most recent balance sheet delivered pursuant to clause (a) above and at least 40 days prior to the Closing Date and for the comparable period of the prior fiscal year, reviewed by the Company’s independent registered public accounting firm, in each case, prepared in a form materially consistent with the applicable requirements of Regulation S-X.

“Sanctioned Country” means any country, region or territory that is the subject of a comprehensive embargo under Export and Sanctions Regulations or Canadian Sanctions Regulations.

“Sanctioned Person” means (a) any Person listed or designated under Sanctions or Canadian Sanctions Regulations, (b) any Person organized or resident in a Sanctioned Country, or (c) any Person owned 50% or more, individually or in the aggregate, directly or indirectly, by, or otherwise owned or controlled by a Person described in clauses (a) and (b), or, with respect to Canadian Sanctions Regulations, controlled as determined in accordance with the control test under Canadian Sanctions Regulations by, any such Person, (d) any government of a Sanctioned Country, and (e) any entity owned or controlled by any such government.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiaries” has the meaning given to it in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiaries” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or other ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or (b) at least a majority of the equity or ownership interests of such other Person, in each case, is directly or indirectly owned or controlled by such first Person or by one or more of its Subsidiaries. For purposes of this Agreement, the Joint Venture shall not be deemed a Subsidiary of the Company; provided that for each instance in Article 5 where the Company agrees to cause its Subsidiaries to take or not take an action, the Joint Venture will be included but only to the extent the Company has the ability to cause such action or inaction to be taken.

“Stock Equivalent Company RSU” means each Company RSU corresponding to a cash deferral invested in a stock equivalent account under a Company Deferral Plan.

“Tax Return” means any return, report, statement, designation or similar filing made or required to be made with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Taxes” means any and all federal, state, provincial territorial or local (in each case, whether U.S. or non-U.S.) taxes or similar duty, fee, charge, levy, tarriff or other like assessment of any kind (together with any and all interest, penalties, additions to tax, inflationary adjustment, and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, branch, capital gains, franchise, windfall or other profits, gross receipts, property, sales, premium, harmonized, use, capital stock, payroll, employment, employment insurance, pension plan premiums, health, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem, value added, goods and services taxes, whether imposed directly or through a collection or withholding mechanism.

“TSX” means the Toronto Stock Exchange.

Section 8.17 Certain Defined Terms. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Adverse Effect on Financing	Section 5.21(d)
Agreement	Preamble
Alternative Financing	Section 5.21(d)
Anti-Corruption Laws	3.8(a)
Canadian Sanctions Regulations	Section 4.9(a)
Cancelled Shares	2.1(c)(ii)
Cash Consideration	2.1(c)(i)
Chosen Courts	8.4
Clearance Date	5.5(a)
Closing	1.2
Closing Date	1.2
Closing Performance Period	5.6(d)
Code	2.2(c)
Common Book-Entry Shares	2.1(c)(i)
Common Certificate	2.1(c)(i)
Company	Preamble

Term	Section
Company 401(k) Plan	5.6(c)
Company Alternative Proposal	5.4(h)
Company Approvals	3.3(c)
Company Articles of Conversion	1.3(b)
Company Balance Sheet Date	3.6
Company Board	Recitals
Company Bonus Plans	5.6(d)
Company Capitalization Date	3.2(a)
Company Change in Law Opinion	Section 6.2(e)
Company Change of Recommendation	5.4(c)
Company Disclosure Schedules	Article 3
Company Holdco	Preamble
Company Holdco Common Stock	3.25
Company Insider	3.11(n)
Company Intervening Event	Section 5.4(j)
Company Intervening Event Notice	5.4(d)
Company Intervening Event Notice Period	5.4(d)
Company Leased Real Property	3.17(a)
Company LLC	1.1(b)
Company Material Contract	3.20(a)
Company Merger	Recitals
Company Merger Articles of Merger	1.3(a)
Company Merger Effective Time	1.3(a)
Company Merger Sub	Preamble
Company Merger Sub Common Stock	3.25
Company Merger Surviving Corporation	1.1(a)
Company Merger Surviving Corporation Common Stock	2.1(a)(iii)
Company Option	2.3(b)
Company Owned Real Property	Section 3.17(b)
Company Parties	Preamble
Company Permits	3.7(b)
Company Preferred Stock	3.2(a)
Company Privacy Requirements	3.15(i)
Company PSU	2.3(d)
Company Real Property	Section 3.17(b)
Company Real Property Lease	3.17(a)
Company Recommendation	3.3(b)
Company SEC Documents	3.4(a)
Company Stockholder Approval	3.19
Company Stockholder Meeting	5.5(c)
Company Superior Proposal	5.4(i)
Company Superior Proposal Notice	5.4(c)
Company Superior Proposal Notice Period	5.4(c)
Company Tax Certificate	5.15(b)
Company Tax Counsel	5.15(b)
Company Tax-Free Opinion	Section 6.2(e)
Company Termination Fee	7.3(a)
Company Top Customer	3.21(a)
Company Top Supplier	3.21(a)
Consents	5.7(a)
Continuing Employee	5.6(a)

Term	Section
Copyrights	8.16
Delisting Period	5.12(a)
Discharge	5.19
DTC	Section 2.2(b)(ii)
End Date	7.1(b)(i)
Enforceability Exceptions	3.3(a)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Expense Reimbursement	7.3(b)
Export and Sanctions Regulations	3.9(a)
FCPA	3.8(a)
Final Offering	2.3(e)
First Parent Merger	Recitals
First Parent Merger Articles of Merger	1.3(c)
First Parent Merger Effective Time	1.3(c)
First Parent Merger Sub	Preamble
First Parent Merger Sub Common Stock	4.16
First Parent Merger Surviving Corporation	1.1(c)
First Parent Merger Surviving Corporation Common Stock	2.1(c)(iii)
Fractional Holdco Shares	Section 2.1(g)(i)
Fractional Share Cash Amount	Section 2.1(g)(i)
Fully Diluted Issued Shares	Section 2.1(c)(iv)
GDPR	8.16
Governmental Entity	3.3(c)
Indemnified Party	5.10(b)
Joint Venture Business	3.28(g)
Laws	3.7(a)
LLC Conversion	Recitals
LLC Conversion Effective Time	1.3(b)
Merger Consideration	2.1(c)(i)
MGCL	Recitals
MLLCA	Recitals
NI 52-109	4.5(a)
Non-U.S. Company Plan	3.11(a)
Non-U.S. Parent Plan	4.11(g)
Original Meeting Date	Section 5.5(d)
Parent	Preamble
Parent 401(k) Plan	5.6(c)
Parent Approvals	4.3(c)
Parent Balance Sheet Date	4.6
Parent Board	Recitals
Parent Capitalization Date	4.2(a)
Parent Change in Law Opinion	6.3(e)
Parent Disclosure Schedules	Article 4
Parent First Preferred Shares	4.2(a)
Parent Insider	4.11(i)
Parent Merger Subs	Preamble
Parent Permits	4.7(b)
Parent Public Documents	4.4(a)
Parent RSU	2.3(c)
Parent SEC Documents	4.4(a)

Term	Section
Parent Second Preferred Shares	Section 4.2(a)
Parent Share Issuance	Recitals
Parent Tax Certificate	5.15(b)
Parent Tax Counsel	5.15(b)
Parent Tax-Free Opinion	6.3(e)
Parties	Preamble
PCAOB	Section 3.5(c)
Permanent Financing	5.21(e)
Permits	3.7(b)
Pre-Closing Bonus Amount	5.6(d)
Proxy Statement/Prospectus Notice	5.5(b)
Qualifying Transaction	7.3(a)(iii)(A)
Redemption	5.19
Remedy Action	5.7(c)
Sanctions	Section 3.9(a)
SDAT	1.3(a)
Second Parent Merger	Recitals
Second Parent Merger Articles of Merger	1.3(d)
Second Parent Merger Effective Time	1.3(d)
Second Parent Merger Sub	Preamble
Second Parent Merger Sub Common Stock	4.16
Second Parent Merger Surviving Corporation	1.1(d)
Share Consideration	2.1(c)(i)
Tax Certificates	5.15(b)
Termination Date	5.1(a)
Trade Secrets	8.16
Trademarks	8.16
Transactions	Recitals
TSX Standard Listing Conditions	Section 5.12(b)
Willful Breach	7.2

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

GILDAN ACTIVEWEAR INC.

By:	/s/ Glenn J. Chamandy
Name: Glenn J. Chamandy
Title: President

GALAXY MERGER SUB 1, INC.

By:	/s/ Glenn J. Chamandy
Name: Glenn J. Chamandy
Title: President

GALAXY MERGER SUB 2, INC.

By:	/s/ Glenn J. Chamandy
Name: Glenn J. Chamandy
Title: President

[Signature Page to Agreement and Plan of Merger]

HANESBRANDS INC.

By:	/s/ Stephen B. Bratspies
Name: Stephen B. Bratspies
Title: President

HELIOS HOLDCO, INC.

By:	/s/ Stephen B. Bratspies
Name: Stephen B. Bratspies
Title: President

HELIOS MERGER SUB, INC.

By:	/s/ Stephen B. Bratspies
Name: Stephen B. Bratspies
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

EXECUTION VERSION

August 13, 2025

Mr. Stephen B. Bratspies

(at the address on file with the Company)

Dear Steve:

This letter (this “Letter Agreement”) memorializes our agreement concerning the terms of your employment with Hanesbrands Inc. (the “Company”) prior to and following the completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger by and among Gildan Activewear Inc. (“Parent”), Galaxy Merger Sub 2, Inc., Galaxy Merger Sub 1, Inc., the Company, Helios Holdco, Inc. and Helios Merger Sub, Inc., dated as of August 13, 2025 (as such may be amended or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”). Except as modified by this Letter Agreement, the terms of the Severance/Change In Control Agreement between you and the Company, dated as of August 3, 2020 (the “Severance Agreement”) remain in full force and effect. If the Merger Agreement is terminated for any reason without completion of the Merger or if your employment with the Company terminates for any reason before the Closing, this Letter Agreement will be null and void ab initio and of no further force or effect. Unless the context otherwise requires, all capitalized terms that are not defined in the Letter Agreement will have the meanings ascribed to such terms in the Merger Agreement.

1. Terms of Employment.

Your employment with the Company will continue through the Closing Date and thereafter, at the election of the Company, for a period not to exceed three months (the period of your employment following the Closing, the “Transition Period” and together with the period of your employment prior thereto, the “Employment Period”). You will continue to serve as the Chief Executive Officer of the Company throughout the duration of the Employment Period. During the Transition Period, you agree to provide strategic advice as related to the orderly integration of the Company following the Merger and other transition services related to financial, business and human capital objectives as may be reasonably requested from time to time by an officer of the Company or an affiliate thereof (including, following the Merger, Parent) as designated by the Company. You acknowledge and agree that you will not have “Good Reason” under the Severance Agreement or under the terms of your outstanding Company Equity Awards, in each case, solely as a result of (a) the completion of the Merger, (b) the assignment of the duties and responsibilities specified above in this Section 1 or (c) the agreed compensation terms set forth in Section 2.

2. Compensation.

During the Employment Period, your base salary and cash incentive opportunity will remain the same as those in effect as of the date hereof, provided, that you will not be eligible for any cash incentive compensation in respect of the 2026 performance year, nor will you be eligible to receive a long-term incentive equity award from the Company or any of its affiliates (including, following the Merger, Parent) in the first quarter of 2026.

3. Preexisting Entitlements.

Except as set forth in Section 4, your termination of employment upon the completion of the Transition Period will be treated as an involuntary termination without Cause pursuant to the Severance Agreement. Accordingly, upon the completion of the Transition Period, you will be entitled to receive the severance payments and benefits set forth in Section 3(b) of the Severance Agreement and all outstanding Company Equity Awards held by you as of such date will be treated consistently therewith. For the avoidance of doubt, any payments pursuant to the Severance Agreement shall be subject to your performance hereunder and your execution and non-revocation of a Separation and Release Agreement in substantially the form attached to the Severance Agreement, provided, that the applicable non-solicitation and non-compete covenants shall apply for a period of twenty-four (24) months following your termination date and the Company shall be deemed to satisfy its obligations under Section 8 of the Separation and Release Agreement by providing written instructions to its executive officers as to the subject matter set forth therein.

4. Early Termination.

Your employment may be terminated by the Company at any time during the Transition Period. Upon termination of your employment for Cause (as defined in the Severance Agreement) or due to your voluntary resignation for any reason prior to the end of the Transition Period, you will forfeit any and all rights to receive compensation or benefits pursuant to the terms of this Letter Agreement.

5. Miscellaneous.

This Letter Agreement will be governed and construed in accordance with the laws of the State of North Carolina, without regard to conflict of laws principles thereof. This Letter Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives. You agree that the Company may unilaterally, and without any required notice or consent, transfer, assign or delegate to any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise and, including, following the Merger, Parent) to all or substantially all of the business and/or assets of the Company any of the Company’s rights, obligations or duties under this Letter Agreement.

This Letter Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and except for the Severance Agreement, which is incorporated herein by reference, supersedes all prior agreements, term sheets, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter.

Any notices given under this Letter Agreement (a) by the Company to you will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to you at the address most recently on file with the Company as of the date of such notice or (b) by you to the Company will be in writing and will be given by hand delivery or by registered or certified mail, return receipt requested, postage prepaid, addressed to the General Counsel of the Company at the Company’s corporate headquarters. The headings of this Letter Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Letter Agreement. This Letter Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If this Letter Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

HANESBRANDS INC.

By:	/s/ Virginia A. Piekarski

Name:	Virginia A. Piekarski
Title:	Vice President & Interim Chief
Legal Officer

[Signature Page to Letter Agreement – S. Bratspies]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of the Letter Agreement:

/s/ Stephen B. Bratspies
Name: Stephen B. Bratspies
Date: August 13, 2025

[Signature Page to Letter Agreement – S. Bratspies]

Exhibit 99.1

Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

HBI-GIL All Associate Letter from Steve

To:   All Associates—Global

From:   Steve Bratspies

Date:  August 13, 2025

RE:    HanesBrands Combining with Gildan

Dear Associates,

I’m reaching out directly with the news that HanesBrands has reached an agreement to be acquired by Gildan Activewear Inc. The Board and I are excited about bringing together the HanesBrands and Gildan businesses, creating a combined company that is better positioned for long-term success with a stronger financial and operating foundation, a broader global platform and new opportunities for growth. You can read more about this next step in our company’s journey here [LINK].

In recent years, this team has made substantial progress to strengthen our business, delivering consumer-centric innovation that is driving market share gains and retail space expansion that is attracting younger consumers to our portfolio of brands, including Hanes, Bali and Playtex. We focused our business through the sale of Champion, successfully simplified our supply chain and optimized our manufacturing processes. All of this while working to address a range of headwinds, both category-specific and macroeconomic, that have tested the resilience of our company. Our team has faced opportunities and challenges with determination, and I’m incredibly proud of how far we’ve come. We’re confident the combination with Gildan is the right next step for HanesBrands and will be a positive catalyst to take us to the next level.

For those of you not familiar with Gildan, it is one of the world’s largest manufacturers of everyday apparel, spanning activewear, underwear, socks, and legwear. Its products are sold in North America, Europe, Asia-Pacific, and Latin America, primarily in blank or undecorated form to wholesale distributors, screenprinters or embellishers, as well as to retailers and directly to consumers, largely through e-commerce platforms. Additionally, Gildan manufactures and sells to select leading global athletic and lifestyle consumer brand companies who distribute these products through their own retail channels. Gildan is also home to its namesake brand and others including Peds, Comfort Colors and GOLDTOE.

Our two businesses are highly complementary and combining with Gildan is truly a case of 1+1=3. In bringing the two companies together, we will join our leading brand portfolio, innovation capabilities and go-to-market expertise with Gildan’s branded and blanks businesses and create the ability to leverage the manufacturing expertise of each company. As part of Gildan, HanesBrands will be optimally positioned to continue growing, innovating for our customers and consumers and extending our reach across channels and geographies.

As we’ve gotten to know the Gildan team more deeply through this process, it’s clear our two companies share people-first cultures in addition to a commitment to ethical and sustainable manufacturing processes. Gildan has great respect for the business our team has built at HanesBrands and recognizes the value of not only our iconic brands, but also our operations and our people. To that end, they look forward to welcoming our team and working together to capitalize on exciting opportunities ahead.

I look forward to continuing to lead HanesBrands until the transaction is completed. After the close, Glenn Chamandy, who currently serves as Gildan’s CEO, will lead the combined company. The combined company’s headquarters will remain in Montréal, Canada, and Gildan is committed to maintaining a strong presence in Winston-Salem. Once the transaction is complete, Gildan has indicated it plans to conduct a strategic review of our Australia business that may include a sale of the business or some other alternative. They are focused on positioning the business for long-term success as they evaluate options.

I recognize today’s news brings more change, but I want to emphasize that this announcement is just the first step toward coming together with Gildan and it remains business as usual for all of us for now. We expect the transaction to close in late 2025 or early 2026, subject to HanesBrands shareholder approval and other customary closing conditions. Until that time, HanesBrands will continue to operate separately from Gildan and our priorities remain the same. Put simply, you should not expect any near-term impact to your day-to-day responsibilities, and we should all remain focused on executing and serving our customers and consumers.

I will host a virtual town hall at 4:00 PM EDT this afternoon to share additional thoughts on the transaction and will do my best to answer some of your questions then. We will host Glenn for a town hall on Monday, August 18th. Please keep an eye out for meeting planners for both of these town halls. We are committed to being transparent in our communications with you as we move forward toward completing this transaction.

Thank you for your continued focus and dedication to HanesBrands and continuing to build on the Company’s long legacy in this next phase.

Sincerely,

Steve

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Exhibit 99.2

Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

HBI-GIL HanesBrands Australia Associate Letter from Steve

To:    HanesBrands Australia Associates

From: Steve Bratspies

Date:   August 13, 2025

RE:  HanesBrands Australia Update

Dear Associates,

As a follow up to my earlier email to all HanesBrands associates about the transaction with Gildan Activewear, I wanted to reach out with more detail on Gildan’s plans to initiate a review of strategic alternatives for the Australia business.

First, I want to reiterate that this team has done an outstanding job in strengthening and growing the business, even while navigating challenges. You have delivered great innovation and strong brand building. The team has created new categories behind our absorbency product. We’ve driven enhanced in-stocks within retail as well as effective assortment management. I’m incredibly proud of the efforts throughout our Australia business along with the work being done more broadly across the Company.

What we know from our discussions with Gildan leading up to today’s announcement is that they have determined they may not be the best long-term fit to take our Australia business to the next level. They did a deep dive on the business and, while they recognize that HanesBrands Australia is the leader in men’s underwear and intimate apparel in the region, they also understand their strength lies in manufacturing and wholesale versus direct-to-consumer. As I shared in my earlier note to all associates, Gildan has communicated to our leadership team that they are focused on positioning the business for long-term success as they evaluate options.

Please keep in mind that the transaction was just announced, and we expect it to be completed in late 2025 or early 2026. There is no timeline that has been set for the strategic review of alternatives after closing. Importantly, nothing is changing today. We are continuing to operate separately from Gildan until the transaction is completed and we are all continuing to execute our various ongoing initiatives.

We are committed to being transparent with you as we move forward and will communicate additional information as we have news to share. In addition to today’s all associate town hall where you can hear from me live and have an opportunity to ask any questions, Tanya will also be hosting an Australia-specific briefing. Please be on the lookout for an invitation to that.

Thanks for all your work and dedication to HanesBrands.

Sincerely,

Steve

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Exhibit 99.3

Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

HBI-GIL Associate FAQ

1.	What was announced?

•

HanesBrands announced an agreement for the Company to be acquired by Gildan in a transaction that implies an equity value of approximately $2.2 billion and an enterprise value of approximately $4.4 billion.

•	Under the terms of the agreement, HanesBrands shareholders will receive 0.102 common shares of Gildan and $0.80 in cash for each share of HanesBrands common stock.

•

Based on the closing price of Gildan and HanesBrands common stock on August 11, 2025, the offer implies a value of $6.00 per HanesBrands share, representing a premium of approximately 24% to HanesBrands’ closing price on such date.

•

Upon closing, HanesBrands’ shareholders will own ~19.9% of Gildan shares on a non-diluted basis, providing HanesBrands shareholders the ability to participate in the combined entity’s expected growth opportunities and synergies.

•	For HanesBrands shareholders, the transaction delivers certain and compelling value, both through immediate cash consideration and the potential to benefit from the upside of the combined company.

•

The HanesBrands Board is confident the combination with Gildan will be a positive catalyst to take the Company to the next level, and we look forward to opening new doors for growth and impact as part of Gildan.

2.	Why Gildan?

•	Gildan is one of the world’s largest manufacturers of everyday apparel, spanning activewear, underwear, socks, and legwear.

•

Its products are sold in North America, Europe, Asia-Pacific and Latin America, primarily in blank or undecorated form to wholesale distributors, screenprinters, or embellishers, as well as to retailers and directly to consumers, primarily through e-commerce platforms.

•	Additionally, Gildan manufactures and sells to select leading global athletic and lifestyle consumer brand companies who distribute these products through their own retail channels.

•	Gildan is also home to its namesake brand and others including Peds, Comfort Colors and GOLDTOE.

•	Our two companies share people-first cultures in addition to a commitment to ethical and sustainable manufacturing processes.

•	Gildan has great respect for the business our team has built at HanesBrands and recognizes the value of not only our iconic brands, but also our operations and our people.

3.	What are the benefits of this transaction?

•

Joining the HanesBrands and Gildan businesses will create a combined company that is better positioned for long-term success with a stronger financial and operating foundation, a broader global platform and new opportunities for growth.

•

This transaction will combine the companies’ respective manufacturing expertise and bring together HanesBrands’ portfolio of leading brands, including Hanes, Bali and Playtex, and go-to-market capabilities with Gildan’s branded and value-driven blanks businesses.

•	As part of Gildan, HanesBrands will be optimally positioned to continue innovating for our customers and consumers and extending our reach across channels and geographies.

•

The HanesBrand Board is confident the combination with Gildan will be a positive catalyst to take the Company to the next level, and we look forward to opening new doors for growth and impact as part of Gildan.

•	For shareholders, the transaction delivers certain and compelling value, both through immediate cash consideration and the potential to benefit from the upside of the combined company.

4.	When is the transaction expected to close?

•

The transaction is expected to close in late 2025 or early 2026, subject to Hanesbrands shareholder approval and other customary closing conditions, including regulatory approvals, and the Gildan common shares to be issued pursuant to the merger agreement being approved for listing on the New York Stock Exchange and the Toronto Stock Exchange.

5.	What does this mean for associates? How will my job be impacted with this transaction?

•	Until the transaction closes, it is business as usual. There are no changes to our priorities and we should all remain focused on our day-to-day responsibilities.

•	HanesBrands and Gildan will be establishing a team to develop a detailed and thoughtful integration plan to bring our companies together and make the post-closing transition as smooth as possible.

•	We are committed to being transparent and sharing updates as we are able to do so.

6.	How do the companies’ cultures compare?

•	Both HanesBrands and Gildan share people-first cultures and a commitment to quality, innovation and excellence.

•	Further, both companies are committed to ethical and sustainable manufacturing processes.

•	We have great respect for Gildan’s manufacturing strength and long track record of success, and we look forward to this combination opening new doors for growth and impact.

•	We are confident that Gildan is the right long-term home for HanesBrands.

7.	Who will run the combined company?

•	After the close of the transaction, Glenn Chamandy, who currently serves as Gildan’s CEO, will lead the combined company.

•	We are only at the beginning of the process to complete the transaction with Gildan and there are many decisions still to be made in how the two companies will come together.

•	We are committed to being transparent and sharing updates as we are able to do so.

8.	What will be the name of the combined company? What will happen with the HanesBrands branding?

•	Upon closing, the combined company will operate under the Gildan name.

•	The name under which the combined company operates is not expected to have any impact on our product brands, which are iconic and market-leading.

9.	What will happen to HanesBrands’ facilities and offices around the world?

•	Until the transaction is completed, it is business as usual. Our priorities remain the same and HanesBrands will continue to operate separately from Gildan.

•	As you may expect, as we navigate how to best bring HanesBrands and Gildan together, there may be some operational or organizational changes following the close of the acquisition.

•	Beyond Gildan’s planned review of strategic alternatives for HanesBrands’ Australia business, Gildan also plans to review network, distribution and logistics opportunities across the combined company.

•	However, we are only at the beginning of the process to complete the transaction with Gildan and there are many decisions still to be made in how the two companies will come together.

•	We are committed to being transparent and sharing updates as we are able to do so.

10.	Where will the combined company be headquartered? Where will it operate?

•	The combined company’s headquarters will remain in Montréal, Quebec and Gildan is committed to maintaining a strong presence in Winston-Salem.

•	We are only at the beginning of this process. More information will be shared in the coming months as we continue to move through the process.

11.	Will there be any changes to our reporting or organizational structure as a result of this announcement?

•	Please keep in mind that there are still many decisions to be made, and the transaction is not expected to be completed until late 2025 or early 2026.

•	In the interim, it remains business as usual and there are no changes to the way we operate.

•	As you may expect, as we navigate how to best bring HanesBrands and Gildan together, there may be some operational or organizational changes following the close of the acquisition.

•	We are committed to conducting a thoughtful integration planning process and will continue to keep you updated as appropriate, including with regard to reporting relationships.

12.	Will there be layoffs? What other changes will be made?

•

This transaction is about positioning the combined company for long-term success, and we expect there will be opportunities for many of our associates around the world as part of a larger company and Gildan is committed to maintaining a strong presence in Winston-Salem.

•	As you may expect, as we navigate how to best bring HanesBrands and Gildan together, there may be some operational or organizational changes following the close of the acquisition.

•	Of course, as with any merger of this type, we expect there may be some overlap and redundancies.

•	However, we are only at the beginning of the process to complete the transaction with Gildan and there are many decisions still to be made in how the two companies will come together.

•	We are committed to conducting a thoughtful integration planning process and will continue to keep you updated as appropriate, including regarding staffing levels and roles and responsibilities.

13.	When will I know if I will still have a job following the close? What will HanesBrands do to assist any affected associates?

•	This transaction is about positioning the combined company for long-term success, and we expect there will be opportunities for many of our associates around the world as part of a larger company.

•	Please keep in mind that there are still many decisions to be made, and the transaction is not expected to be completed until late 2025 or early 2026.

•	To the extent any changes in staffing levels are expected, we will communicate with you.

•	While we don’t yet have all the answers, we are committed to being transparent and keeping you informed as we have updates to share.

14.	Will there be any changes to salaries, benefits or compensation as a result of the transaction?

•	Until the transaction closes, we will continue to operate under our current compensation and benefit programs.

•

After the completion of the transaction, and subject to local laws and collective agreements which remain in effect and enforceable notwithstanding the transaction, Gildan has committed to providing salaries, bonus targets and certain benefits that are no less than what associates currently earn for at least six months to all continuing associates.

•	If your employment is terminated by Gildan within one year following close, you will be eligible to receive the same severance protections that were applicable to you prior to close.

If you have further questions, please follow up with your HR business partner.

15.	Will Gildan honor my current tenure/years of service?

•	Yes.

16.	Are we hiring? Does this announcement impact the interview process?

•	Given the current macroeconomic environment and the impact tariffs are having on our business, we have been prudent with our hiring efforts.

•	At this time, we plan to continue our current practices and will be managing our business accordingly.

17.	Are offers to candidates to join HanesBrands still valid?

•	Yes.

18.	Does this announcement change our hybrid work policy? What is Gildan’s policy on remote work?

•	Our hybrid policy remains in place until the transaction is complete.

•	We will share more information about Gildan’s policy ahead of closing.

19.	Will my HanesBrands email address / phone number / contact information change?

•	Until the transaction closes, it is business as usual at HanesBrands and your contact information will remain the same.

20.	I’m in the midst of finalizing a contract with a supplier / partner on a new project. Can I move forward?

•	It is business as usual, and we should follow our normal approval process.

•	If you have any specific questions, please reach out to your manager.

21.	I’ve been soliciting vendor / partner proposals for a new project, should I continue to do so?

•	It is business as usual, and we should follow our normal approval process.

•	If you have any specific questions, please reach out to your manager.

22.	What does this mean for our current projects / projects scheduled to start in Q3 2025 and beyond?

•	It is business as usual until the transaction is complete.

•	If there are any changes in plans to specific projects, we will inform those teams, as appropriate

•	In the meantime, if you have any specific questions, please reach out to your manager.

23.	Gildan has stated that it intends to evaluate strategic alternatives for HanesBrands’ Australia business. Are there more details to share regarding their plans?

•	Yes. Gildan has determined that it intends to initiate a review of strategic alternatives for our Australia business after the transaction is completed.

•	Gildan is focused on positioning the business for long-term success as they evaluate options.

•	We are committed to being transparent and sharing updates as we are able to do so.

24.	How long will a review of strategic alternatives for HanesBrands’ Australia business take? When do you expect a decision will be made?

•	Please keep in mind that the transaction between HanesBrands and Gildan is not expected to be completed until late 2025 or early 2026.

•	In the interim, it remains business as usual and there are no changes to the way we operate.

•	After the transaction is completed, Gildan has determined that it intends to initiate a review of strategic alternatives for our Australia business.

•	There is no timeline for the strategic review that has been set and there is no assurance that a sale may be reached following the strategic review.

•	We are committed to being transparent and sharing updates as we are able to do so.

25.	Will HanesBrands still be a public company after the transaction is complete?

•	HanesBrands will not be a standalone public company after the transaction is completed and its common stock will no longer be publicly traded.

•	While HanesBrands stock will stop trading publicly upon completion of the transaction, we will be a part of Gildan, which is a publicly traded company.

26.	What will happen to the HanesBrands common stock I own? Can I still trade?

•	At the close of the transaction, all HanesBrands shareholders will receive 0.102 common shares of Gildan and $0.80 in cash for each share of HanesBrands common stock.

•	Decisions to buy or sell HanesBrands common stock continue to be subject to our existing company policies.

27.	What will happen to my HanesBrands equity at closing?

•	HanesBrands RSUs and PSUs will be converted to Gildan RSUs.

•	Associates who hold HanesBrands stock at the closing of the transaction will be eligible for the same cash and Gildan stock consideration as other HanesBrands shareholders.

•	HanesBrands will not be a standalone public company after the transaction is completed and its common stock will no longer be publicly traded or listed on any public stock exchange.

28.	What should I tell customers and partners/suppliers that ask me about the transaction?

•	It is important to emphasize that it remains business as usual at HanesBrands and we look forward to working with them like we always have.

29.	Can I post about the transaction on social media?

•

You are a representative of HanesBrands and your words could be viewed as the Company’s. While you can retweet or share the approved posts from HanesBrands corporate social channels, please do not voice your own opinions or use any unapproved language on social media.

•	If you have any questions about what content you can share on social media, please reach out to Jonathan Binder at Jonathan.Binder@hanes.com.

30.	Can we talk to associates from Gildan about the combination?

•	No.

•	Until the transaction closes, which we expect to occur late 2025 or early 2026, HanesBrands and Gildan will continue to operate independently, and it remains business as usual for both companies.

•	Associates from each company should refrain from contacting each other to discuss the combination outside of the official integration workstream.

31.	What if I am approached by the media, analysts or investors?

•	Please forward any media inquiries you receive to Jonathan Binder at Jonathan.Binder@hanes.com.

•	Please forward any analyst or investor inquiries you receive to T.C. Robillard at tc.robillard@hanes.com.

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS,

GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Exhibit 99.4

Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

HBI-GIL Customer Letter

To:	[INSERT CUSTOMER]
From:	[NAME]
Date:	August 13, 2025
RE:	HanesBrands Combining with Gildan

Dear [Valued Customer / INSERT],

As you are a critical partner, I’m reaching out directly with the news that HanesBrands has reached an agreement to be acquired by Gildan Activewear Inc. This announcement marks an exciting next chapter for us, and I want to take this opportunity to provide some more context on what it means for you.

You may be familiar with Gildan, one of the world’s largest manufacturers of everyday apparel, spanning activewear, underwear, socks, and legwear. It primarily sells products in blank or undecorated form to wholesale distributors, screenprinters, or embellishers, as well as to retailers and directly to consumers, largely through e-commerce platforms. Additionally, Gildan sells to select leading global athletic and lifestyle consumer brand companies who distribute these products through their own retail channels. Gildan is also home to its namesake brand and others including Peds, Comfort Colors and GOLDTOE.

In bringing our two complementary businesses together, we will join HanesBrands’ portfolio of leading brands, including Hanes, Bali and Playtex, innovation capabilities and go-to-market expertise with Gildan’s branded and blanks businesses and create the ability to leverage the manufacturing expertise of each company. We are confident that as part of Gildan, HanesBrands will be positioned to further grow and strengthen our business and deliver consumer-centric innovation that meets your needs and the demand of consumers, while extending our reach across channels and geographies. In taking HanesBrands to the next level through this transaction, we believe we will be an even better partner to you.

In terms of next steps, we expect the transaction to close in late 2025 or early 2026, subject to the receipt of required regulatory approvals and other customary closing conditions. Until that time, HanesBrands will continue to operate separately from Gildan and our priorities remain the same.

Importantly, there are no changes in how we work with you today. We will continue to serve you as we always have, and there will be no changes to your contract or orders as a result of this announcement.

We value your partnership and look forward to continuing to work together during this next chapter. If you have any questions, please reach out to your usual company contact.

Thank you for your continued partnership and support.

Best,

[INSERT]

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Exhibit 99.5

Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

HBI-GIL Supplier Letter

To:	[INSERT SUPPLIER]
From:	[NAME]
Date:	August 13, 2025
RE:	HanesBrands Combining with Gildan

Dear [Valued Partner / INSERT],

As you are a critical partner, I’m reaching out directly with the news that HanesBrands has reached an agreement to be acquired by Gildan Activewear Inc. This announcement marks an exciting next chapter for us, and I want to take this opportunity to provide some more context on what it means for you.

You are likely familiar with Gildan, one of the world’s largest manufacturers of everyday apparel, spanning activewear, underwear, socks, and legwear. It primarily sells blank or undecorated form to wholesale distributors, screenprinters, or embellishers, as well as to retailers and directly to consumers, largely through e-commerce platforms. Additionally, Gildan manufactures and sells to select leading global athletic and lifestyle consumer brand companies who distribute these products through their own retail channels. Gildan is also home to its namesake brand and others including Peds, Comfort Colors and GOLDTOE.

In bringing our two complementary businesses together, we will join HanesBrands’ portfolio of leading brands, including Hanes, Bali and Playtex, innovation capabilities and go-to-market expertise with Gildan’s branded and blanks businesses and create the ability to leverage the manufacturing expertise of each company. We are confident that as part of Gildan, HanesBrands will be positioned to further grow and strengthen our business and, with the continued support of our partners, deliver consumer-centric innovation that meets the needs of our customers and consumers, while extending our reach across channels and geographies. In taking HanesBrands to the next level through this transaction, we believe we will be an even better partner to you.

In terms of next steps, we expect the transaction to close in late 2025 or early 2026, subject to the receipt of required regulatory approvals and other customary closing conditions. Until that time, HanesBrands will continue to operate separately from Gildan and our priorities remain the same.

Importantly, there are no changes in how we work with you today. We will continue to partner with you as we always have, and there will be no changes to your contract or orders as a result of this announcement.

If you have any questions, please reach out to your usual company contact.

Thank you for your continued partnership and support.

Best,

[INSERT]

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Filed by HanesBrands Inc. Exhibit 99.6 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: HanesBrands Inc. Commission File No.: 001-32891 Date: August 13, 2025 Gildan and HanesBrands Agree to Combine To Create a Global Basic Apparel Leader August 13, 2025 1

FORWARD-LOOKING STATEMENTS AND INFORMATION In this Presentation, references to “Gildan” refer to Gildan Activewear Inc., and, where applicable, together with its subsidiaries, and references to “HanesBrands” refer to HanesBrands Inc. and, where applicable, together its subsidiaries. Certain statements included in this presentation constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). FLI is included in this presentation to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements include, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s three-year outlook (2026-2028) reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted EPS and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transactionand the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any statements contained in this presentation that are not statements of historical fact, including statements about Gildan’s beliefs and expectations, are forward-looking statements and should be evaluated as such. The combined and pro forma financial information included in this presentation does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period. See “Presentation of Financial Information” below. We refer you to public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (the “SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, for a discussion of the various factors that may affect Gildan’s, HanesBrands’ and/or the combined business’ future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this presentation. FLI is inherently uncertain, and the results or events expressed or implied in such FLI may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such FLI, include, but are not limited to, those discussed and identified in public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities and the following: the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; the success of integration plans and the time required to successfully integrate the combined business; the focus of management time and attention on the transaction and other potential disruptions arising from the transaction; potential undisclosed liabilities not identified during the due diligence process; the accuracy of the combined and pro forma financial information of the combined business; and the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing. In addition, the following risks apply to Gildan and are expected to apply to the combined business following closing of the transaction; changes in general economic, financial or geopolitical conditions globally or in one or more of the markets Gildan serves; Gildan’s ability to implement its growth strategies and plans, including its ability to bring projected capacity expansion online; the intensity of competitive activity and Gildan’s ability to compete effectively; Gildan’s reliance on a small number of significant customers, including our largest distributor; the fact that our customers do not commit to minimum quantity purchases; Gildan’s ability to anticipate, identify, or react to changes in consumer preferences and trends; Gildan’s ability to manage production and inventory levels effectively in relation to changes in customer demand; fluctuations and volatility in the prices of raw materials and energy-related inputs, from current levels, used to manufacture and transport our products; Gildan’s reliance on key suppliers and Gildan’s ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods; the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which Gildan operates or sell to, or from which Gildan sources production; disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labor disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events; compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which Gildan operates; the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that Gildan is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder; the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration through a series of Executive Orders, and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries; elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits; factors or circumstances that could increase Gildan’s effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties; changes to and failure to comply with consumer product safety laws and regulations; changes in Gildan’s relationship with its employees or changes to domestic and foreign employment laws and regulations; Gildan’s reliance on key management and its ability to attract and/or retain key personnel; negative publicity as a result of actual, alleged, or perceived violations of human rights, labor and environmental laws or international labor standards, or unethical labor or other business practices by Gildan or one of its third-party contractors; Gildan’s ability to protect our intellectual property rights; operational problems with our information systems or those of Gildan’s service providers as a result of system failures, viruses, security and cybersecurity breaches, disasters, and disruptions due to system upgrades or the integration of systems; an actual or perceived breach of data security; rapid developments in artificial intelligence; changes in accounting policies and estimates; and exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. These factors may cause Gildan’s and/or HanesBrands’, as applicable, actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such FLI. The three-year outlook for the 2026-2028 period contained in this presentation is based on, among other things, the assumptions underlying Gildan’s current three-year outlook (for the 2025-2027 period) as described in Gildan’s fiscal 2024 earnings press release dated February 19, 2025 and in Gildan’s Q2 2025 earnings press release dated July 31, 2025 (the “Q2 2025 Earnings Release”), as well as the following additional assumptions: low single-digit annual net sales growth for HanesBrands during such period; the closing of the announced HanesBrands acquisition before the end of the first quarter of 2026; the successful integration of the acquired business into Gildan’s existing operations; the realization in full and within the projected timeframe of the expected run-rate synergies and other benefits anticipated from the acquisition; the refinancing of HanesBrands’ existing debt within the expected timeframe and on expected market terms; and the resumption of share buybacks under normal course issuer bid programs by Gildan upon return to the midpoint of Gildan’s targeted 1.5x to 2.5x pro forma net debt to adjusted EBITDA leverage ratio. There can be no assurance that the expectations represented by our FLI will prove to be correct. The purpose of the FLI is to provide the reader with a description of Gildan’s or HanesBrands’ management’s expectations regarding Gildan’s or HanesBrands’ future financial performance, as applicable, and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the FLI contained in this presentation are made as of August 13, 2025, and we do not undertake any obligation to update publicly or to revise any of the included FLI, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The FLI contained in this presentation are expressly qualified by this cautionary statement. 2

PRESENTATION OF FINANCIAL INFORMATION All dollar amounts set forth herein are expressed in U.S. dollars. Gildan’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and HanesBrands’ financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). IFRS differs in certain material respects from U.S. GAAP. See “Presentation of Financial Information”. Combined and pro forma financial information presented in this presentation are based on the summation of Gildan’s financial information for the LTM period ended June 29, 2025 combined with HanesBrands’ financial information for the LTM period ended June 28, 2025, before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands’ debt and without any pro forma adjustments. See “Presentation of Financial Information” in the Appendix “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation. NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS This presentation includes references to certain non-GAAP financial measures and non-GAAP ratios, as well as certain combined and pro forma financial information. These measures do not have any standardized meanings prescribed under IFRS or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or U.S. GAAP. We refer you to sections 16.0 of Gildan’s management discussion and analysis (MD&A) for the year ended December 29, 2024 and section 15.0 of Gildan’s interim MD&A for the quarter ended June 29, 2025, each entitled “Definition and reconciliation of non-GAAP financial measures,” as well as HanesBrands’ public filings with the SEC for additional information on non-GAAP financial measures and non-GAAP ratios used by Gildan and HanesBrands. Please refer to the Appendix “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation for additional information on certain of the non-GAAP measures and non-GAAP ratios used in this presentation. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, we have not verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates, which are derived from its review of internal sources as well as independent sources. While we are not aware of any misstatements regarding the industry and market data presented in this presentation, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under “Forward-Looking Statements”. This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but we will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT Gildan will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HanesBrands, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at https://gildancorp.com/en/investors/, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION OF PROXIES This presentation is not a solicitation of proxies in connection with the transaction. However, under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Report on Form 40-F filed with the SEC and applicable on February 19, 2025, available on its website at https://gildancorp.com/en/investors/ and at www.sedar.ca and www.sec.gov. Information regarding HanesBrands' directors and executive officers is available in HanesBrands' proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 --Election of Directors,” “Compensation Discussion and Analysis --Executive Compensation,” “Corporate Governance --Director Compensation” and “Ownership of Our Stock --Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands' directors and executive officers have changed since the amounts described in HanesBrands' 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. 3

Today's Presenters

Glenn Chamandy

President,
Chief Executive Officer

GILDAN

Stephen Bratspies

Chief Executive Officer

HBI
HANESBRANDS INC.

Luca Barile

Executive Vice-President,
Chief Financial Officer

GILDAN

Jessy Hayem

Senior Vice-President,
Head of IR and Global
Communications

GILDAN

4

Today’s Presenters Luca Barile Glenn Chamandy Stephen Bratspies Jessy Hayem Executive Vice-President, President, Chief Executive Officer Senior Vice-President, Chief Financial Officer Chief Executive Officer Head of IR and Global Communications 4

GILDAN

+

HBI
HANESBRANDS INC.

Global leader and scaled manufacturer of iconic innerwear brands rooted in tradition and unrivaled retail presence

5

Global leader in everyday basic apparel, Global leader and scaled manufacturer with a state-of-the-art, vertically of iconic innerwear brands rooted in integrated manufacturing network tradition and unrivaled retail presence Combination expands Gildan’s scale, increasing the strength of our basic apparel business 5 5

Transaction Overview • Gildan to acquire all outstanding shares of HanesBrands for 0.102x Gildan shares and $0.80 cash per HanesBrands share 1 • Implied value of $6.00 per HanesBrands share, representing an implied premium of ~24% Transaction Terms 2 3,4,5,6 • Total enterprise value of $4.4B , implying an 8.9x LTM adjusted EBITDA multiple, or 6.3x on a fully synergized basis • Upon closing, HanesBrands shareholders will own ~19.9% of Gildan shares on a non-diluted basis 7 5,6,8 • LTM pro forma revenue of $6.9B; LTM pro forma adjusted EBITDA ~$1.6B including expected run-rate cost synergies of $200M • Expects to realize at least $200M of annual run-rate cost synergies within 3 years of closing, with immediate accretion to adjusted 6, 8, 9, 10 diluted EPS and 20%+ accretive to adjusted diluted EPS pro forma for expected run-rate cost synergies , with ~$50M to be Financial Highlights realized in 2026, ~$100M in 2027 and ~$50M in 2028 6, 8, 9, 10 • Gildan’s adjusted diluted EPS CAGR over the next three years to be in the low 20% range starting from the midpoint of Gildan’s 2025 adjusted diluted EPS guidance • Obtained $2.3B of committed transaction financing and expects to refinance HanesBrands’ existing debt • Gildan expects to obtain investment grade ratings from S&P, Moody’s and Fitch and remains committed to maintaining an investment grade profile in the future Financing 6,9,11,12 • Expected closing net debt leverage ratio of 2.6x ; expected net debt leverage ratio of <2.0x within 12 to 18 months post 6, 9, 12 closing, in-line with stated long-term target net debt leverage ratio of 1.5x – 2.5x • Unanimously approved by the Board of Directors of both Gildan and HanesBrands Timing and 9, 13 • Transaction is expected to close in late 2025 or early 2026 Closing Conditions 9 • Gildan intends to initiate a review of strategic alternatives for the HanesBrands Australia business (“HAA”) post-closing 1. Based on Gildan’s and HanesBrands’ closing share price on the NYSE on August 11, 2025 8. Shown on an IFRS basis in accordance with Gildan reporting standards 2. Enterprise value calculated as fully diluted equity value, plus financial debt, plus underfunded pension liabilities, less cash and equivalents 9. See “Forward-Looking Statements and Information” at the beginning of this Presentation 3. Based on HanesBrands adjusted EBITDA as defined in Appendix Definition of Non-GAAP and Other Financial Measures at the end of this Presentation 10. Gildan’s adjusted Diluted EPS and GAAP diluted EPS for the year ended December 29, 2024 were $3.00 and $2.46, respectively 4. Includes $200M of expected run-rate cost synergies 11. Assumes closing at 2025 year-end; Gildan share buybacks to be paused until its net debt to adjusted EBITDA ratio approximates the midpoint of its 5. Represents the trailing twelve-month period ended June 29, 2025 target leverage framework of 1.5-2.5x net debt to adjusted EBITDA; Gildan expects to resume share buybacks upon return to ≤2.0x net debt leverage 6. This is a non-GAAP measure or ratio. See “Non-GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix 12. As at December 29, 2024, the Company had a net debt leverage ratio of 1.9x net debt to trailing twelve months adjusted EBITDA “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation 13. Subject to customary closing conditions and regulatory approvals, including approval by HanesBrands shareholders 7. Pro forma net sales reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP 6

Strengthening our Business Through Scale, Efficiencies, Innovation & Sustainability

GILDAN

HBI HANESBRANDS INC.

- #1 Player in U.S. Innerwear
- Manufacturing Footprint in Central America, Caribbean Basin, Asia
- Strong Retail Presence and Capabilities
- Portfolio of Iconic Heritage Brands Led by Hanes

7

Strengthening our Business Through Scale, Efficiencies, Innovation & Sustainability Leading Player in Activewear #1 Player in U.S. Innerwear üü Manufacturing Footprint in State-of-the Art Low-Cost üü Central America, Caribbean Basin, Asia Vertically Integrated Manufacturing Platform Strong Presence in Wholesale Markets Strong Retail Presence and Capabilities üü Strong Innovation Capabilities From Portfolio of Iconic Heritage üü Yarn Spinning to End Product Brands Led by Hanes Combining complementary strengths to create a global basic apparel leader 7

Review of Strategic Alternatives to be Initiated

Innerwear

Hanes
#1 Innerwear Brand in the U.S.[1]
#1 in Men's Underwear[1]

~125 Year
Brand Heritage

9 of 10
U.S. Households Own Hanes Products[2]

Most Widely Recognized
Apparel Brand in the U.S.[2]

Hanes, BALI, MAIDENFORM, Playtex, WonderBra

Australia ("HAA")

BONDS, BERLEI, bras N things, SHERIDAN

#1 in Men's and Women's Underwear in Australia[3]

Network of Stores and Online DTC Business

Strong portfolio with local presence and DTC growth opportunities

8

HanesBrands Operates a Global Portfolio of Iconic, Market-Leading Innerwear Apparel Brands Review of Strategic Alternatives to be Initiated Innerwear Australia (“HAA”) Hanes 1 #1 Innerwear Brand in the U.S. ~125 Year 1 Brand Heritage #1 in Men’s Underwear #1 in Men’s and Women’s 3 Underwear in Australia Network of Stores and Most Widely 9 of 10 Online DTC Business Recognized U.S. Households Own 2 Hanes Products Apparel Brand in Strong portfolio with local 2 the U.S. presence and DTC growth opportunities HanesBrands has deeply rooted retail relationships built on the iconic “Hanes” brand 1. Circana, LLC, Retail Tracking Service, US, Total Innerwear, Total Men’s Underwear, Excluded: Hosiery, Dollar & Unit Share, 12 ME June 2025 2. HanesBrands Brand Equity Tracker, June 2025 8 3. BDA Brand Tracking HanesBrands Q2 2025

Scaled Financial Profile With Industry Leading Margins Our Combined Capabilities Enhance Our Competitive Advantage One of the largest global apparel players ü by number of units sold $6.9B 37% Enhanced supply chain capabilities to support Pro Forma Pro Forma ü major customers 1,2 1,2 Net Sales Gross Margin ] Optimized manufacturing utilization ü across various regions ~$1.6B / 23% 2.6x Pro Forma 4,5,6 Net Debt Leverage Largest domestic consumer of U.S. cotton ü Adjusted EBITDA / At Closing 1,3,4,5 Margin 1. Reflects trailing twelve-month period ended June 29, 2025 2. Pro Forma net sales and Pro Forma gross margin (calculated as gross profit divided by net sales) reflect the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP. See “Supplemental Financial Measures” in the Appendix “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation” 3. Includes expected run-rate cost synergies of $200M, which are expected to be realized within three years of closing 4. Includes HAA LTM adjusted EBITDA of approximately $100M as at LTM ended June 28, 2025 5. This is a non-GAAP measure or ratio. See “Non-GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation 9 6. Assumes transaction closing at the end of 2025 and is based on full year 2025 combined leverage

Complementary Portfolio Enhances Resiliency and Diversification

Addition of HanesBrands' Innerwear Brands Enhances Product Diversification[1,2]

Current

~10%
GILDAN
~90%

Innerwear Activewear

+

Current

~10%
HBI
~90%

=

Pro Forma

~50%
Pro Forma
~50%

Market Advantage

- ✓ Broader consumer reach
- ✓ Reinforced resilience to seasonal and cyclical variations

Balanced Channel Exposure given HanesBrands' Strong Retail Presence[1,2]

Current

~25%
GILDAN
~75%

Printwear Retail

+

Current

~10%
HBI
~90%

=

Pro Forma

~60%
Pro Forma
~40%

Market Advantage

- ✓ Accelerate retail penetration
- ✓ Innovation and low-cost advantage across channels
- ✓ Lower customer concentration

$6.9B pro forma revenue[1,2] with balanced category and channel exposure

Source: Public fillings and presentations, internal analysis

10

Complementary Portfolio Enhances Resiliency and Diversification 1,2 Addition of HanesBrands’ Innerwear Brands Enhances Product Diversification Current Current Current Pro Forma Market Advantage ~10% ~10% ü Broader consumer reach Pro ~50% Forma + = ü Reinforced resilience to seasonal ~50% ~90% and cyclical variations ~90% Innerwear Activewear 1,2 Balanced Channel Exposure given HanesBrands’ Strong Retail Presence Current Current Pro Forma Current Market Advantage ~10% ~25% ü Accelerate retail penetration ~40% Pro + = ~60% Forma ü Innovation and low-cost ~90% ~75% advantage across channels ü Lower customer concentration Printwear Retail 1,2 $6.9B pro forma revenue with balanced category and channel exposure Source: Public fillings and presentations, internal analysis 1. Pro Forma net sales reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP 2. Includes HAA LTM revenues of approximately 10% of pro forma revenues as at LTM ended June 28, 2025 10

Combination Enhances Scale and Furthers Gildan's Cost Advantage

40+ combined facilities across the world

GILDAN

6 yarn-spinning assets across Southeastern U.S.

~95% of sales volumes driven by in-house manufacturing

~50,000 employees

Gildan Facilities
● Textile and sewing manufacturing hubs
★ Yarn-spinning facilities
HanesBrands Facilities
● Textile and sewing manufacturing facilities

HBI
HANESBRANDS INC.

3rd party yarn sourcing

~75% of sales volumes driven by in-house manufacturing[1]

~41,000 employees

Market Advantage

- ✓ Significant manufacturing synergy opportunity
- ✓ Flexible sourcing across regions

Source: Public fillings and presentations

11

Combination Enhances Scale and Furthers Gildan’s Cost Advantage 40+ combined facilities across the world 6 yarn-spinning assets across rd 3 party yarn sourcing Southeastern U.S. 16 textile & sewing facilities across Central 22 textile & sewing facilities in Central American, the Caribbean and Southeast Asia America, the Caribbean and Southeast Asia ~75% of sales volumes driven by ~95% of sales volumes driven by 1 in-house manufacturing in-house manufacturing ~50,000 employees ~41,000 employees Market Advantage ü Significant manufacturing Gildan Facilities synergy opportunity Textile and sewing manufacturing hubs ü Flexible sourcing across regions Yarn-spinning facilities HanesBrands Facilities Textile and sewing manufacturing facilities Transaction creates an industry-leading vertically integrated platform with global scale and substantial potential for cost efficiencies Source: Public fillings and presentations 11 1. Includes a combination of facilities owned and operated by HanesBrands, and facilities owned and operated by dedicated contractors who perform some of the steps in the manufacturing process

Significant Synergy Opportunity Across Supply Chain, Operations and SG&A $200M+ Benefit from Gildan’s best-in-class low-cost manufacturing structure ü Efficient reallocation of production volumes across geographies ü Supply Chain Utilize vertical integration capabilities to deliver savings through insourcing ü Utilize HanesBrands’ existing retail relationships and expertise in the U.S. ü SG&A & Operations Consolidation of global distribution footprint ü Optimization of network, logistics and IT system infrastructure ü Annual Run-Rate Expected Cost Synergies in 3 years 1 $200M+ annual run-rate cost synergies expected , evenly distributed across supply chain, operations and SG&A, leveraging Gildan’s best-in-class operational playbook 1. Expected run-rate cost synergies expected to be fully realized within three years of closing, with ~$50M in synergies to be realized in 2026, ~$100M in 2027 and ~$50M in 2028; one-time costs associated with the capture of the $200M annual run- rate cost synergies estimated to be approximately $200M; see “Forward-Looking Statements and Information” at the beginning of this Presentation 12

Building On Our Margin Leadership Position 1,2,3,4 Pro Forma LTM Adj. EBITDA Margin Inclusive of $200M 23% 5 of Expected Run-Rate Synergies ~3% 18% 20% 17% 15% 13% 11% 10% 10% 10% 6% 4% Gildan PF Ralph Lauren Kontoor Levi's PVH Oxford Industries Carter's G-III Columbia Under Armour VF Corp Global Apparel Peers Industry-leading margins driven by superior operational efficiency Source: Public fillings and presentations 1. Pro forma Gildan (IFRS) and HanesBrands and select peer U.S. GAAP adjusted EBITDA margins as last reported LTM 2. Pro forma adjusted EBITDA margin shown on a IFRS basis for Gildan and U.S. GAAP basis for HanesBrands and U.S. Peers; IFRS differs in certain material respects from U.S. GAAP, and thus adjusted LTM EBITDA margins of Hanesbrands and select peers may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS 3. Pro forma adjusted EBITDA margin includes HAA LTM adjusted EBITDA of approximately $100M as at LTM ended June 28, 2025 13 4. This is a non-GAAP measure or ratio. See “Non-GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation 5. See “Forward-Looking Statements and Information” at the beginning of this Presentation

Enhanced Go-to-Market Capabilities Enable Cross-Selling Opportunities ~3-5% 1 Pro Forma Organic Net Sales CAGR Harness State-of-the-Art, Vertically Integrated ü Manufacturing Platform to Drive Innovation Support Hanes’ Iconic Brand Growth ü in Activewear in the Retail Channel +Mid-Single +Low-Single Digit % Digit % Market Gildan’s Portfolio of Brands Organic Net Sales Organic Net Sales ü Within HanesBrands’ Retail Infrastructure 2 3 Growth Growth Benefit from Bangladesh to Further ü Penetrate International Markets Complementary go-to-market capabilities and channel strengths will drive incremental innovation and growth Source: Public fillings and presentations 1. Three-year outlook (for the 2026-2028 period) for the combined business; see “Forward-Looking Statements and Information” at the beginning of this Presentation for additional information, including for a summary of key assumptions and important risk factors 2. Per Gildan three-year outlook (for the 2025-2027 period) published on August 1, 2024 and reiterated on July 31, 2025. See “Outlook” in Gildan’s fiscal 2024 earnings press release dated February 19, 2025 and see “2025 Outlook” in the Company’s Q2 2025 earnings press release dated July 31, 2025 for additional information, including for a summary of key assumptions and important risk factors underlying our fiscal 2025 and three-year outlook 14 3. Per HanesBrands disclosure published August 8, 2024

1 Clear Path to Long-Term Value Creation Net sales CAGR of ~3-5% Net Sales ~3-4% of net sales Capital Expenditures 2 Long-term target net debt leverage ratio of 1.5x – 2.5x Leverage 3 Enhanced shareholder returns through dividends and share repurchases Return to Shareholders 1,3,4 2 Adjusted diluted EPS CAGR in the low 20% range Adjusted Diluted EPS 1. Three-year outlook (for the 2026-2028 period) for the combined business; see “Forward-Looking Statements and Information” at the beginning of this Presentation, including for a summary of key assumptions and important risk factors 2. This is a non-GAAP measure or ratio. See “Non-GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non-GAAP and Other Financial Measures” at the end of this Presentation 3. Gildan share buybacks to be paused until its net debt leverage ratio approximates the midpoint of its target leverage framework of 1.5-2.5x net debt to adjusted EBITDA 4. Starting from the midpoint of Gildan’s 2025 adjusted diluted EPS guidance 15

Compelling Strategic and Financial Rationale Improved Scale and Market Position Creates a Global Basic Apparel Leader ü Strengthened Go-to-Market and Retail Capability Set with Addition of Iconic Hanes Brand ü Enhanced Diversification and Resiliency via Complementary Products and Channels ü Enhanced Global Low-Cost Vertically Integrated Manufacturing Footprint ü Significant Synergy Opportunity Driving Attractive Financial Profile ü 16

Appendix – Definition of Non-GAAP and Other Financial Measures 17

PRESENTATION OF FINANCIAL INFORMATION References to “LTM” in this presentation means the trailing twelve-month period ended June 29, 2025. Gildan’s financial information for the LTM period ended June 29, 2025 presented herein is unaudited and has been derived by adding Gildan’s unaudited interim consolidated financial information for the six months ended June 29, 2025 to its consolidated financial information for the fiscal year ended December 29, 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 30, 2024. HanesBrands’ financial information for the LTM period ended June 28, 2025 presented herein is unaudited and has been derived by adding HanesBrands’ unaudited interim consolidated financial information for the six months ended June 28, 2025 to its consolidated financial information for the fiscal year ended December 28, 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 29, 2024. Gildan’s financial statements are prepared in accordance with IFRS, and most of the historical financial information of Gildan included in this presentation has been derived from Gildan’s annual or interim financial statements prepared in accordance with IFRS and has been prepared using accounting policies that are consistent with IFRS. HanesBrands’ financial statements are prepared in accordance with U.S. GAAP, and most of the historical financial information of HanesBrands included in this presentation has been derived from HanesBrands’ annual or interim financial statements prepared in accordance with U.S. GAAP and has been prepared using accounting policies that are consistent with U.S. GAAP. This presentation also includes certain non-GAAP and other financial measures presented by Gildan and HanesBrands in their respective public filings as discussed in “Non-GAAP financial measures and related ratios” below. IFRS differs in certain material respects from U.S. GAAP. The financial information of HanesBrands presented in this presentation has not been adjusted to give effect to the differences between U.S. GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Gildan, and thus may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS. Combined and pro forma financial information presented in this presentation are based on the summation of Gildan’s financial information for the LTM period ended June 29, 2025 combined with HanesBrands’ financial information for the LTM period ended June 28, 2025, before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands’ debt and without any pro forma adjustments. The presentation of financial information on a combined or pro forma basis in this presentation does not comply with IFRS. The combined and pro forma financial information included in this presentation does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period. We believe that such information can provide readers with a better understanding of how we assess the potential contribution of HanesBrands to Gildan’s results of operation and the effect of the acquisition on Gildan’s financial position and leverage. NON-GAAP FINANCIAL MEASURES AND RELATED RATIOS Adjusted EBITDA, combined adjusted EBITDA and pro forma adjusted EBITDA (including expected synergies) Gildan calculates adjusted EBITDA as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs (including acquisition transaction costs and acquisition integration costs). Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback (all of which were not applicable for the trailing 12-month period ended June 29, 2025), and costs relating to proxy contest and leadership changes and related matters. HanesBrands’ adjusted EBITDA measure included in this presentation is calculated as HanesBrands’ EBITDA as reported in its public filings, excluding the impact of restructuring charges related to its supply chain restructuring and consolidation and other action-related charges as described in its public filings, in order to better align with how Gildan calculates its adjusted EBITDA for the trailing 12-month period ended June 29, 2025. HanesBrands’ adjusted EBITDA measure included in this presentation does not include EBITDA relating to discontinued operations, and also excludes adjustments for certain other losses, charges and expenses as reported in HanesBrands’ public filings (such adjustments were made to align the presentation in HanesBrands’ public filings with the definition of the financial ratios included in its credit agreement). Combined adjusted EBITDA is the summation for the applicable of Gildan’s adjusted EBITDA combined with HanesBrands’ adjusted EBITDA. Pro forma adjusted EBITDA presents the combined adjusted EBITDA of Gildan and HanesBrands for the applicable period, including the impact of expected annual run-rate synergies. Combined and pro forma adjusted EBITDA margin (including expected synergies) Combined adjusted EBITDA margin is defined as combined adjusted EBITDA divided by pro forma net sales. Pro forma adjusted EBITDA margin is defined as pro forma adjusted EBITDA, including the impact of expected annual run-rate synergies, divided by pro forma net sales. Adjusted diluted EPS Gildan calculates adjusted diluted EPS as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Gildan calculates adjusted net earnings as net earnings before restructuring and acquisition-related costs (including acquisition transaction costs and acquisition integration costs), impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which Gildan operates. Adjusted diluted EPS of Gildan for the years ended December 29, 2024 and December 31, 2023 were $3.00 and $2.57, respectively, representing a year over year increase of approximately 17%. GAAP diluted EPS of Gildan for the years ended December 29, 2024 and December 31, 2023 were $2.46 and $3.03, respectively, representing a year over year decrease of approximately 19%. See section 16.0 of Gildan’s MD&A for the year ended December 29, 2024 for a reconciliation of adjusted diluted EPS to the most directly comparable IFRS measure, namely GAAP diluted EPS. Net debt and Net debt leverage ratio Gildan defines total debt as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and Gildan calculates net debt as total debt net of cash and cash equivalents. Net debt of Gildan as at December 29, 2024 was $1,568.6 million. Gildan defines net debt leverage ratio as the ratio of net debt to pro forma adjusted EBITDA (as reported in Gildan’s public filings) for the trailing twelve months, all of which are non-GAAP measures. Adjusted EBITDA of Gildan for the year ended December 29, 2024 was $833.8 million. As at December 29, 2024, Gildan had a net debt leverage ratio of 1.9x net debt to trailing twelve months adjusted EBITDA. See section 16.0 of Gildan’s MD&A for the year ended December 29, 2024 for a reconciliation of Gildan’s adjusted EBITDA and Net Debt to the most directly comparable IFRS measure, namely net earnings and long-term debt. 18

Definition and Reconciliation of Selected Non-GAAP Financial Measures Adjusted EBITDA, Combined Adjusted EBITDA and Margin, Pro Forma Adjusted EBITDA and Margin 1 (Including Expected Synergies) Gildan Hanesbrands Combined and Pro Forma LTM LTM LTM (In $US millions, on a trailing 12-month basis, unaudited) June 29, 2025 June 28, 2025 June 29, 2025 Net earnings 486.4 90.5 576.9 Income (loss) from discontinued operations - (79.5) (79.5) Net earnings from continuing operations 486.4 170.0 656.4 Adjustments for: 2 9.9 44.6 54.5 Restructuring and acquisition-related costs and other action-related charges Costs relating to proxy contest and leadership changes and related matters 7.9 - 7.9 3 Depreciation and amortization 137.7 58.4 196.1 3,4 119.0 185.8 304.8 Financial expenses, net Income tax expense 95.7 38.4 134.1 5 Adjusted and combined adjusted EBITDA 856.6 497.2 1,353.8 6 200.0 Adjustment for expected synergies Pro forma adjusted EBITDA (including expected synergies) 1,553.8 Combined and Pro Forma LTM (In $US millions, on a trailing 12-month basis, unaudited) June 29, 2025 Pro forma net sales 6,883.0 Combined adjusted EBITDA 1,353.8 7 20% Combined adjusted EBITDA margin Pro forma net sales 6,883.0 6 1,553.8 Pro forma adjusted EBITDA (including expected synergies) 6,8 23% Pro forma adjusted EBITDA margin (including expected synergies) 1. Combined and pro forma reflect the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP. 2. Includes Gildan’s restructuring and acquisition-related costs and HanesBrands’ restructuring and other action-related charges 3. Depreciation and amortization for Gildan includes amortization expense for right of use assets, and financial expenses for Gildan includes interest on discounted lease obligations. For HanesBrands, these charges are not included in net earnings as HanesBrands’ lease payments are fully reported as a cash operating expense in accordance with U.S. GAAP 4. For HanesBrands, this caption is limited to interest expense as reported by HanesBrands in its public filings 5. For HanesBrands’ adjusted EBITDA, approximately 20% relates to the HanesBrands Australia business (“HAA”) 6. Represents expected annual run-rate synergies, which are expected to be fully realized within three years of closing, but excluding the one-time costs associated with the capture of such synergies estimated to be approximately $200M 19 7. Calculated as combined adjusted EBITDA divided by pro forma net sales 8. Calculated as pro forma adjusted EBITDA divided by pro forma net sales

Supplemental Financial Measures

(In $US millions, on a trailing 12-month basis, unaudited)	Gildan LTM June 29, 2025	Hanesbrands LTM June 28, 2025	Pro Forma LTM June 29, 2025
Net sales	3,342.8	3,540.2	6,883.0
Gross profit	1,041.9	1,492.4	2,534.3
Gross margin[2]	31.2%	42.2%	36.8%

20

Supplemental Financial Measures 1 Pro Forma Net Sales, Gross Profit and Gross Margin Gildan Hanesbrands Pro Forma LTM LTM LTM (In $US millions, on a trailing 12-month basis, unaudited) June 29, 2025 June 28, 2025 June 29, 2025 Net sales 3,342.8 3,540.2 6,883.0 Gross profit 1,041.9 1,492.4 2,534.3 2 31.2% 42.2% 36.8% Gross margin 1. Pro forma reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP, with no pro forma adjustments. See “Presentation of financial information” at the beginning of this Presentation 20 2. Gross margin is calculated as gross profit divided by net sales

END 21

Exhibit 99.7

Filed by HanesBrands Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HanesBrands Inc.

Commission File No.: 001-32891

Date: August 13, 2025

HBI-GIL LinkedIn Post

Today, we announced that HanesBrands has reached an agreement to be acquired by Gildan in a cash and stock transaction at an implied equity value of approximately $2.2 billion and an enterprise value of approximately $4.4 billion.

This transaction will combine HanesBrands’ portfolio of leading brands, innovation capabilities and go-to-market expertise with Gildan’s branded and value-driven blanks businesses. As part of Gildan, HanesBrands will benefit from an even stronger financial and operational foundation that will provide new opportunities – helping to power further innovation, a broader product offering and greater reach across channels and geographies.

We are confident the combination with Gildan is the right next step for HanesBrands and will be a positive catalyst to take the Company to the next level.

Read more about the announcement: [LINK].

Forward-Looking Statements and Information

Certain statements included in this communication constitute “forward-looking statements” and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”). Any statements contained in this communication that are not statements of historical fact, including any statements about Gildan Activewear Inc.’s (“Gildan”), HanesBrands Inc.’s (“HanesBrands”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute FLI. FLI generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology. FLI is included in this communication to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands, including each company’s management’s respective assessment of Gildan’s and HanesBrands’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions. FLI includes, among others, statements regarding the expected closing of the transaction and the timing thereof; the anticipated benefits of the transaction including the expected run-rate synergies and the timing to realize such synergies; competitive position, market penetration, consumer reach, product offering, innovation and go-to-market capabilities of the combined business; operational plans for the combined business; Gildan’s outlook reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted earnings per share and net debt leverage ratio for such period; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction; the efficiencies to be achieved as a result of the transaction; future return of capital to shareholders, including as it relates to dividends and share buybacks; the expected sources of financing of the transaction and the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof; the refinancing of HanesBrands’ existing debt; and the planned post-closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business. Any combined and pro forma financial information included in this communication does not necessarily reflect what the actual financial and operational results would have been had Gildan and HanesBrands operated as a combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period.

FLI is subject to known and unknown risks and uncertainties and should not be relied upon as a guarantee of future results. Risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by FLI, include, but are not limited to: (i) the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction; (ii) the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof; (iii) the success of integration plans and the time required to successfully integrate the combined business; (iv) the diversion of management’s time and attention from ongoing business operations and opportunities due to the transaction and other potential disruptions arising from the transaction; (v) potential undisclosed liabilities not identified during the due diligence process; (vi) accuracy of the combined and pro forma financial information of the combined business; (vii) the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing; (viii) actual or threatened legal proceedings that may be instituted against the parties, including with respect to the transaction; and (ix) the inability to retain key personnel, management or customers, or potential diminished productivity due to the impact of the proposed transaction on the parties’ current and prospective employees, key management, customers and other business partners. For additional information on the risks, uncertainties and other factors that could affect Gildan’s, HanesBrands’ or the combined company’s actual results, see the factors discussed in public filings made by Gildan and HanesBrands with the U.S. Securities and Exchange Commission (“SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, including Gildan’s 2024 Annual Report on Form 40-F, HanesBrands’ Annual Report on Form 10-K for the fiscal year ended December 28, 2024, and the proxy statement/prospectus to be filed with the SEC in connection with the transaction. You are cautioned not to place undue reliance on any FLI included in this communication, which speak only as of the date hereof. Gildan, HanesBrands and the combined company do not undertake any obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information about the Transaction and Where to Find It

Gildan will file with the SEC a registration statement on Form F-4, which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan. Each of Gildan and HanesBrands may also file other relevant documents with the SEC in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands. INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HANESBRANDS, GILDAN, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at gildancorp.com/investors, upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, H3A 3J2, Attention: Secretary, or by calling Gildan at 1-514-735-2023, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir.hanesbrands.com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc., 101 N. Cherry Street, Winston-Salem, North Carolina 27101.

Participants in the Solicitation of Proxies

Under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18, 2025, as well as its 2024 Annual Information Form, dated February 19, 2025, available on its website at gildancorp.com/investors, on the SEDAR+ website and at www.sedarplus.com and on the EDGAR section of the SEC website (which includes the 2024 Annual Report on Form 40-F) at www.sec.gov. Information regarding HanesBrands’ directors and executive officers is available in HanesBrands’ proxy statement filed with the SEC on March 17, 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 – Election of Directors,” “Compensation Discussion and Analysis – Executive Compensation,” “Corporate Governance – Director Compensation” and “Ownership of Our Stock – Share Ownership of Major Stockholders, Management and Directors.” To the extent the security holdings of HanesBrands’ directors and executive officers have changed since the amounts described in HanesBrands’ 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.